                                                                    EXHIBIT 99.4

                              A Technical Review Of

                       Tayoltita, Santa Rita, San Antonio,
                           La Guitarra and San Martin
                         Operating Silver and Gold Mines
                                    in Mexico

                                       for

                           WHEATON RIVER MINERALS LTD.

[GRAPHIC APPEARS HERE]

                            Velasquez Spring, P.Eng.
                                Senior Geologist

                                       and

                           G. Ross MacFarlane, P.Eng.
                     Senior Associate Metallurgical Engineer

Amended August 12, 2002
Revised June 5, 2002                           Watts, Griffis and McOuat Limited
April 25, 2002                               Consulting Geologists and Engineers
Toronto, Canada

                            A TECHNICAL REVIEW OF THE
                       TAYOLTITA, SANTA RITA, SAN ANTONIO,
                           LA GUITARRA AND SAN MARTIN
                         OPERATING SILVER AND GOLD MINES
                                    IN MEXICO
                                       FOR
                           WHEATON RIVER MINERALS LTD.

                            Velasquez Spring, P.Eng.
                                Senior Geologist

                                       and

                           G. Ross MacFarlane, P.Eng.
                     Senior Associate Metallurgical Engineer

Amended August 12, 2002
Revised June 5, 2002
April 25, 2002                                 Watts, Griffis and McOuat Limited
Toronto, Canada                              Consulting Geologists and Engineers

                                                       Watts, Griffis and McOuat

                                TABLE OF CONTENTS

                                                                          PAGE

A. SUMMARY...................................................................2

SECTION B: INTRODUCTION AND TERMS OF REFERENCE..............................24

B.1.  INTRODUCTION AND TERMS OF REFERENCE...................................25
       B.1.1    GENERAL.....................................................25
       B.1.2    TERMS OF REFERENCE..........................................28
       B.1.3    UNITS AND CURRENCY..........................................30
       B.1.4    DEFINITIONS.................................................30
       B.1.5    LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION..............32
       B.1.6    DISCLAIMERS.................................................32

SECTION C: SAN DIMAS DISTRICT...............................................36

C.1.  PROPERTY DESCRIPTION AND LOCATION.....................................37
       C.1.1    LOCATION....................................................37
       C.1.2    PROPERTY DESCRIPTION........................................37

C.2.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
      AND PHYSIOGRAPHY......................................................37
       C.2.1    ACCESS......................................................37
       C.2.2    CLIMATE.....................................................40
       C.2.3    LOCAL RESOURCES.............................................40
       C.2.4    INFRASTRUCTURE..............................................41
       C.2.5    PHYSIOGRAPHY................................................43

C.3.  HISTORY...............................................................43

C.4.  GEOLOGICAL SETTING....................................................46

C.5.  DEPOSIT TYPES.........................................................52

C.6.  MINERALIZATION........................................................53

C.7.  EXPLORATION...........................................................57

C.8.  DRILLING..............................................................66

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                          PAGE

C.9.  SAMPLING METHOD AND APPROACH..........................................68

C.10. SAMPLE PREPARATION, ANALYSES AND SECURITY.............................69

C.11. DATA VERIFICATION.....................................................70

C.12. ADJACENT PROPERTIES...................................................73

C.13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES........................76
       C.13.1   GENERAL.....................................................76
       C.13.2   LUISMIN APPROACH............................................76
       C.13.3   PAH AUDIT...................................................77
       C.13.4   VOLUME ESTIMATE.............................................78
       C.13.5   TREATMENT OF HIGH GRADE ASSAYS..............................78
       C.13.6   TONNAGE FACTOR..............................................79
       C.13.7   DILUTION....................................................79
       C.13.8   CUTOFF GRADE................................................80
       C.13.9   CLASSIFICATION OF RESERVES..................................80
       C.13.10  RECONCILIATION BETWEEN RESERVES AND PRODUCTION..............94
       C.13.11  DISCUSSION..................................................94

C.14. MINING OPERATIONS.....................................................97
       C.14.1   GENERAL.....................................................97
       C.14.2   DESCRIPTION OF MINING OPERATIONS............................99

C.15. MILLING OPERATIONS...................................................103
       C.15.1   GENERAL....................................................103
       C.15.2   TAYOLTITA MILL.............................................103
       C.15.3   SAN ANTONIO MILL...........................................104

C.16. ENVIRONMENTAL ISSUES AT SAN DIMAS WITH TAILINGS
      MANAGEMENT...........................................................107
       C.16.1   GENERAL....................................................107
       C.16.2   TAYOLTITA TAILINGS.........................................108
       C.16.3   SAN ANTONIO TAILINGS.......................................109

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                          PAGE

SECTION D: LA GUITARRA.....................................................111

D.1.  PROPERTY DESCRIPTION AND LOCATION....................................112
       D.1.1    LOCATION...................................................112
       D.1.2    PROPERTY DESCRIPTION.......................................112

D.2.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
      AND PHYSIOGRAPHY.....................................................112
       D.2.1    ACCESS.....................................................112
       D.2.2    CLIMATE....................................................115
       D.2.3    LOCAL RESOURCES............................................115
       D.2.4    INFRASTRUCTURE.............................................115
       D.2.5    PHYSIOGRAPHY...............................................115

D.3.  HISTORY..............................................................117

D.4.  GEOLOGICAL SETTING...................................................118

D.5.  DEPOSIT TYPES........................................................122

D.6.  MINERALIZATION.......................................................122

D.7.  EXPLORATION..........................................................123

D.8.  DRILLING.............................................................123

D.9.  SAMPLING METHOD AND APPROACH.........................................124

D.10. SAMPLE PREPARATION, ANALYSES AND SECURITY............................124

D.11. DATA VERIFICATION....................................................125

D.12. ADJACENT PROPERTIES..................................................125

D.13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.......................127

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                          PAGE

D.14. MINING OPERATIONS....................................................134

D.15. MILLING OPERATIONS...................................................134

D.16. ENVIRONMENTAL ISSUES AT LA GUITARRA..................................136

SECTION E: SAN MARTIN......................................................137

E.1.  PROPERTY DESCRIPTION AND LOCATION....................................138
       E.1.1    LOCATION...................................................138
       E.1.2    PROPERTY DESCRIPTION.......................................138

E.2.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
      AND PHYSIOGRAPHY.....................................................138
       E.2.1    ACCESS.....................................................138
       E.2.2    CLIMATE....................................................141
       E.2.3    LOCAL RESOURCES............................................141
       E.2.4    INFRASTRUCTURE.............................................141
       E.2.5    PHYSIOGRAPHY...............................................143

E.3.  HISTORY..............................................................143

E.4.  GEOLOGICAL SETTING...................................................144

E.5.  DEPOSIT TYPE AND MINERALIZATION......................................147

E.6.  EXPLORATION..........................................................147

E.7.  DRILLING.............................................................148

E.8.  SAMPLING METHOD AND APPROACH.........................................148

E.9.  SAMPLE PREPARATION, ANALYSIS AND SECURITY............................148

E.10. DATA VERIFICATION....................................................149

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                          PAGE

E.11. ADJACENT PROPERTIES..................................................149

E.12. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.......................151

E.13. MINING OPERATIONS....................................................160

E.14. MILLING OPERATIONS...................................................160

E.I5. ENVIRONMENTAL ISSUES WITH SAN MARTIN TAILINGS
      MANAGEMENT...........................................................162

SECTION F: EXPLORATION PROPERTIES..........................................163

F.1.  EXPLORATION PROPERTIES...............................................164
       F.1.1    INTRODUCTION...............................................164
       F.1.2    SAN PEDRITO PROJECT........................................167
       F.1.3    DISCUSSION.................................................167

SECTION G:.................................................................169

G.1.  CAPITAL AND OPERATING COSTS..........................................170
       G.1.1    CAPITAL COSTS..............................................170
       G.1.2    OPERATING COSTS............................................174

G.2.  MARKETS AND CONTRACTS................................................176

G.3.  ECONOMIC ANALYSIS AND TAXATION.......................................177
       G.3.1    TAXATION...................................................177
       G.3.2    ECONOMIC MODEL.............................................179
       G.3.3    PRODUCTION SCHEDULE........................................182
       G.3.4    SENSITIVITY ANALYSIS.......................................182

G.4.  OTHER RELEVANT DATA AND INFORMATION..................................186
       G.4.1    PRELIMINARY ECONOMIC ASSESSMENTS...........................186

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                          PAGE

G.5.  SENSITIVITY ANALYSIS WITH INFERRED RESOURCES.........................189

G.6.  INTERPRETATION AND CONCLUSIONS.......................................192

G.7.  RECOMMENDATIONS......................................................194

CERTIFICATES...............................................................195

REFERENCES.................................................................199

APPENDICES.................................................................200

APPENDIX 1:  CASH FLOW MODELS AND SCHEDULES PROVEN AND
             PROBABLE RESERVES ONLY
APPENDIX 2:  OTHER RELEVANT DATA AND INFORMATION PROVEN
             AND PROBABLE RESERVES AND INFERRED RESOURCES

                                 LIST OF TABLES

1.   Reconciliation between predicted grade and production - Luismin operations (1978-2002)....................33
2.   Luismin mine production...................................................................................45
3.   Inferred Mineral Resources compared to explored area......................................................59
4.   Drillhole results 2002 diamond drilling - San Dimas District..............................................67
5.   Comparative analysis of metal contents....................................................................72
6.   Inferred Mineral Resources, San Dimas Mines...............................................................83
7.   Reconciliation between predicted reserves and actual production - Tayoltita-Santa Rita (1978-2001)........95
8.   Reconciliation between predicted reserves and actual production - San Antonio.............................96
9.   Luismin, S.A. de C.V. operating mines Inferred Mineral Resources transformed into Mineral Reserves
     1979-1998.................................................................................................96
10.  Mineral Reserves of San Dimas District - Luismin geology department as of December 31, 2001...............97
11.  Inferred Mineral Resources of San Dimas District geology department as of December 31, 2001...............98

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                             PAGE
12.  Luismin San Dimas mining operations for 2001..............................................................99
13.  San Dimas Mill performance 2001..........................................................................103
14.  La Guitarra Mine total Mineral Reserves and mine production..............................................117
15.  Mineral Reserves of La Guitarra Mine, Minera Arauco, S.A. de C.V.........................................128
16.  La Guitarra unit Inferred Mineral Resources..............................................................132
17.  Reconciliation between predicted reserves and actual production - La Guitarra............................133
18.  San Martin Mine historic reserves and production.........................................................144
19.  Mineral Reserves of San Martin Mine summary of reserve estimate..........................................151
20.  Reconciliation between predicted reserves and actual production - San Martin.............................156
21.  San Martin unit Inferred Mineral Resources...............................................................157
22.  Minas Luismin, S.A. de C.V. - exploration project status, 2002...........................................165
23.  Capital cost summary - all operations Proven and Probable Reserves.......................................171
24.  Capital costs Mineral Reserves and Inferred Resources case - Luismin operations..........................172
25.  Luismin operating costs for 2001.........................................................................175
26.  Luismin mines projected operating costs..................................................................176
27.  Minas Luismin project - consolidated pre-tax cash flow based on Proven and Probable Reserves.............181
28.  Sensitivity of pre-tax net cash flow to changes in metal prices and costs (based on Proven and Probable reserves) net pre-tax cash flow to project..................................................183
29.  Sensitivity of pre-tax net cash flow to changes in metal prices and costs (based on Proven and Probable reserves) percentage change in net cash flow compared to base case..........................183
30.  Consolidated pre-tax net cash flow based on Proven and Probable Reserves and Inferred Resources..........187
31.  Sensititvity of pre-tax net cash flow to changes in metal prices and costs (based on Proven and
     Probable Reserves and Inferred Mineral Resources)........................................................190
32.  Sensitivity of pre-tax net cash flow to changes in metal prices and costs (based on Proven and
     Probable Reserves and Inferred Mineral Resources) (%)....................................................190

                                 LIST OF FIGURES

1.   Organization Chart........................................................................................26
2.   Location map, Luismin's operating mines, Mexico...........................................................27
3.   Grades and reconciliation - Luismin Operations (1978-2001)................................................34
4.   Location of Tayoltita, San Antonio and Santa Rita mines...................................................38
5.   Property map, San Dimas district..........................................................................39
6.   Infrastructure at Tayoltita...............................................................................42
7.   Geologic Map of the San Dimas District....................................................................47
8.   Litho-stratigraphic column of the San Dimas District......................................................48

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                             PAGE
9.   Regional structure and known veins........................................................................51
10.  Geological cross-section across San Dimas District........................................................52
11.  Longitudinal cross-section of San Luis Vein, Tayoltita Mine...............................................54
12.  Longitudinal cross-section of Guadalupe Vein..............................................................55
13.  Longitudinal cross-section of San Antonio Vein............................................................56
14.  Schematic section of the Favourable Zone..................................................................58
15.  Reconciliation of resources with reserves, Robertita Vein, East Part......................................60
16.  Reconciliation of resources with reserves, Robertita Vein, West Part......................................61
17.  Reconciliation of resources with reserves, Santa Lucia Vein...............................................62
18.  Reconciliation of resources with reserves, Celia Vein II..................................................63
19.  Reconciliation of resources with reserves, Castellana Vein................................................64
20.  Reconciliation of resources with reserves, Cedral Vein....................................................65
21.  Check assays, Tayoltita Laboratory........................................................................71
22.  Comparison of muck sample values, Celia Vein, Stope 8-845.................................................74
23.  Comparison of muck sample values with vein samples, Santa Lucia Vein, ramp 7-618..........................75
24.  Structural map of the San Dimas District..................................................................85
25.  Outcropping veins in the Central block, San Dimas District................................................86
26.  Longitudinal section of Castellana Vein...................................................................88
27.  Longitudinal cross-section of Celia II Vein, Castellana Mine..............................................89
28.  Longitudinal section of Santa Lucia Vein..................................................................91
29.  Plan and cross-section of Arana fault, Tayoltita Mine.....................................................92
30.  Flowsheet of Tayoltita mill..............................................................................105
31.  Flowsheet of San Antonio mill............................................................................106
32.  Location map, La Guitarra Mine...........................................................................113
33.  Property map, La Guitarra Mine...........................................................................114
34.  Infrastructure of La Guitarra Mine.......................................................................116
35.  Geologic map, La Guitarra Mine...........................................................................119
36.  Litho-stratigraphic column, La Guitarra Mine.............................................................120
37.  Longitudinal section, La Guitarra Mine...................................................................121
38.  Check assay data, La Guitarra............................................................................126
39.  Flowsheet of La Guitarra Mill............................................................................135
40.  Location map, San Martin project.........................................................................139
41.  Property map, San Martin Mine............................................................................140
42.  Infrastructure of San Martin project.....................................................................142
43.  Generalized geologic map of San Martin...................................................................145
44.  Litho-stratigraphic column of San Martin mine............................................................146
45.  Check Assays San Martin Laboratory.......................................................................150
46.  Longitudinal section of San Martin Mine, East Section....................................................153
47.  Longitudinal section of San Martin Mine, West Section....................................................154

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                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                             PAGE
48.  Flowsheet of San Martin Mill.............................................................................161
49.  Mexican mineral properties...............................................................................166
50.  Economic sensitivity analysis, based on Proven and Probable Reserves, Luismin operating mines............184
51.  Economic sensitivity analysis, based on Proven and Probable Reserves and Inferred Mineral
     Resources, Luismin operating mines.......................................................................191

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                                                       Watts, Griffis and McOuat

                                   SECTION A:
                                     SUMMARY

                                      - 1 -

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                                                       Watts, Griffis and McOuat

                                   A. SUMMARY
GENERAL

Watts, Griffis and McOuat Limited ("WGM") was retained by Wheaton River Minerals Ltd. ("Wheaton") to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101, on five operating silver-gold mines and several exploration properties in Mexico. The purpose of the review was to assist Wheaton in the decision to acquire, or not, the shares of Minas Luismin S.A. de C.V. ("Luismin") and to support a prospectus prepared to qualify special warrants issued in a private placement.

WGM visited all five of the mining operations during the period January 16 through 26, 2002. A second visit was made to the three San Dimas mines during the period March 7 through 11, 2002. On both trips, visits were made to the Luismin head office in Durango, where technical data and operational records were reviewed, and discussions held with engineers and geologists.

The five mining properties are each operated by wholly owned subsidiaries of Luismin and include: Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the State of Queretaro; and, La Guitarra mine in the state of Mexico. Ninety-three exploration and exploitation concessions are held by the five mines covering a total area of approximately 30,000 ha. This extensive land ownership covers the mines, as well as the most prospective surrounding areas, and forms an important asset for Luismin's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported for refining to Salt Lake City, Utah.

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                                                       Watts, Griffis and McOuat

Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Gold and silver production from the five mines during the past two years has averaged approximately 93,900 oz Au per year and 5,632,000 oz Ag per year, placing Luismin as Mexico's third largest producer of silver and fourth largest producer of gold.

Pursuant to an agreement dated April 24, 2002, on June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin. The purchase price was comprised of US$55 million in cash and an additional US$7.5 million paid with 9,084,090 Common Shares. Wheaton also advanced US$20 million to Luismin that Luismin used to repay all of its outstanding bank debt. An additional contingent silver price adjustment payment of $US 7.5 million to be paid with 11,355,113 Common Shares will be paid if the price of silver averages US$5 or more over a period of 60 consecutive trading days prior to June 24, 2004.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices, and record keeping is very good.

WGM did not independently review the lease and land status information and the information reported herein was as provided by Luismin.

WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK") conducted one for Wheaton in January 2002.

SAN DIMAS DISTRICT

The three mines, Tayoltita, Santa Rita and San Antonio are located some 125 km northeast from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango, Durango. The district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving some 10 hours from Durango.

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                                                       Watts, Griffis and McOuat

The climate is semi-tropical with relatively high temperatures and humidity with an average annual rainfall of between 66 and 108 cm. Located in central part of the Sierra Madre Occidental, the area is characterized by very rugged topography with steep to vertically walled, narrow canyons and elevation differences of some 2,000 m.

Subsistence farming, ranching and on the higher ridge timber harvesting are the predominant activities in the area. Beyond the mining or sawmill camps, the population is sparse. Tayoltita, with approximately 8,000 inhabitants, is the most important population centre in the area.

Sufficient water for the mining/milling operations is obtained from wells and from the adjacent Piaxtla River while electrical power is provided by a combination of Luismin's own power systems and by the Federal Power Commission's network.

The Santa Rita mine is located approximately 3 km upstream from Tayoltita, while the San Antonio mine and mill are 7 km west of Tayoltita. The San Antonio mill is accessed from the Tayoltita mine by road, through the town of Tayoltita to the portal of the San Luis tunnel then through the tunnel and finally along a river bed to the mill, about an hour and a half drive in total.

The San Dimas District has experienced a long history of mining since precious metal production was first reported in 1757, and was continuously worked by the Spanish until 1810, the start of the Mexican War of Independence. In the 1880s, modern mining methods were started with the arrival of Americans, and the first cyanide mill in Mexico was built at Tayoltita. In 1959, Mexicanization of the mines forced 51% sale of shares to Mexicans, and in 1961, Minas de San Luis S.A. de C.V. was formed and assumed the mining operation. In 1978, Luismin obtained the remaining 49% of the shares. Historical production is estimated at 655 million ounces of silver and 9.33 million ounces of gold placing the San Dimas District third in Mexico for precious metal production.

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                                                       Watts, Griffis and McOuat

The geological setting at San Dimas shows two major volcanic successions, totalling 3,500 m in thickness, separated by an erosional and depositional unconformity. The Lower Volcanic Unit ("LVG") is predominantly composed of andesitic and rhyolitic flows and tuffs, while the Upper Volcanic Unit ("UVG") is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs. The LVG is the host of the mineralized veins.

The district lies within an area of complex normal faulting. Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The deposits are high grade, silver-gold epithermal vein deposits formed from the final stages of igneous and hydrothermal activity in two different vein systems. The first formed set of veins strikes east-west while the second strikes north-northeast. Both sets of veins pinch, swell, bifurcate and exhibit horse-tailing and cymoidal structures. The veins vary in width from a fraction of a centimetre to fifteen metres, but average 1.5 m. The ore shoots in the veins have variable strike lengths, averaging 150 m. They can have up to 200 m down-dip extensions but the down-dip extensions are normally less than the strike length. The ore forming minerals are light coloured, medium to coarse grained quartz with intergrowths of base metal sulphides, pyrite, argentite, polybasite, native silver and electrum.

Typical of epithermal systems, the San Dimas District exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, the Favourable Zone was in a horizontal position, paralleling the erosional surface of the LVG. Luismin has successfully located the Favourable Zone in fault tilted blocks from the position of the unconformity between the lower and upper volcanic units. At San Dimas, the Favourable Zone has a vertical extent some 300 to 600 m. Past mining experience has shown that 30% of the volume/tonnage of structures in the Favourable Zone, when later developed, become ore. At the current mining

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                                                       Watts, Griffis and McOuat

rate, Inferred Mineral Resources are being successfully developed on a yearly basis into mineral reserves to replace mined out ore.

Exploration is done both by diamond drilling and by underground development work. The drilling is mainly done from underground stations. Approximately 5,000 m of drifting and 13,900 m of drilling are planned for 2002 at the three mines.

Exploration is concentrated on finding new mineral resources/mineral reserves in the immediate area of the present mine workings. There are more than 120 known mineralized veins in the district.

From a flight over the surrounding mine area, WGM observed extensive hydrothermal alteration, characteristic of epithermal vein mineralization. This surrounding land holds promise for future exploration.

The workings of the San Dimas District mines are sampled across the vein at 1.5 m intervals along the vein under the direction of the Geological Department. The splits are taken along the sample line to reflect geology but no sample is greater than 1.5 m. Once an ore block has been developed, the sample line spacing may be increased to 3.0 m. Sampling is by an approximately 10 cm wide chip-channel across the vein.

The samples are crushed, ground, split and homogenized at the mine assay laboratory to produce a representative 10 g sample for fire assaying. Routine quality control is carried out with check assays done at the mine assay laboratory, and between Luismin mine laboratories. Approximately two years ago Luismin conducted a study of quality control of the mine assay laboratories and sent 199 sample splits (approximately 40 from each deposit) to three commercial laboratories and to each of the Luismin laboratories. In general, the results showed good correlation between all of the laboratories.

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                                                       Watts, Griffis and McOuat

Assayed sample data are posted on level plans, and the geologist defines the limits of mineralization across and along the vein to determine the block lengths for mineral reserve estimation.

The method used by Luismin to estimate tonnage/grade at the mines in an ore shoot is the conventional block estimation method where the average width is multiplied by the area measured in a vertical plane (corrected for dip) to determine the volume. This volume is multiplied by 2.7 (SG) to give the estimated tonnage.

Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values, however a statistical study in 1999 showed that the curve was no longer appropriate. Since November 2000, grade corrections of 0.85 x silver grade and 0.95 x gold grade, have been applied. To account for narrow veins at the San Dimas mines, a dilution factor of 10% (at zero grade) is also applied to blocks of less than 5,000 tonnes. These grade corrections and dilution, where appropriate, are applied to both the Proven and Probable Mineral Reserves and the Inferred Mineral Resources.

Calculation of the minimum cutoff grade is based on market metal prices for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.

Luismin designates proven mineral reserves only when mineralization above cutoff grade is exposed in a drift. The distance projected above and below the drift is a function of the exposed length of the above cutoff grade mineralization in the drift.

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                                                       Watts, Griffis and McOuat

Blocks are adjusted to reflect faults, old workings or vein intersections. The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

BLOCK LENGTH                  MAXIMUM VERTICAL PROJECTION FOR    MAXIMUM VERTICAL PROJECTION FOR
                                  PROVEN MINERAL RESERVES           PROBABLE MINERAL RESERVES
Less than 15 m (50 ft)                    4m (12 ft)                         8m  (24 ft)
15 to 45m (50 to 148ft)                   8m (24 ft)                        16m  (52 ft)
45 to 85m (148 to 279 ft)                16m (52 ft)                        32m (105 ft)
Greater than 85 m (279 ft)               20m (65 ft)                        40m (135 ft)

Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation and thickness of the vein ranging from 25 x 25 m for veins less than 1.0 m thick to 50 x 50 m for veins greater than 1.5 m thick.

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "Probable Mineral Reserves from Drilling". If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as "Inferred Mineral Resources". Luismin also estimates Inferred Mineral Resources based on geological interpretation of the Favourable Zone.

Mining has been conducted in the San Dimas District for more than 200 years and knowledge of the geology i.e. character of the more than 100 veins/structures has been obtained. Detailed mapping and record keeping has assisted in developing a working model. The economic mineralization is known to be confined to an epithermal zone with a distinct top and bottom. Experience has shown that the mineralization within the vein/structure in the favourable zone is very irregular but statistically occupies 30% of the vein/structure. The extent of extrapolation of an individual vein/structure within the favourable zone is defined on structural and stratigraphic relationships supported by geochemical trace element studies and by fluid inclusion studies. These studies have been published as various papers in Economic Geology (see bibliography).

                                                       Watts, Griffis and McOuat

Extrapolation of a particular vein/structure (generally from 200 m to 500 m but in some cases up to 1,000 m) is based on various criteria from: known underground workings, surface exposure, drillholes intercepts; continuity and width of the known part of the structure etc.

WGM's review of Luismin's mineral resource/mineral reserve estimates did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to estimate the mineral resources/mineral reserves are reasonable.

The Proven and Probable Mineral Reserves at San Dimas District three operating mines are 2.245 million tonnes at 357 g Ag/t and 3.7 g Au/t, as follows:

                                   TONNES     G Ag/T    G Au/T
     PROVEN MINERAL RESERVES
     Tayoltita                     402,000       379      4.00
     Santa Rita                    273,000       387      2.79
     San Antonio                   312,000       302      4.23

     PROBABLE MINERAL RESERVES
     Tayoltita                     805,000       369      3.52
     Santa Rita                    175,000       379      2.71
     San Antonio                   278,000       309      4.30
     Notes to Reserve Statement
     1. Reserves were estimated by Luismin and checked by WGM as of December 31, 2001.
     2. Cutoff grades based on total operating cost were for Tayoltita (US$45.18/t) for Santa Rita (US$43.51/t) and for San Antonio (US$47.64/t).
     3. All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
     4.   The tonnage factor is 2.7 tonnes per cubic metre.
     5. Cutoff values are calculated at a silver price of US$4.37 per troy ounce and US$270.99 per troy ounce for gold.

The Inferred Mineral Resources at San Dimas, diluted, are about 11.7 million tonnes at an approximate grade of 310 g Ag/t and 2.9 g Au/t, and are separately reported and not included in the above total mineral reserve estimate, as Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

                                                       Watts, Griffis and McOuat

The three silver and gold mines in the San Dimas district are underground operations employing cut-and-fill mining and using load, haul, and dump ("LHD") equipment. Primary access is provided by adits and internal ramps. Milling operations are carried out at Tayoltita and San Antonio which have capacities of 1,200 tpd and 400 tpd respectively. The ore is processed by conventional cyanidation followed by zinc precipitation of the silver and gold and refining for the production of dore.

In 2001, the San Dimas district mined 532,130 tonnes at an average grade of 3.36 g Au/t and 309 g Ag/t for a production of 55,056 oz of gold and 4,807,000 oz of silver. The mill at Tayoltita operated at 1,057 tpd and recovered 92.3% of the silver and 95.1% of the gold while the San Antonio Mill operated at 358 tpd and recovered 92.3% of the silver and 95.1% of the gold.

LA GUITARRA

The mine is located in the town of San Francisco, La Albarrada, State of Mexico, some 120 krn southwest of Mexico city and is readily accessed by car in a few hours from the capital city. The concessions cover an area of 12,373 ha within the Temascaltepec Mining District and are located along a north-northwest trending, important silver-gold belt.

La Guitarra is a polymetallic, low sulphidation, epithermal deposit with weak hydrothermal alteration. The mine consists of three main quartz vein systems that Luismin believes are part of a single major hydrothermal system. In the most eastern part of the deposit, the veins strike 120 DEG. to 135 DEG. changing westward to 95 DEG., dipping 70 DEG. to 90 DEG. southwest and south respectively. The veins outcrop over a strike length of more than 3.5 km and have been explored to a depth of 500 m and converge in depth to a single relatively continuous vein. The veins are up to 15 m wide (averaging 5 m) narrowing with depth and contain 1 to 4 m wide mineralized ore shoots that are believed to have been mineralized during the hydrothermal activity associated with the volcanism of the Mexican Ignimbrite Belt (Sierra Madre Occidental).

                                                       Watts, Griffis and McOuat

The brecciated and rebrecciated mineralized zones within the large quartz vein are very complex with the ore shoots pinching, swelling and bifurcating over short distances.

Sampling, assaying and methods used to estimate the mineral resources/mineral reserves at La Guitarra are generally the same as those used in San Dimas district, including the use of the same SG of 2.7; however, with the following differences:

Inferred Mineral Resources at La Guitarra are extrapolated in the plane of the veins, a maximum of 300 m along strike and 300 m down dip from last known mineralization. Presently Luismin is using 30% of the prospective volume based on experience of the last 9 years of past production. La Guitarra Mine contains three areas, Guitarra, Coloso and Temascaltepec and includes eleven veins that total the Inferred Mineral Resources.

..    A 10% dilution at a grade of 90 g Ag/t, and 0.6 g Au/t (the average grade of the wallrocks) is applied to all blocks;
..    A grade correction of -10% for gold and -16% for silver is used; and,
..    High grade assay values are cut by calculating the average grade of the block. All samples above that average are cut to that grade and a new average grade is calculated for the block.

For resources defined by drilling, the average grade of the mineralized interval is reduced according to a table by 15% to 45%, depending upon the range of silver and gold values in the intervals. The present dollar cutoff grade at La Guitarra is US$57/t.

                                                       Watts, Griffis and McOuat

The total mineral reserves (Proven and Probable) estimated as of December 31, 2001 at La Guitarra are:

     Proven Mineral Reserves: 83,400 t at 287 g Ag/t and 3.10 g Au/t

     Probable Mineral Reserves: 127,300 t at 467 g Ag/t and 2.57 g Au/t

     Notes to Reserve Statement
     1. Reserves were estimated by Luismin and checked by WGM as of December 31, 2001.
     2. Cutoff grades based on total operating cost of US$57.00/t per metric tonne ore.
     3. All reserves are diluted 10% at a grade of 90 g Au/t and 0.6 g Au/t, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.
     4.   The tonnage factor is 2.7 tonnes per cubic metre.
     5. Cutoff values are calculated at a silver price of US$4.25 per troy ounce and US$280.00 per troy ounce for gold.

The Inferred Mineral Resources at La Guitarra are about 2.05 million tonnes at approximately 448 g Ag/t and 1.30 g Au/t and are reported separately and not included in the above total mineral reserve estimate Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

La Guitarra is Luismin's smallest mining and milling operation, and in 2001, mined 101,550 tonnes at a grade of 3.92 g Au/t and 227 g Ag/t. Primary access to the mine is by adits. The mine uses cut-and-fill mining methods employing LHD equipment.

La Guitarra, mill, which produces a flotation concentrate for transport to the San Martin mill for leaching, operated at an average of 278 tpd in 2001 and recovered 81.9% Ag and 79.1% Au. In 2001, La Guitarra produced 613,151 oz Ag and 10,192 oz Au in concentrates.

SAN MARTIN

The San Martin project, located some 50 km east of the City of Queretaro in Queretaro State, is readily accessible by car in a few hours from Mexico City. The project consists of two underground mines San Jose and San Martin that are separated by approximately 700 m in a north-northeast direction. The San Pedrito project, located 45 km west of the San Martin

                                                       Watts, Griffis and McOuat

mine, is presently being developed and the ore will be trucked to the San Martin mill for processing.

High grade mineralization was discovered in the 18th Century, and is reported to have been mined over a period of 40 years, however, no production records exist. Between 1900 and 1924 an estimated 250,000 tonnes at a grade of 15 g Au/t and 100 g Ag/t was reportedly mined.

In 1982, the area was declared a National Reserve; however, by 1986, Luismin had reached an agreement to conduct exploration/exploitation in the area. Mining began in 1993 at 300 tpd and the production increased on yearly basis to the present rate of 820 tpd. Exploration has been concentrated along the breccia zone, but also been carried out at the San Pedrito project where a decline is being developed on inferred resources.

Mineralization at San Martin occurs within a tabular breccia zone, that strikes northeast and dips 70 DEG. to 90 DEG.E, in Upper Cretaceous black limestone and calcareous shales of the Soyatal Mexcala Formation. The mineralization occurs as electrum, and silver selenide minerals principally associated with quartz and to a lesser degree with calcite. The breccia zone varies in width from 1 to 10 m but averages about 3 m. The deposit is an epithermal precious metal (Ag-Au) type related to Tertiary rhyolitic intrusives.

At San Pedrito numerous epithermal quartz-calcite veins are hosted in andesite. Work has been concentrated on the Paulina vein where higher silver grade mineralization occurs which, when processed with the San Martin ores, will improve silver recoveries at the San Martin mill.

                                                       Watts, Griffis and McOuat

Procedures for sample collection, preparation and estimation of mineral resources/mineral reserves are similar to those done by Luismin at the other operating mines with the following differences:

..    Present minimum cutoff grade is based on US$22/t mining cost;
..    Proven Mineral Reserves are those with data points at close intervals with a well defined geological character resulting in a confidence level of 85% or more;
..    Probable Mineral Reserves are those with less confidence in geological continuity but with a confidence level of 70 to 85%;
..    Percentage confidence levels are based on past experience in the mine; and,
..    Probable Mineral Reserves indicated by diamond drilling are estimated in part by grades from the diamond drillholes and reasonable geological projections, having a confidence level of 70 to 85%.

For estimation of the average grade of a block in the vertical mineralized bodies, all erratic samples, with values of 12 g Au/t or more, are cut to the average grade of the block and the average grade is recalculated.

For the manto blocks where high values are more homogenous, the high values are cut to the average value and a new average value calculated. A 10% decrease at zero grade is applied to all blocks to account for mine dilution. Manto projections are based on the average width and the average grade of the block.

Inferred Mineral Resources at San Martin are extrapolated 500 m along the structure and 500 m down dip with 100% of the volume used in the estimate, as the structure is very consistent and the ore shoots larger. The tonnage and grades of the inferred resources are contained in five veins: San Jose I, San Jose II, San Martin, Cuerpo 28, and Cuerpo 30, and several undeveloped veins including Domo Oriente, Santa Elena, Chica Roma among others in the region.

                                                       Watts, Griffis and McOuat

Luismin has had success transforming the estimated Inferred Mineral Resources at San Martin into Proven and Probable Reserves on a yearly basis. During the ten year period (1979 to 1998), the transformation of the estimate of the Inferred Mineral Resources into Mineral Reserves increased by 64% (i.e. original estimate underestimated the amount of Inferred Resources).

The total Proven and Probable Mineral Reserves estimated as of December 31, 2001 at San Martin are 1.05 million tonnes at a grade of 3.69 g Au/t and 58 g Ag/t as follows:

     Proven Reserves:    759,000 tonnes at 4.01 g Au/t and 67 g Ag/t

     Probable Reserves:  290,000 tonnes at 2.84 g Au/t and 33 g Ag/t

     Notes to Reserve Statement
     1. Reserves were estimated by Luismin and checked by WGM as of December 31,2001.
     2.   Cutoff grade based on total operating cost of US$22.00 per tonne.
     3. All reserves are diluted at 10% zero grade, a mining recovery factor has not been applied but WGM estimates that the mining recovery will be approximately 90%.
     4.   The tonnage factor is 2.7 tonnes per cubic metre.
     5. Cutoff values are calculated at a silver price of US$4.37 per troy ounce and US$270.99 per troy ounce for gold.

Total Inferred Mineral Resources at the San Martin mine, estimated and separately reported by Luismin, are about 2.7 million tonnes at an approximate grade of 3.5 g Au/t and 68 g Ag/t. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The Inferred Resource estimated by Luismin at San Pedrito as of December 31, 2001 is about 2.6 million tonnes at an approximate grade of 306 g Ag/t and 1.5 g Au/t. WGM did not visit the San Pedrito project, however the Inferred Mineral Resource estimate was carried out by Luismin, from drillhole information using the same approach as for the other projects.

The San Martin mine produced 287,520 tonnes in 2001 at a grade of 3.74 g Au/t and 66 g Ag/t from an underground cut-and-fill operation. Primary access is by adit using LHD equipment.

The San Martin mill operated at an average rate of 788 tpd in 2001 yielding 54.7% silver recovery and 94.7% gold recovery. The mill uses a conventional cyanidation process with

                                                       Watts, Griffis and McOuat

zinc precipitation and refinery production of gold and silver dore. The mill also processes the flotation concentrate from La Guitarra. The San Martin operation produced 32,871 oz of gold and 330,222 oz of silver in 2001.

ENVIRONMENTAL ISSUES WITH LUISMIN OPERATIONS

Luismin's practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams. Improvements will be necessary to bring all of the tailings dams design and operation up to World Bank standards.

Tailings are discharged from milling operations into unlined structures designed to settle the solids and to collect solutions for recycle to the milling operations. The containment structures are constructed with the more dense and coarse underflow from cyclones operating on the tailings lines. The cyclone overflows drain to decant structures in the central dam area where solutions are collected for recycling.

The containment dams do not have normal safety factors in design nor operating freeboard levels for abnormal precipitation events. Capacity and stability issues have been recognized at the San Antonio tailings dam and options for closure and mitigation are under review. The dam sites did not have the benefit of geotechnical investigations prior to construction and can be subject to seepage. The tailings sites at San Antonio, Tayoltita, and San Martin contain cyanide solutions while La Guitarra has low pH solutions and acid mine drainage.

The deficiencies in the Luismin tailings dams have been recognized and capital expenditures have been allocated to improve this area of the operations. The scope of work includes seepage controls, geotechnical investigations to support tailings expansion design, and mitigation work on existing tailings sites. Work has been started on the San Martin tailings to control seepage of cyanide solution to ground water. The economic analysis of future Luismin operations has included the necessary estimated environmental expenditures.

                                                       Watts, Griffis and McOuat

CAPITAL AND OPERATING COSTS

A series of capital expenditures are required to address environmental deficiencies. Past capital expenditures for environmental mitigation at the Luismin operations have been limited. Environmental capital expenditures planned are primarily for remediation work on existing tailings operations at the five mines sites. A range of costs were estimated to complete the remediation work and for facilities for future operations.

A capital expenditure of US$15.6 million for the environmental work is planned for the 2002 to 2006 period and is included in the capital expenditure schedule of the economic analysis.

The capital requirements include consolidation of the San Antonio milling operations into a central milling facility at Tayoltita where the capacity will be increased in two increments in 2003, and 2004, to a total installed capacity of 2,100 tpd at a cost of US$4.6 million.

In early 2002, Luismin will enter into a lease purchase arrangement for four drill jumbos for the San Dimas operations. An additional expenditure of US$18.7 million is planned in the 2002-2006 period for expansion of the mining capacity at San Antonio, Santa Rita, and Tayoltita.

An increase in mining and milling capacity at San Martin is also planned with the additional tonnage supplied from the San Pedrito mine currently in development and scheduled to start production in 2004. Capital expenditures of US$7.6 million are budgeted for San Martin over the next 5 years to expand the capacity from 800 tpd to 1,200 tpd.

Separate cost centres for each of the five mine units form the basis for the cutoff grade used to control the mine operations.

                                                       Watts, Griffis and McOuat

The San Martin operation has the lowest cost per tonne mined, while the higher gold grade at the San Antonio mine makes it the lowest cost producer on a per ounce basis. However, the Tayoltita operation has the lowest cost per tonne in the San Dimas district due to lower ore haulage costs and the economies of scale of the larger mill operation.

In previous years, Luismin achieved significant reductions in operating costs by increasing the scale of operations and improvements in the efficiencies of operating methods.

The consolidation of the San Antonio mill operation into the Tayoltita mill expansion along with integration of the Santa Rita ore haulage will provide for further reduction of the San Dimas district operating costs. Some reduction in costs due to the increased milling capacity at the San Martin operation will be offset by the San Pedrito ore haulage costs.

All operations are expected to incur some increase in tailings management costs and La Guitarra operation will require a water treatment plant to control acid mine drainage.

Luismin ships the silver and gold dore bars to the Johnson Matthey refinery in Salt Lake City, Utah, where a payment of 99.8% of the silver and gold content is made less refining charges of US$0.14 per troy oz of dore and US$1.00 per troy oz of gold.

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were terminated in September 2001.

For an economic analysis of Luismin's mining operations, WGM prepared a spreadsheet to model the operations to cover the exploitation of the Proven and Probable Mineral Reserves. The analysis is only designed to demonstrate that the Mineral Reserves can be mined and processed to generate a positive net cash flow.

The following parameters were used in the model:

                                                       Watts, Griffis and McOuat

..    Capital costs were based on Luismin's estimated mill expansion costs and average costs estimated by SRK for environmental work;
..    Operating costs were based on the 2001 operating costs, modified by WGM as appropriate;
..    The production schedule was derived from Wheaton River-Luismin data, and based on Luismin's Proven and Probable Mineral Reserves estimates;
..    Measurement units were metric and current US dollars were used and an exchange rate of US$1.00 equivalent to 9.10 Mexican peso;
..    A base gold price of US$300/oz and silver price of US$4.70/oz were used;
..    Smelting and refining costs were based on the Johnson Matthey contract plus
     WGM's estimate of shipping costs;
..    Durango head office (general and administration) costs were allocated to each operating mine based on tonnage mined;
..    Income taxes are not included in the Base Case; and,
..    The current Mexican Corporate Tax was based on gross revenue after deductions and deductions of losses carried forward.

The Net Cash Flow ("NCF") and the present value of NCF, discounted at 2.5%, 5%, 7.5% and 10%, were calculated. The model showed that the project is very sensitive to metal prices and with a change of +15% in metal prices (gold and silver), the NCF increased by 107%. In addition the change in the price of silver had a greater effect than the change in the price of gold. Changes in operating costs have approximately the same effect as changes in the price of silver, while capital costs have a marginal effect on the NCF.

The results demonstrate that the Proven and Probable Mineral Reserves can be mined and processed to generate a positive net cash flow.

                                                       Watts, Griffis and McOuat

OTHER RELEVANT DATA AND INFORMATION

WGM believes that a more representative analysis of the economics of future Luismin operations can be made by projecting the operating plan over a ten year period. The analysis includes all capital expenditure currently planned by Luismin for expansion and by Wheaton River for environmental mitigation. Part of the Wheaton River plan for the acquisition of the Luismin mining operations is to immediately initiate a capital expenditure program to mitigate the recognized environmental issues which will burden the operations in the initial period with higher than normal capital costs.

To more accurately reflect the return that can be expected for the capital expenditure currently planned, the ten year economic analysis requires the inclusion of Inferred Mineral Resources in the latter part of the period. In total, 68% of planned production in the ten year analysis is based on inferred mineral resources. It is important to note however, there is no assurance that the inferred resources will be converted to mineral reserves.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves, as a result of continued exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

WGM's conclusion that a 10 years economic analysis for the Luismin operations that includes Inferred Mineral Resource is appropriate is based on the following:

..    Production from the San Dimas deposits has been sustained for more than 200 years;

                                                       Watts, Griffis and McOuat

..    Luismin has been successfully conducting mine operations at San Dimas for
     18 years;

..    Capital investment of approximately US$25 million is currently planned by
     Luismin for a 30% production increase over the next 5 years (2002-2006);

..    A study in the main production area at San Dimas covering the period from
     1979 to 1988 showed that Luismin was able to achieve a conversion rate of about 90% of the Inferred Mineral Resources into mineral reserves;

..    WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

..    In the secondary production areas at San Martin and La Guitarra, Luismin has been able to achieve more than 100% conversion of mineral resources into mineral reserves;

..    Luismin operating practice has been to convert mineral resources into mineral reserves after drifting in the mineralization and completion of sampling and mining of the headings; and,

..    Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported mine development and mineral reserve definition with a normal level of diamond drilling prior to mining. This has resulted in a disproportionately low level of mineral reserve definition prior to mining.

Furthermore, the Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines, and achieve a lower cost structure in the future. These capital expenditures have been included in this economic model and sensitivity analysis. WGM believes that it is not completely representative of the financial state of the operations to complete an economic analysis of Luismin for any period less than 10 years.

                                                       Watts, Griffis and McOuat

The production consolidation at San Dimas involves the termination of the smaller milling operation at San Antonio into a central milling facility at Tayoltita which is necessary due to exhaustion of tailings storage capacity at San Antonio. Capital expenditure to achieve this consolidation has already been committed and is included in the 10 year analysis.

The ten year analysis of Luismin's operations that includes Inferred Resources shows an undiscounted pre-tax net cash flow of $148.5 million compared to $34.5 million that is indicated by the 7 year model based only on Proven and Probable Reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

INTERPRETATION AND CONCLUSIONS

WGM has concluded that:

..    The preliminary economic assessment has demonstrated that profitable operations are sustainable at Luismin's five mines from the current proven and probable reserves;

..    Total Proven and Probable Mineral Reserves estimated as of December 31,
     2001, for Luismin's five operating mines are 3.5 million tonnes at a grade of 269 g Ag/t and 3.61 g Au/t;

..    The total Inferred Mineral Resources, estimated as of December 31, 2001, for the same five operating mines, and not included in the mineral reserves stated above, are about 16.6 million tonnes at an approximate grade of 286 g Ag/t and 2.8 g Au/t;

                                                       Watts, Griffis and McOuat

..    Some of the exploration properties, based on the reported results of technical work carried out to date and their described geological settings, are worthy of additional study and development of exploration programs;

..    The procedures used by Luismin to estimate the mineral reserves are reasonable and fairly represent the tonnage and grade that can be expected from an operation;

..    The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

..    The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

..    The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

..    Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

..    Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices; and,

..    It is evident that the Luismin operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning.

                                                       Watts, Griffis and McOuat

                                   SECTION B:
                       INTRODUCTION AND TERMS OF REFERENCE

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                                                       Watts, Griffis and McOuat

                    B.1. INTRODUCTION AND TERMS OF REFERENCE

B.1.1    GENERAL

At the request of Wheaton River Minerals Ltd. ("Wheaton"), Watts, Griffis and McOuat Limited ("WGM") visited five operating gold and silver mines in Mexico of the Mexican corporation Minas Luismin S.A. de C.V. ("Luismin").

The five mining properties are each operated by wholly owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the State of Queretaro; and, La Guitarra mine in the state of Mexico. The organization chart (Figure 1) illustrates the various wholly owned Luismin companies, which control the mining operations and exploration properties. The five mines cover an area of approximately 30,000 ha within 93 exploration and exploitation concessions. This extensive land ownership covers the mines as well as the most prospective surrounding areas, which forms an important asset for Luismin's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah. The locations of the mines are shown on Figure 2.

Luismin also holds numerous exploration projects throughout Mexico, most of which are at the grassroots stage of development and have not been explored over the past few years.

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                          Figure 1. Organization Chart

                                     - 26 -

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

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                                                       Watts, Griffis and McOuat

Gold and silver production from Luismin's five mines during the past two years has averaged approximately 93,900 oz Au per year and 5,632,000 oz Ag per year, placing Luismin as Mexico's third largest producer of silver and fourth largest producer of gold and among the lowest cost producers in the world.

Luismin was a wholly owned subsidiary of the Mexican SANLUIS Corporacion, S.A. de C.V. ("SANLUIS"), a publicly listed company in Mexico whose principal activity is the production of automobile components.

Pursuant to an agreement dated April 24, 2002, on June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin. The purchase price was comprised of US$55 million in cash and an additional US$7.5 million paid with 9,084,090 Common Shares. Wheaton also advanced US$20 million to Luismin that Luismin used to repay all of its outstanding bank debt. An additional contingent silver price adjustment payment of $US 7.5 million to be paid with 11,355,113 Common Shares will be paid if the price of silver averages US$5 or more over a period of 60 consecutive trading days prior to June 24, 2004.

B.1.2    TERMS OF REFERENCE

WGM was retained by Wheaton to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101 following Form 43-101F1, on the five operating silver-gold mines and several exploration properties in Mexico.

The purpose of the WGM independent technical review and the report is to assist Wheaton with its decision to proceed, or not, to acquire the shares of Luismin and to support a prospectus prepared to qualify special warrants issued in a private placement.

Velasquez Spring, a Senior Geologist of WGM, visited each of the five mining operations on a trip to Mexico during the period January 16 through 26, 2002. On a second trip to Mexico

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                                                       Watts, Griffis and McOuat

from March 7 through 11, 2002, V. Spring was accompanied by G. Ross MacFarlane, Senior Associate Metallurgical Engineer, and revisited the three mines of the San Dimas district.

On both trips, visits were made to Luismin's head office in the city of Durango, State of Durango, where technical data and operational records were reviewed. Discussions were held with Luismin engineers and geologists, at each of the operating mines, as well as with senior personnel at Luismin's head office, regarding the mining/milling operations, exploration, and mineral resource/reserve estimating procedures. A detailed review was made by WGM of the plans and capital budgets that had been prepared by Luismin/Wheaton for the proposed underground expansions at each of the five Luismin mines. WGM modified and made additions to the proposed expansions and budgets where we considered it appropriate.

WGM checked the information provided during the visits to the mines and data room and reviewed it for adequacy and completeness.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices. The record keeping with regard to mineral resource/mineral reserve estimates, i.e. plans, sections and calculation sheets, is very good. Since 1994, Luismin has had the consulting firm of Pincock, Allen and Holt conduct an independent audit on the mineral resource/mineral reserve estimates every two years.

The opinions and conclusions presented in this report are based on information received from Luismin. WGM received the full cooperation and assistance of Luismin during the due diligence review.

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                                                       Watts, Griffis and McOuat

B.1.3    UNITS AND CURRENCY

Throughout this report common measurements are in metric units. Tonnages are shown as tonnes (1,000 kg), linear measurements as metres ("m"), or kilometres ("km") and precious metal values as grams ("g"), grams of gold per tonne ("g Au/t"), and grams of silver per tonne ("g Ag/t"). Cubic feet per minute ("cfm") is used for ventilation air flow.

All economic data is quoted in US dollars ("US$"). When pesos amounts required conversion into US dollars, the peso exchange rate used was 9.10 pesos equivalent to US$1.00 (the Mexican to US exchange rate on January 1, 2002).

B.1.4    DEFINITIONS

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001. We further confirm that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards"). The relevant definitions for the CIM Standards/NI 43-101 are as follows:

     A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

     An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

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                                                       Watts, Griffis and McOuat

     An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

     A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin's mineral resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Resources. We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

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                                                       Watts, Griffis and McOuat

B.1.5    LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION

The method presently used by Luismin at the five mines, rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineral reserves. The minimum mining width is 0.9 m. However, on occasion, where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the width required to meet 0.9 m.

Luismin's success with predicting the tonnage and grade of the reserves over the period 1979-2001 for all operations is shown on Table 1. The table clearly shows that, although there are variances from year to year the overall totals compare well. We have presented the actual silver and gold grades graphically in Figure 3.

B.1.6    DISCLAIMERS

WGM did not independently review the lease and land status information on the mines and the information as reported herein, was provided by Luismin.

WGM did not independently sample or assay any of the mineralization at the mines. We did observe the pouring of numerous dore bars and receipts of payment from the sale of dore bars and we are satisfied that the mines are producing silver and gold.

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                                                       Watts, Griffis and McOuat

                                     TABLE 1
   RECONCILIATION BETWEEN PREDICTED GRADE AND PRODUCTION - LUISMIN OPERATIONS
                                   (1978-2002)

                                                SILVER GRADE                           GOLD GRADE
         TONNES               VARIANCE   g Ag/t    g Ag/t  VARIANCE   g Au/t    g Au/t           VARIANCE
Year   Predicted    Actual       %      Predicted  Actual     %      Predicted  Actual    %      Predicted     Actual      %
-------------------------------------------------------------------------------------------------------------------------------
1978     156,000     159,628       2.3%       400     404       1.0%      7.00    7.10     1.4%   2,006,237   2,073,424     3.3%
1979     156,000     161,428       3.5%       400     395      -1.3%      7.00    6.50    -7.1%   2,006,237   2,050,094     2.2%
1980     162,000     162,290       0.2%       390     381      -2.3%      6.40    6.40     0.0%   2,031,315   1,987,991    -2.1%
1981     162,000     155,837      -3.8%       390     468      20.0%      6.40    7.80    21.9%   2,031,315   2,344,845    15.4%
1982     162,000     158,163      -2.4%       390     483      23.8%      6.40    7.70    20.3%   2,031,315   2,456,121    20.9%
1983     195,000     176,643      -9.4%       383     422      10.2%      6.50    6.90     6.2%   2,401,215   2,396,661    -0.2%
1984     216,000     200,256      -7.3%       396     424       7.1%      6.30    6.60     4.8%   2,750,088   2,729,915    -0.7%
1985     202,800     197,864      -2.4%       422     433       2.6%      5.30    6.30    18.9%   2,751,555   2,754,561     0.1%
1986     236,300     222,295      -5.9%       396     423       6.8%      5.77    6.28     8.8%   3,008,546   3,023,206     0.5%
1987     274,471     235,459     -14.2%       340     307      -9.9%      4.21    3.93    -6.7%   3,001,255   2,320,810   -22.7%
1988     315,520     315,551       0.0%       335     310      -7.6%      4.89    4.38   -10.3%   3,399,316   3,142,158    -7.6%
1989     314,475     316,997       0.8%       313     261     -16.4%      4.32    3.95    -8.6%   3,163,238   2,664,293   -15.8%
1990     319,607     308,593      -3.4%       287     240     -16.5%      3.68    3.58    -2.9%   2,949,143   2,378,476   -19.4%
1991     239,760     249,947       4.2%       331     298      -9.9%      3.99    3.33   -16.5%   2,550,545   2,395,927    -6.1%
1992     331,685     331,966       0.1%       347     326      -5.9%      3.30    3.49     5.8%   3,695,707   3,480,175    -5.8%
1993     387,449     360,606      -6.9%       301     313       3.9%      3.55    3.32    -6.5%   3,748,776   3,624,409    -3.3%
1994     529,785     550,119       3.8%       267     235     -11.8%      3.29    2.95   -10.5%   4,548,809   4,163,776    -8.5%
1995     614,390     649,874       5.8%       262     254      -2.9%      3.25    3.06    -5.9%   5,170,018   5,311,805     2.7%
1996     720,670     753,517       4.6%       257     252      -2.1%      3.17    3.30     4.1%   5,953,125   6,094,302     2.4%
1997     796,042     843,504       6.0%       256     238      -6.9%      3.33    3.32    -0.2%   6,548,927   6,461,571    -1.3%
1998     847,388     873,460       3.1%       239     217      -9.5%      3.23    3.06    -5.1%   6,517,784   6,080,367    -6.7%
1999     880,785     911,842       3.5%       222     215      -3.5%      2.97    3.05     2.7%   6,300,275   6,295,689    -0.1%
2000     944,110     982,710       4.1%       216     207      -4.2%      3.07    3.12     1.4%   6,560,586   6,543,742    -0.3%
2001   1,012,100     921,200      -9.0%       212     224       5.7%      2.98    3.55    18.9%   6,901,718   6,640,615    -3.8%

      10,176,337  10,199,749       0.2%       281     273      -3.1%      3.83    3.86     0.8%  92,027,048  89,414,934    -2.8%

            GOLD CONTENT
      VARIANCE              VARIANCE
Year  Predicted   Actual       %
------------------------------------
1978     35,109     36.439       3.8%
1979     35,109     33,736      -3.9%
1980     33,334     33,394       0.2%
1981     33,334     39,081      17.2%
1982     33,334     39,156      17.5%
1983     40,752     39,187      -3.8%
1984     43,751     42,494      -2.9%
1985     34,557     40,078      16.0%
1986     43,837     44,884       2.4%
1987     37,171     29,738     -20.0%
1988     49,579     44,479     -10.3%
1989     43,710     40,283      -7.8%
1990     37,843     35,483      -6.2%
1991     30,746     26,750     -13.0%
1992     35,141     37,228       5.9%
1993     44,247     38,486     -13.0%
1994     56,103     52,142      -7.1%
1995     64,138     63,865      -0.4%
1996     73,473     79,961       8.8%
1997     85,281     90,160       5.7%
1998     88,009     86,073      -2.2%
1999     84,156     89,508       6.4%
2000     93,306     98,435       5.5%
2001     97,060    105,066       8.2%

      1,253,083  1,266,104       1.0%

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

       Figure 3. Grades and reconciliation - Luismin Operations(1978-2001)

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                                                       Watts, Griffis and McOuat

WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK"), at the request of Wheaton, had conducted a due diligence environmental review of Luismin's mining properties in January 2002. The SRK review was to identify if any serious liabilities exist that would materially affect the economic performance of the operations over the next 10 years. The report is titled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C. V., February 20, 2002" and has been reviewed by WGM as part of the technical review of the Luismin operations.

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                                                       Watts, Griffis and McOuat


                                   SECTION C:
                               SAN DIMAS DISTRICT


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                                                       Watts, Griffis and McOuat

                     C.1. PROPERTY DESCRIPTION AND LOCATION

C.1.1    LOCATION

The San Dimas mining district is centered on latitude 24 DEG. 06'N and longitude 105 DEG. 56'W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango (Figure 4).

C.1.2    PROPERTY DESCRIPTION

Luismin's three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita.

The San Dimas properties are surveyed and contained in a contiguous block and held in the name of three subsidiary companies (Figure 5). Minas Sanluis S.A. de C.V. is the holder of the Tayoltita properties, covering an area of 10,236 ha. The San Antonio properties are held in the name of Desarrollos Mineros del Pacifico, S.A. de C.V., and cover a contiguous area of 8,966 ha while Minas Doree, S.A. de C.V., is the holder of the Santa Rita properties, covering a contiguous area of 5,647 ha. Subsequent to the WGM visit Desarrollos Mineros del Pacifico and Minas Doree were merged in to La Fe Compania Minera as part of an internal reorganization of Luismin.

          C.2. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
                                AND PHYSIOGRAPHY

C.2.1    ACCESS

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires some 10 hours. Luismin maintains a de Havilland Twin Otter aircraft and a

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[GRAPHIC APPEARS HERE]

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

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                                                       Watts, Griffis and McOuat

helicopter; both are based at Tayoltita. An approximate one hour flight in the Twin Otter is required from either Mazatlan or Durango to Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally access to the Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the Spring dry season. San Ignacio is connected by 70 km of paved roads to Mazatlan.

C.2.2    CLIMATE

Regionally, the climate is variable from the coast to the high plateau.

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35DEG. C) and mild winters. At higher elevations in the Sierra frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm.

Weather does not affect the operations and mining is carried out throughout the year.

C.2.3    LOCAL RESOURCES

Sufficient pine, juniper and scattered oak trees grow on the higher ridges, to support a timber industry while the lower slopes, and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population. Tayoltita is the most important population centre in the area with

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                                                       Watts, Griffis and McOuat

approximately 8,000 inhabitants including mining company personnel. Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

Electrical power is provided by a combination of Luismin's own system and the Federal Power Commission supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system.

C.2.4    INFRASTRUCTURE

The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in Figure 6 centered around the town of Tayoltita.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located 7 km west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by road some 3 km through the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill, about an hour and a half drive in total.

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

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                                                       Watts, Griffis and McOuat

Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.

C.2.5    PHYSIOGRAPHY

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m amsl (above mean sea level) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

                                  C.3. HISTORY

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

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                                                       Watts, Griffis and McOuat

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

Historical production through 2001 from the San Dimas District is estimated at 655 million ounces of silver and 9.33 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas District during 2000 and 2001 was approximately 49,000 and 55,000 ounces of gold and 4.5 million and 4.8 million ounces of silver respectively. Luismin production in 2000 and 2001 was approximately 90,000 and 98,000 ounces of gold and 5.5 million and 5.8 million ounces of silver respectively.

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                                                       Watts, Griffis and McOuat

                  TABLE 2
          LUISMIN MINE PRODUCTION
                                  Mill Head Grade
                                -------------------
   Area            Tonnes       g Ag/t       g Au/t
------------     ----------     ------      -------
TAYOLTITA
1996                259,807        275          1.3
1997                281,011        272          2.4
1998                294,979        242          2.3
1999                302,248        247          2.7
2000                279,164        254          2.8
2001                241,445        278          3.0

SANTA RITA
1996                 79,898        432          2.6
1997                 87,058        399          2.3
1998                106,764        341          2.3
1999                126,138        366          2.2
2000                160,428        308          2.1
2001                144,148        334          2.3

SAN ANTONIO
1996                131,746        377          6.2
1997                148,302        356          5.3
1998                141,176        274          4.2
1999                136,025        267          3.8
2000                144,842        263          3.8
2001                146,470        319          5.1

SAN MARTIN
1996                187,691         43          3.4
1997                219,827         43          3.3
1998                224,279         50          3.4
1999                242,295         45          3.5
2000                284,484         55          3.6
2001                287,502         65          3.7

LA GUITARRA
1996                 94,375        287          3.6
1997                107,305        294          4.3
1998                106,262        319          3.8
1999                105,136        312          4.0
2000                113,808        254          3.3
2001                101,549        230          4.0

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                             C.4. GEOLOGICAL SETTING

The general geological setting of the San Dimas District is illustrated in Figure 7. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units (Figure 8). The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavon rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 m thick, the Socavon rhyolite is host for several productive veins in the district. Overlying the Socavon rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the

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productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolanos rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

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Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35 DEG. to the east (Figures 9 and 10).
In most cases, the faults are post ore in age and offset both the LVG and UVG.

All major faults display northeast-southwest extension and dip from near vertical (Pena fault) to less than 55 DEG. (Guamuchil fault). Offsets on the blocks ranges from a downthrow of 150 m on the Pena and Arana faults, to more than 1,500 m on the Guamuchil fault.

                               C.5. DEPOSIT TYPES

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

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                               C.6. MINERALIZATION

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. Examples of veins with mineralization in the Favourable Zone extending over considerable distances are illustrated in the following three mined veins, each vein extending for more than 2,000 m, in the Tayoltita Mine, the San Luis Vein (Figure 11) and in the San Antonio Mine the Guadalupe Vein (Figure 12) and San Antonio Vein (Figure 13).

Three major stages of mineralization have been recognized in the district:

1. an early stage;
2. an ore forming stage; and,
3. a late stage quartz.

Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

a) quartz-chlorite-adularia;
b) quartz-rhodonite; and,
c) quartz-calcite.

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The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

                                C.7. EXPLORATION

Typical of epithermal systems, the silver and gold mineralization at the San Dimas District exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone (Figure 14). At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, Ag:Au ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that Ag:Au ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the Ag:Au ratios are thought to represent the former flow path of the ore

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fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths (Figure 14).

Luismin applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral etc.) to the mined out area plus the mineral reserve area. After a review of numerous longitudinal vein sections, WGM concluded that the application of the 30% factor was justified. As a check on this assumption, WGM selected five veins and calculated the explored area and compared it to the mined out area plus the mineral reserve area. To determine the explored area, a 40 m envelope was projected from around underground working and added to the areas of a 25 m/2/ area centered on all drillholes. The resulting factor was 42% as illustrated in Table 3 and Figures 15 to 20.

                                     TABLE 3
              INFERRED MINERAL RESOURCES COMPARED TO EXPLORED AREA

                                           Mined Out       Mineral Reserve      Mined Out Area +      Resulting
                       Area Explored         Area                Area         Mineral Reserve Area     Factor
Vein                      (m/2/)            (m/2/)            (m/2/)                 (m/2/)              (%)
---------------------------------------------------------------------------------------------------------------
Robertitia                    95,610             8,265           18,035               26,300            27.51
Santa Lucia                   39,654             4,448           10,602               15,050            37.95
Celia II                     137,457            30,051           49,538               79,589            57.90
Castellana                   244,240            44,549           14,860               59,409            24.32
Cedral                       757,030           293,271           56,697              349,968            46.23
                       -------------     -------------     ---------------    --------------------    ---------
Total                      1,273,991           380,584          149,732              530,316            41.63
---------------------------------------------------------------------------------------------------------------

Luismin has been able to maintain a mineral resource base, that, by development on a timely basis, converts the resources into reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

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                                  C.8. DRILLING

Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Approximately 5,000 m of drifting (level development) is planned for 2002 in the Tayoltita, Santa Rita and San Antonio mines as well as a total of 13,900 m of diamond drilling. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45/m.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally two rigs are stationed at each of the San Martin and La Guitarra mines with eight rigs in the mines at San Dimas, although sometimes one of the rigs may be moved to a particular mine if required.

Given that the majority (70%) of the Favourable Zone is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton did not conduct any independent diamond drilling. WGM did, however, review Luismin's diamond drilling program of the Favourable Zone, from January 2002 to May 2002, during which time 38 drillholes were completed. Thirty percent of these holes intersected ore grade intercepts while the remaining 70% failed to intersect ore grade intercepts. The drillhole results are shown in Table 4. The results support Luismin's 30% factor of the Favourable Zone for Inferred Mineral Resources. WGM also visited an operating diamond drill rig underground and observed the core

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                                     TABLE 4
          DRILLHOLE RESULTS 2002 DIAMOND DRILLING - SAN DIMAS DISTRICT

                           Diamond Drillhole Grade and Thickness              Target Resource Grades and Thickness
                 --------------------------------------------------------------------------------------------------------
                                                     Ag      Au      Thickness                    Ag      Au    Thickness
    District      Vein System      Drillhole #      (g/t)   (g/t)      (m)        Vein System    (g/t)   (g/t)     (m)
-------------------------------------------------------------------------------------------------------------------------
   San Antonio       Celia         CEL - 8 - 02      370    2.19       1.16          Celia         218    3.40     0.90
   San Antonio       Celia         CEL - 9 - 07      186    2.33       1.08          Celia         218    3.40     0.90
   San Antonio       Celia        CEL - 10 - 06       70    0.80       0.70          Celia         218    3.40     0.90
   San Antonio      Mariana        MAR - 9 - 01       hole lost before target       MARIANA        300    3.00     0.90
   San Antonio      Roberta        RO - 10 - 02      299    5.06       1.39       Santo Nino       381    4.10     0.90
   San Antonio      Roberta        RO - 8 - 11        42    0.60       5.10       Santo Nino       381    4.10     0.90
   San Antonio     Robertita       ROB - 9-03        251    3.73       1.34       Santo Nino       381    4.10     0.90
   San Antonio      Soledad         SOL 8-01          34    0.34       1.00         Soledad        311    3.40     0.90
   San Antonio      Soledad         SOL 8-02          17    0.10       1.30         Soledad        311    3.40     0.90
   San Antonio      Soledad       SOL - 8 - 03       105    1.30       0.10         Soledad        311    3.40     0.90
   Santa Rita      Alejandra      TSE - 12 - 15       84    0.33       4.40      Alejandra Ii      309    2.15     1.50
   Santa Rita     Alejandra Ii    PA - 19A - 81      686    5.10       0.31      Alejandra Ii      309    2.15     1.50
   Santa Rita       Carolina       PA - 18 - 64      476    4.84       1.03        Carolina        325    1.97     1.00
   Santa Rita       Carolina       PA - 18- 66      Narrow Veinlets with values    Carolina        325    1.97     1.00
   Santa Rita       Cristina       PA - 18 - 63      458    2.12       0.94        Cristina        490    2.97     1.12
   Santa Rita       Cristina     PA - 18 - 63 - I    524    2.43       1.40        Cristina        490    2.97     1.12
   Santa Rita       Cristina       PA - 20 - 80       63    0.30       1.55        Cristina        490    2.97     2.12
   Santa Rita        Lupita        PA - 20 - 78       30    0.14      17.15        Lupita          536    2.31     2.00
   Santa Rita      Santa Rita      SR - 16 - 22      265    1.96       1.15       Santa Rita       438    2.67     2.30
   Santa Rita      Santa Rita      SR - 16 - 22      232    2.54       1.18       Santa Rita       438    2.67     2.30
   Santa Rita      Santa Rita      SR - 16 - 23       25     ind       1.15       Santa Rita       438    2.67     2.30
   Santa Rita      Santa Rita      SR - 16 - 24       89    0.80       1.40       Santa Rita       438    2.67     2.30
    Tayoltita       15 - 207       A - 22 - 81        76    0.65       2.50        15 - 207        251    1.87     1.50
    Tayoltita       15 - 207       A - 22 - 82      Narrow Veinlets with values    15 - 207        251    1.87     1.50
    Tayoltita        Aurora        A - 25 - 134     Narrow Veinlets with values     Aurora         250    2.50     1.50
    Tayoltita     Don Eduardo      A - 27 - 31      Narrow Veinlets with values   Don Eduardo      251    1.87     1.50
    Tayoltita        El Oro         TSL - 7-47      Narrow Veinlets with values     El Oro         350    4.50     1.70
    Tayoltita        El Oro        TSL - 7 - 49       15    0.12       2.15         El Oro         350    4.50     1.70
    Tayoltita     Maria Elena      A - 25 -132       221    2.02       1.75       Maria Elena      248    1.80     1.50
    Tayoltita     Maria Elena      A - 25 -133       938    9.69       1.12       Maria Elena      248    1.80     1.50
    Tayoltita       Salvador        ZAC 6 - 04        70    0.90       1.00        Salvador        350    5.00     1.50
    Tayoltita       San Luis         A 26-33        Narrow Veinlets with values    San Luis        358    5.10     1.50
    Tayoltita       San Luis       A - 26 - 34        38    0.40       0.90        San Luis        358    5.10     1.50
    Tayoltita       San Luis        A 25 - 135      Narrow Veinlets with values    San Luis        358    5.10     1.50
    Tayoltita     Santa Lucia       TSL - 7-46        13     ind       0.70       Santa Lucia      370    5.00     1.70
    Tayoltita     Santa Lucia        SLS - 01       Narrow Veinlets with values   Santa Lucia      370    5.00     1.70
    Tayoltita     Santa Lucia      TSL - 7 - 48       13     ind       0.33       Santa Lucia      370    5.00     1.70
    Tayoltita     Santa Lucia        SLS - 02         hole lost before target     Santa Lucia      370    5.00     1.70
-------------------------------------------------------------------------------------------------------------------------

COMMENTS

             38 Drillholes Completed To Date During January - May 2002 Of those 38 holes
             2 Drillholes Did Not Reach Their Target

So, of the holes that tested their targets,
             11 Drillholes Encountered Ore Grade Intercepts, Or        30.6%
             25 Drillholes Did Not Encounter Ore Grade Intercepts      69.4%

This fits very well with the 30% factor applied to favourable zone extrapolations to estimate inferred resources.

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handling, and, later at the core shack, examined the drill core in detail, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations, observed by WGM, were being done in a professional manner. Core boxes are well marked and stored and very detailed geological logging is carried out.

Funds have been included in the capital budget to purchase an additional diamond drilling rig to assist in Luismin's planned expansion of mine production.

                        C.9. SAMPLING METHOD AND APPROACH

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1. Samples of the mineralized zones exposed by the mine workings; and,
2. Samples of the diamond drill core from the exploration/development drilling.

Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

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                 C.10. SAMPLE PREPARATION, ANALYSES AND SECURITY

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

WGM reviewed all the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay. This is followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

The procedures used by Luismin's assay laboratories are those introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved i.e. more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing etc. WGM believes, however, that the sample preparation,

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analysis and security process is without any serious problems. WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

                             C.11. DATA VERIFICATION

WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

Luismin has not routinely sent samples from the mines to outside laboratories for check assays. Approximately two years ago, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. The results for silver for the Tayoltita laboratory are shown on the charts in Figure 20. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from each of the three Luismin mining (smelting) operations and compared to the reported settlement of ounces for silver and gold. The three Luismin smelting operations MSL (Minas de San Luis- Tayoltita), DMP (Desarrollos Mineros del Pacifico-San Antonio, smelted separately at Tayoltita) and COMERMIN (which includes both the San Martin and La Guitarra mines) and the sum of the three (under Luismin) are shown in Table 5. The table shows excellent agreement between the reported metal production (ounces) and the settlement (ounces) by the refinery.

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                                     TABLE 5
                     COMPARATIVE ANALYSIS OF METAL CONTENTS

                                Gold Tr.               Difference            Silver Tr.               Difference
     Month           Mine       Ozs. Mine  Settlement   Tr. Ozs.      %       Ozs Mine    Settlement   Tr. Ozs.      %
----------------------------------------------------------------------------------------------------------------------------
                COMPARATIVE ANALYSIS OF METAL CONTENTS BETWEEN MSL MINE AND SETTLEMENT 2001
January               MSL       1,857.353   1,841.576   (15.777)   -0.85%     208,389.16    207,727.91   (661.25)    -0.32%
February              MSL       2,503.763   2,486.011   (17.752)   -0.71%     290,475.44    292,191.71  1,716.27      0.59%
March                 MSL       2,424.127   2,401.974   (22.153)   -0.91%     269,915.16    271,358.10  1,442.94      0.53%
April                 MSL       2,511.927   2,493.070   (18.857)   -0.75%     279,664.70    280,859.31  1,194.62      0.43%
May                   MSL       2,766.230   2,734.512   (31.718)   -1.15%     278,810.97    279,815.76  1,004.79      0.36%
June                  MSL       3,048.121   3,028.694   (19.427)   -0.64%     294,578.02    295,722.44  1,144.42      0.39%
July                  MSL       3,098.183   3,086.225   (11.958)   -0.39%     300,303.99    301,748.74  1,444.75      0.48%
August                MSL       3,027.434   3,003.574   (23.860)   -0.79%     328,426.64    329,832.62  1,405.98      0.43%
September             MSL       2,815.524   2,805.315   (10.209)   -0.36%     326,745.23    327,878.40  1,133.17      0.35%
October               MSL       3,189.228   3,174.873   (14.355)   -0.45%     332,987.23    334,656.61  1,669.39      0.50%
November              MSL       3,025.240   2,980.779   (44.461)   -1.47%     315,528.25    315,475.03    (53.22)    -0.02%
December              MSL       3,517.646   3,484.864   (32.782)   -0.93%     329,843.94    329,379.37   (464.57)    -0.14%
  Total                        33,784.776  33,521.467  (263.309)   -0.78%  3,555,668.708 3,566,646.000 10,977.29      0.31%

                COMPARATIVE ANALYSIS OF METAL CONTENTS BETWEEN DMP MINE AND SETTLEMENT 2001
January               DMP       1,291.159   1,286.541    (4.618)   -0.36%      82,548.81     82,839.41    290.60      0.35%
February              DMP       1,726.275   1,715.658   (10.617)   -0.62%     105,637.87    106,447.79    809.92      0.77%
March                 DMP       1,577.775   1,567.525   (10.250)   -0.65%     105,995.08    106,849.69    854.61      0.81%
April                 DMP       1,960.346   1,968.687     8.341     0.43%     119,241.13   119,956.760    715.63      0.60%
May                   DMP       2,031.221   1,998.483   (32.738)   -1.61%     120,645.61    121,095.64    450.03      0.37%
June                  DMP       2,084.258   2,066.032   (18.226)   -0.87%     118,425.36    118,999.81    574.45      0.49%
July                  DMP       1,637.727   1,639.859     2.132     0.13%      98,519.12     99,009.47    490.36      0.50%
August                DMP       1,883.781   1,886.344     2.563     0.14%     103,369.32    103,907.92    538.60      0.52%
September             DMP       1,737.286   1,730.567    (6.719)   -0.39%     103,560.70    104,109.16    548.46      0.53%
October               DMP       1,606.186   1,595.351   (10.835)   -0.67%      88,260.03     88,960.14    700.11      0.79%
November              DMP       1,828.291   1,816.752   (11.539)   -0.63%     102,113.18    102,153.88     40.70      0.04%
December              DMP       1,918.263   1,898.179   (20.084)   -1.05%     104,266.94    104,587.61    320.68      0.31%
Total                          21,282.568  21,169.978  (112.590)   -0.53%  1,252,583.138 1,258,917.280  6,334.14      0.51%

                COMPARATIVE ANALYSIS OF METAL CONTENTS BETWEEN COMERMIN MINE AND SETTLEMENT 2001
January            COMERMIN     3,150.963   3,095.531   (55.432)   -1.76%      61,943.02     61,782.69   (160.33)    -0.26%
February           COMERMIN     3,795.925   3,787.753    (8.172)   -0.22%      74,041.22     74,052.37     11.15      0.02%
March              COMERMIN     3,748.806   3,740.437    (8.369)   -0.22%      76,377.45     76,399.07     21.63      0.03%
April              COMERMIN     3,940.821   3,918.581   (22.240)   -0.56%      92,158.23     92,244.83     86.60      0.09%
May                COMERMIN     3,421.660   3,390.861   (30.799)   -0.90%      78,227.46     77,949.37   (278.09)    -0.36%
June               COMERMIN     3,494.328   3,485.286    (9.042)   -0.26%      80,811.38     80,718.21    (93.17)    -0.12%
July               COMERMIN     3,587.276   3,575.892   (11.384)   -0.32%      80,418.77     80,176.15   (242.62)    -0.30%
August             COMERMIN     3,345.151   3,315.112   (30.039)   -0.90%      76,869.01     76,644.05   (224.96)    -0.29%
September          COMERMIN     3,468.274   3,449.352   (18.922)   -0.55%      71,607.79     71,425.57   (182.22)    -0.25%
October            COMERMIN     3,162.557   3,139.454   (23.103)   -0.73%      68,708.48     68,442.89   (265.59)    -0.39%
November           COMERMIN     3,424.253   3,409.062   (15.191)   -0.44%      72,435.27     72,395.63    (39.64)    -0.05%
December           COMERMIN     3,957.009   3,916.878   (40.131)   -1.01%      80,718.72     80,545.00   (173.72)    -0.22%
Total                          42,497.023  42,224.199  (272.824)   -0.64%    914,316.788   912,775.830 (1,540.96)    -0.17%

                COMPARATIVE ANALYSIS OF METAL CONTENTS BETWEEN LUISMIN AND SETTLEMENT 2001
January             LUISMIN     6,299.475   6,223.648   (75.827)   -1.20%     352,881.00    352,350.01   (530.99)    -0.15%
February            LUISMIN     8,025.963   7,989.422   (36.541)   -0.46%     470,154.53    472,691.87  2,537.34      0.54%
March               LUISMIN     7,750.708   7,709.936   (40.772)   -0.53%     452,287.68    454,606.86  2,319.18      0.51%
April               LUISMIN     8,413.094   8,380.338   (32.756)   -0.39%     491,064.05    493,060.90  1,996.85      0.41%
May                 LUISMIN     8,219.111   8,123.856   (95.255)   -1.16%     477,684.03    478,860.77  1,176.74      0.25%
June                LUISMIN     8,626.707   8,580.012   (46.695)   -0.54%     493,814.75    495,440.46  1,625.71      0.33%
July                LUISMIN     8,323.186   8,301.976   (21.210)   -0.25%     479,241.88    480,934.36  1,692.48      0.35%
August              LUISMIN     8,256.366   8,205.030   (51.336)   -0.62%     508,664.97    510,384.59  1,719.62      0.34%
September           LUISMIN     8,021.084   7,985.234   (35.850)   -0.45%     501,913.72    503,413.13  1,499.41      0.30%
October             LUISMIN     7,957.971   7,909.678   (48.293)   -0.61%     489,955.73    492,059.64  2,103.91      0.43%
November            LUISMIN     8,277.784   8,206.593   (71.191)   -0.86%     490,076.69    490,024.54    (52.15)    -0.01%
December            LUISMIN     9,392.918   9,299.921   (92.997)   -0.99%     514,829.60    514,511.98   (317.61)    -0.06%
Total                          97,564.367  96,915.644  (648.723)   -0.66%  5,722,568.634 5,738,339.110 15,770.48      0.28%
-----------------------------------------------------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

Luismin sampling of muck piles (blasted stope material) as compared to the channel sampled stopes are shown in Figures 22 and 23. Of the four illustrated sampled intervals, two show reasonable agreement. One of the other two, the muck sample from the ramp No. 7-618 reports about one-half of the values of the sample averages of the stope. For the most easterly example in stope 8-845, the average muck pile values reports 400% higher values than the average values of the corresponding closely sampled stope. Luismin's experience has shown considerable variation in grade within the mineralized shoots of the veins and sampling of the muck piles is not routinely carried out.

                            C.12. ADJACENT PROPERTIES

Although Luismin has a number of exploration properties throughout Mexico that are described later in this report, exploration over the past few years has been concentrated on finding new mineral resources/mineral reserves in the immediate area of the present mine workings. Luismin holds a very large land position around the present/past mine workings and as such there are no adjacent properties. More than 120 mineralized veins are known within the San Dimas district land holdings.

Tunnels driven to provide better access to the numerous producing mines continually crosscut and discover new veins. In a helicopter flight over the land holdings surrounding the mines, WGM observed untested, relatively unknown, extensively hydrothermally altered areas characteristic of epithermal vein mineralization. These lands hold promise for future exploration.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

              C.13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

C.13.1        GENERAL

The Proven and Probable Mineral Reserves, estimated by Luismin as of December 31, 2001 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio, are 2.245 million tonnes at 357 g Ag/t and 3.7 g Au/t.

Similarly an Inferred Mineral Resource, separately reported and estimated by Luismin for the same three mines, is about 11.7 million tonnes at an approximate grade of 310 g Ag/t and 2.9 g Au/t. Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

WGM reviewed the estimation methods used by Luismin and found them reasonable, and believes that the above mineral reserve and mineral resource estimates fairly represent the mineral reserve/mineral resource potential.

C.13.2        LUISMIN APPROACH

The method presently used by Luismin at the five mines, rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineral reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

                                                       Watts, Griffis and McOuat

Luismin's practice is to use gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors accounts for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

C.13.3        PAH AUDIT

Luismin has retained Pincock, Allen and Holt ("PAH") on three occasions to audit the reserves and resources of the operations. PAH visited La Guitarra and San Martin in the Tayoltita, Santa Rita and San Antonio mines in December 1999. PAH has produced three reports dated September 1998, April 2000 and January 2001 reporting on Luismin resource/reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

PAH's approach to audit the mineral reserves was to:

..    review the parameters used to estimate resources and reserves;
..    review the methods of estimation and classification;
..    check calculations of grade, width and/or tonnage on individual blocks of reserves; and,
..    review the predicted reserves against production for the same areas on an annual basis.

The results of PAH's audit found no significant errors in calculation of the mineral reserves.

PAH also reviewed Luismin's estimate of Inferred Resources and stated:

          "Based on a historical review of the tonnage of material that was originally estimated as...[Inferred Resources]...and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH's opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

                                                       Watts, Griffis and McOuat

PAH's statement of Inferred Resources in the January 2001 report is essentially equivalent to the statement of Inferred Resources in this report. While there are minor discrepancies between the PAH and the WGM reports, in our opinion these are not material.

C.13.4        VOLUME ESTIMATE

The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

C.13.5        TREATMENT OF HIGH GRADE ASSAYS

Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Luismin informed us that the rule for the cutting of high grade silver values, i.e. those greater than 350 g Ag/t, is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample, i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

WGM's review showed that the cutting of high grade values does not appear to be a standard procedure at San Dimas as values in some veins are cut while other are cut only on occasion. The cutting of high values appears to be somewhat subjective by the individual geologist carrying out the estimation.

                                                       Watts, Griffis and McOuat

However, WGM's review did not commonly observe isolated high grade samples that would produce an overall strong nugget effect.

C.13.6        TONNAGE FACTOR

The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7(SG) to give tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give tonnes.

C.13.7        DILUTION

Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas District. The curve was developed from years of experience of the head grade measured in the mill at the Tayoltita mine. However, as the silver grades mined decreased, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

Since November 2000, grade corrections of -15%, or 0.85 x silver grade, and -5%, or 0.95 x gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses but also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: 1) the collecting and splitting of the samples;
2) grinding contamination in the assay lab; 3) contamination during the cupellation of samples with very high values in silver and gold; and, 4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction.

To account for narrow veins, an additional dilution factor of 10% (at zero grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

                                                       Watts, Griffis and McOuat

Luismin does not apply a mining recovery factor but since the reserve tonnes balance well with the tonnage mined, WGM estimates that mining recovery is already included in the estimation.

C.13.8        CUTOFF GRADE

The calculation of the minimum cutoff grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade for each of Tayoltita, Santa Rita and San Antonio. The cutoff grades for estimation of reserves as of December 31, 2001, were US$45.18/t for Tayoltita area US$43.51/t for Santa Rita area and US$47.64/t for San Antonio area.

C.13.9        CLASSIFICATION OF RESERVES

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin's mineral resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Mineral Resources. We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

                                                       Watts, Griffis and McOuat

The following criteria are used by Luismin to classify Proven and Probable Mineral Reserves. The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

                                    MAXIMUM VERTICAL PROJECTION FOR    MAXIMUM VERTICAL PROJECTION FOR
   BLOCK LENGTH                         PROVEN MINERAL RESERVES           PROBABLE MINERAL RESERVES
   Less than 15 m (50 ft)                     4 m (12 ft)                      8 m (24 ft)
   15 to 45 m (50 to 148 ft)                  8 m (24 ft)                     16 m (52 ft)
   45 to  85 m (148 to 279 ft)               16 m (52 ft)                     32 m (105 ft)
   Greater than 85 m (279 ft)                20 m (65 ft)                     40 m (135 ft)

Blocks are adjusted to reflect faults, old workings and/or vein intersections.

Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

       VEIN THICKNESS                    SIZE OF BLOCK

       Less than 1.0 m                   25 x 25 m
       1.0 to 1.5 m                      35 x 35 m
       Greater than 1.5 m                50 x 50 m

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "probable reserves from drilling". If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as Inferred Resources.

Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. Using the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings, an average grade is determined.

                                                       Watts, Griffis and McOuat

It is known from past mining experience that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita, comprise the Inferred Mineral Resource of the San Dimas District. Table 6 lists the various veins and the corresponding length, width and height projected used to determine the volume/tonnage of the Favourable Zone and ultimately the 30% of that tonnage figure to represent the Inferred Mineral Resources.

Four veins were selected as examples of how the Inferred Mineral Resources are estimated by Luismin. Figure 24 illustrates in plan, the location of the four veins selected. Figure 25 shows in detail the trace of the outcropping of Castellana and Celia veins.

                                                       Watts, Griffis and McOuat

                                     TABLE 6
                   INFERRED MINERAL RESOURCES, SAN DIMAS MINES
                             as of December 31, 2001

----------------------------------------------------------------------------------------------------------------------
                                                    Height of
                                                   Favourable             Percentage                 Average Grade
                            Length     Width          Zone               Credibility              -------------------
      Vein/Structure          (m)       (m)            (m)          SG      (%)          Tonnes   (g Ag/t)   (g Au/t)
----------------------------------------------------------------------------------------------------------------------
                                      MINAS DE SAN LUIS S.A. DE C.V., TAYOLTITA UNIT
     AREA TAYOLTITA
Arana-Centro-Norte            500       2.00          150          2.70       30%         65,223    314        2.2
Culebra (Alto de Arana)       400       1.50          120          2.70       30%         58,320    299        2.8
Vetas De Crucero              183       1.20          122          2.70       30%        130,205    511        6.4
Veta 19-560                   500       1.50          200          2.70       30%        121,500    250        2.5
Veta 25-730                   500       1.50          200          2.70       30%        121,500    270        2.5
Vetas Tipo Manto 6            200       1.50          100          2.70       30%        145,800    250        2.5
Veta 27-317                   475       1.50          100          2.70       30%         57,713    264        2.0
Veta San Luis                 300       1.50          150          2.70       30%         54,675    358        5.1
Veta 15-207                   350       1.50          150          2.70       30%         63,788    251        1.9
Arana                        1000       2.50          250          2.70       30%        268,305    278        2.8
Maria Elena                   300       1.50          100          2.70       30%         36,450    248        1.8
Veta 27-326                   375       1.50          150          2.70       30%         68,344    258        2.1
Veta 22-930                   300       1.50          150          2.70       30%         54,675    233        1.6
Veta 27-312                   350       1.50          150          2.70       30%         63,788    233        1.7
Veta 27-328                   350       1.50          150          2.70       30%         63,788    223        1.4
Cedral Este                   900       2.00          350          2.70       30%        510,300    262        1.5
Arana del Bajo                200       1.50          150          2.70       30%         36,450    253        3.3
Ramales Este de Arana         150       1.50          100          2.70       30%         18,225    319        3.2
Victoria del Bajo             200       1.50          150          2.70       30%         36,450    251        2.4
Veta Nueva                    200       1.50          150          2.70       30%         36,450    182        1.6
Veta 25-300                   200       1.50          100          2.70       30%         24,300    379        2.4
Veta 25-065                   200       1.50          100          2.70       30%         24,300    296        2.0
Sistema 25-830(Alto Arana)    600       1.50          200          2.70       30%        145,800    300        2.5
                                                                                       ---------    ---        ---
Subtotal                                                                               2,206,349    282        2.5

  AREA ALTO ARANA T.S.E
Sistema Blendita              680       2.00          200          2.70       30%        220,320    450        3.0
Alejandra                     770       2.00          200          2.70       30%        249,480    450        5.0
Claudia                       770       2.00          200          2.70       30%        249,480    400        3.0
El Carrizo                    470       2.00          200          2.70       30%        152,280    250        6.0
                                                                                       ---------    ---        ---
Subtotal                                                                                 871,560    400        4.1

     AREA TAHONITAS
Minitas                       800       1.20          200          2.70       30%        155,520    350        3.0
El Pinito                     600       1.20          200          2.70       30%        116,640    350        3.0
Tahonitas                     600       1.20          200          2.70       30%        116,640    350        3.0
Chirimollo                    600       1.20          200          2.70       30%        116,640    350        3.0
                                                                                       ---------    ---        ---
Subtotal                                                                                 505,440    350        3.0

      AREA TINAJAS

San Francisco Oeste           900       2.58          350          2.70       30%        637,875    290        1.9
San Francisco Este            500       2.50          350          2.70       30%        354,375    290        1.9
                                                                                       ---------    ---        ---
Subtotal                                                                                 992,250    290        1.9
                                     MINAS DOREE S.A. DE C.V., SANTA RITA UNIT

Sta. Rita                     200       2.30           40          2.70       30%         14,904    438        2.7
America                       500       1.00          250          2.70       30%        101,250    353        2.4
Tacuacha                      800       1.20          180          2.70       30%        139,968    353        2.4
Trinidad                     1000       1.20          250          2.70       30%        243,000    353        2.4
Patricia I                    200       1.85          100          2.70       30%         29,970    390        2.3
Mag.Del Bajo                  200       1.50          200          2.70       30%         48,600    265        2.2
Lupita                        300       2.00          150          2.70       30%         72,900    536        2.3
Patricia Ii                   300       1.80          100          2.70       30%         43,740    340        2.0
Magdalena                     400       2.50          100          2.70       30%         81,000    380        3.0
Marisa                        350       1.60          100          2.70       30%         45,360    400        2.9
Cristina                      300       2.12          200          2.70       30%        103,032    490        3.0
Cristina Del Alto             400       1.50          250          2.70       30%        121,500    309        2.2
Promontorio                   900       2.40          250          2.70     0.30         437,400    325        2.0
Sistema Blendita              680       2.00          200          2.70     0.30         220,320    291        2.0

                                                       Watts, Griffis and McOuat

                                     TABLE 6
                   INFERRED MINERAL RESOURCES, SAN DIMAS MINES
                       as of December 31, 2001 (continued)

----------------------------------------------------------------------------------------------------------------------
                                                    Height of
                                                   Favourable             Percentage                 Average Grade
                            Length     Width          Zone               Credibility              -------------------
      Vein/Structure          (m)       (m)            (m)          SG      (%)          Tonnes   (g Ag/t)   (g Au/t)
----------------------------------------------------------------------------------------------------------------------
                              MINAS DOREE S.A. DE C.V., SANTA RITA UNIT (continued)
Carolina                  500           1.00          200          2.70     0.30          81,000    325        2.0
San Jose                  500           1.00          200          2.70     0.30          81,000    325        2.0
Guarisamey              1,000           2.00          250          2.70     0.30         405,000    265       .2.2
Porvenir                  600           1.50          150          2.70     0.30         109,350    358        2.8
Gabriela                  600           1.50          150          2.70     0.30         109,350    250        1.5
Animas                  1,000           3.00          250          2.70     0.30         607,500    265        2.2
                                                                                       ---------    ---        ---
Subtotal                                                                               3,096,144    319        2.2
                      DESARROLLOS MINEROS DEL PACIFICO S.A. DE C.V., SAN ANTONIO UNIT

San Antonio               150           2.20          150          2.70     0.30          40,095    270        5.0
Santa Rosa                300           2.50          100          2.70     0.30          60,750    270        5.0
Guadalupe                 300           1.50          110          2.70     0.30          40,095    312        3.4
Carmen                    800           0.90          250          2.70     0.30         145,800    190        2.7
San Ricardo               200           1.00          250          2.70     0.30          40,500    300        4.0
Sin Nombre                200           1.00          250          2.70     0.30          40,500    300        4.0
Santa Cruz                200           1.00          250          2.70     0.30          40,500    300        4.0
Agua Dulce                200           1.00          250          2.70     0.30          40,500    300        4.0
Santa Marina I            200           1.00          250          2.70     0.30          40,500    300        4.0
Santa Marina Ii           200           1.00          250          2.70     0.30          40,500    300        4.0
Marshal                   200           1.00          250          2.70     0.30          40,500    300        4.0
Franklin                  200           1.00          250          2.70     0.30          40,500    300        4.0
Cata                      200           1.00          250          2.70     0.30          40,500    300        4.0
Rosario                   200           1.00          250          2.70     0.30          40,500    300        4.0
Macho Bayo                200           1.00          250          2.70     0.30          40,500    300        4.0
Peggy                     250           1.00          200          2.70     0.30          40,500    350        4.0
Santa Teresa              450           2.50          250          2.70     0.30         227,813    245        3.1
Cor-Trin                1,000           2.00          250          2.70     0.30         405,000    300        3.0
                                                                                       ---------    ---        ---
Subtotal                                                                               1,405,553    279        3.5
                                                 BLOCK CENTRAL

Sistema El Oro            750           1.70          200          2.70     0.30         206,550    350        4.5
Sta. Lucia                750           1.70          200          2.70     0.30         206,550    370        5.0
Sta. Gertrudis            500           1.50          250          2.70     0.30         151,875    350        5.0
Zacatera                  500           1.50          250          2.70     0.30         151,875    350        5.0
Castellana*               350           1.00          250          2.70     0.30          70,875    343        3.7
Celia*                    460           0.90          300          2.70     0.30         100,602    218        3.4
Capitana                  200           0.80          250          2.70     0.30          32,400    428        4.8
Soledad                   460           0.90          300          2.70     0.30         100,602    311        3.4
As De Oro                 460           0.90          300          2.70     0.30         100,602    225        2.0
Santo Nino                700           0.90          350          2.70     0.30         178,605    381        4.1
Marina                    450           0.90          300          2.70     0.30          98,415    300        3.0
Pozolera                  450           0.90          300          2.70     0.30          98,415    317        3.7
Frapopan Sur              500           0.80          250          2.70     0.30          81,000    370        3.0
Frapopan Norte            700           0.90          300          2.70     0.30         153,090    370        3.0
Noche Buena               800           0.90          350          2.70     0.30         204,120    327        3.6
                                                                                       ---------    ---        ---
Subtotal                                                                               1,935,576    336        3.9

                                              AREA SAN VICENTE

Luz Y Reyes               800           1.25          250          2.70     0.30         202,500    286        2.4
San Rafael                820           1.51          250          2.70     0.30         250,736    227        5.3
Hedionda                  200           1.20          250          2.70     0.30          48,600    212        3.4
Esperanza                 500           1.20          250          2.70     0.30         121,500    212        3.4
Tescalama                 250           1.50          250          2.70     0.30          75,938    212        3.4
                                                                                       ---------    ---        ---
Subtotal                                                                                 699,274    239        3.8

GRAND TOTAL                                                                           11,712,146    310        2.9
-------------------------------------------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

CASTELLANA VEIN

The Castellana Vein (Figure 26) has proved to be one of the most productive veins in the Central Block of the San Antonio district and has produced more than 220,000 tonnes of high grade ore and has potential for further exploration at depth. While developing the cross-cut from the San Luis Tunnel, on Level 8, to access the Castellana vein, a new vein (9-851) was discovered. Also recent exploration on Level 10 in the Probable Reserve block intersected very high grade mineralization (+1,000 g Ag/t) over a 100 m strike with the vein becoming thicker (approximately 2 m wide). The length of the projected Favourable Zone, based on present knowledge (year 2002), is 350 m, with a height of the Favourable Zone at 250 m and an average thickness of 1.0 m. These figures (at 30% probability factor) represent about 71,000 tonnes of Inferred Mineral Resource that are expected to be transformed into reserves. The extent of the vein is based on the experience gained in level 4, the continuity of the ore shoots and the tendency of the mineralized zone to dip at 35 DEG. towards NE.

CELIA II VEIN

The Celia II vein is one of the latest veins discovered in the Central Block (Figure 27). The structure is wider than the Castellana Vein but carries lower Ag and Au values. The strike of the ore zone is the same as the Castellana Vein as both veins were affected by the same regional faulting.

The potential zone is projected 460 m, with a height of 300 m and an average vein thickness estimated at 0.9 m. Present mining shows that the actual vein is more than 2.0 m wide and carries high Ag and Au values The 30% probability factor and height of 300 m gives an estimated total Inferred Mineral Resource of 100,000 t. The extrapolation of 460 m is based on the similarity of the Celia Vein to the Castellana Vein.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

               Figure 26. Longitudinal section of Castellana Vein

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

SANTA LUCIA VEIN

A recent discovery in the San Dimas District, the Santa Lucia Vein, formerly named, San Ramon-Santa Julia vein (Figure 28) follows the same strike direction of the ore shoots discovered at Noche Buena, Castellana and Celia Veins. To date only a small interval of the vein has been explored but the vein shows evidence of mineralization at surface and also below the San Luis tunnel (the latter by a diamond drillhole). Samples were taken on surface at approximately 35 m intervals across the vein along a strike length of nearly 320 m. The samples were analyzed for gold and silver and gave geochemically anomalous values. It is believed that these samples have been strongly leached; however, they do show that the vein west of Randall fault is mineralized.

The projected Favourable Zone is 750 m long by a 200 m depth and at an average thickness of 1.7 m produces an Inferred Mineral Resource of about 206,000 t. The Inferred Mineral Resource on Figure 28 refers to only the recently discovered Santa Lucia Vein to the SW of the Randall Fault and will be added to the total Inferred Mineral Resource at the end of year 2002 when tables are updated. No Inferred Mineral Resource has been assigned to the Favourable Zone between the Randall and Guamuchil Faults.

With the exploitation of the vein above the San Luis tunnel and diamond drillholes above and below the tunnel. The vein is believed now to be much wider. At surface, the vein is an average of 4.3 m wide giving confidence that the vein will persist from the tunnel to surface.

CEDRAL VEIN

The Cedral Vein in the San Luis block in the Tayoltita mine is shown in longitudinal section and in detailed plan view of the outcropping veins (Figure
29).

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

                                                       Watts, Griffis and McOuat

Exploration carried out using the mirror image of the ore shoots exploited in the Candelaria Vein resulted in the discovery of the Cedral Vein, one of the five most productive veins in the district. A cross-cut from Level 10 intersected one of the largest ore shoots found in the mine. More than two million tonnes have been mined from the Cedral vein.

The strike of the mineralized zone of the Cedral Vein is cut by the Arana fault, a regional fault that has offset the vein almost 150 m vertically and also along strike (Figure 29). A structural study conducted by Dr. Johannes Horner, a consulting structural geologist, determined that the E-W striking veins in San Dimas resulted from compressive deformation (D1) that was later offset by extensional deformation (D3) resulting in the regional NNW-SSE faults. The Cedral vein is mineralized down to Level 25 in the San Luis Block (footwall of the Arana Fault) but with low grades. The analysis of slickenslides in the Arana Fault shows two components, one a downthrow of the hangingwall block about 140 m and the other that moved the block in a right lateral slip movement.

A couple of diamond drillholes were drilled looking for the offset extension on the hangingwall of the Arana fault and found the continuation of the vein but it was unmineralized. The vein is also exposed in level 26 thus defining the vein to the east. With diamond drilling trying to locate the extensions of Cedral, the first structure of the now known Tayoltita mine was discovered. The Cedral Vein was cut and offset by the Arana fault and the faulted portion exists in the hangingwall block. Mining has been done during the past two years on other veins in the hangingwall block. Given the character of veins in the San Dimas District to extend over considerable distances e.g. San Luis, Sinaloa-Guadalupe and San Antonio Veins. Luismin geologists are confident that the faulted off portion of the Cedral vein will be discovered.

The length of the Cedral mineralized vein is estimated at 900 m, a Favourable Zone of 350 in depth and 2.0 m mineralized vein thickness. The projected length of the potential zone was determined from the criteria of the length of exploited ore shoots on the footwall of the Arana fault, from the tilted nature of the ore shoots and the evidence of continuation of the structure

                                                       Watts, Griffis and McOuat

on the hangingwall of the Arana fault and the structure of the downthrown hangingwall block at about 150 m. Luismin geologists expect that the hanging wall will contain at least 50% of the tonnes exploited on the footwall. However, Inferred Mineral Resources by definition are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability, and until found and developed into mineral reserves, they remain a risk.

C.13.10       RECONCILIATION BETWEEN RESERVES AND PRODUCTION

The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. Reconciliation between the reserves of the Tayoltita/Santa Rita mines and the San Antonio and production from the same areas for the period 1978 to 2001 is shown on Tables 7 and 8.

The overall reconciliation is excellent and supports Luismin's ongoing program of reserve estimation and grade control.

C.13.11       DISCUSSION

Luismin does not include the Inferred Mineral Resources in its Mineral Reserve Estimate. The Inferred Mineral Resources are targets to develop additional reserves. To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Luismin geologists studied a number of veins in each of the five mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves. Table 9 illustrates the

                                                       Watts, Griffis and McOuat

                                     TABLE 7
              RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL
                  PRODUCTION - TAYOLTITA-SANTA RITA (1978-2001)

----------------------------------------------------------------------------------------------------------------------
                                                          SILVER GRADE                        GOLD GRADE
                           TONNES    VARIANCE   g Ag/t        g Ag/t     VARIANCE   g Au/t       g Au/t       VARIANCE
YEAR         Predicted     Actual       %      Predicted      Actual        %      Predicted     Actual         %
----------------------------------------------------------------------------------------------------------------------
1978           156,000     159,628     2.3%      400         404            1.0%     7.00         7.10           1.4%
1979           156,000     161,428     3.5%      400         395           -1.3%     7.00         6.50          -7.1%
1980           162,000     162,290     0.2%      390         381           -2.3%     6.40         6.40           0.0%
1981           162,000     155,837    -3.8%      390         468           20.0%     6.40         7.80          21.9%
1982           162,000     158,163    -2.4%      390         483           23.8%     6.40         7.70          20.3%
1983           195,000     176,643    -9.4%      383         422           10.2%     6.50         6.90           6.2%
1984           216,000     200,256    -7.3%      396         424            7.1%     6.30         6.60           4.8%
1985           202,800     197,864    -2.4%      422         433            2.6%     5.30         6.30          18.9%
1986           236,300     222,295    -5.9%      396         423            6.8%     5.77         6.28           8.8%
1987           224,055     200,323   -10.6%      348         310          -10.9%     3.90         3.60          -7.7%
1988           222,520     226,756     1.9%      346         319           -7.8%     3.67         3.54          -3.5%
1989           224,475     224,142    -0.1%      312         262          -16.0%     3.33         2.11         -36.6%
1990           229,607     214,025    -6.8%      287         248          -13.6%     2.50         1.90         -24.0%
1991           149,760     158,120     5.6%      335         275          -17.9%     2.90         1.94         -33.1%
1992           234,685     237,580     1.2%      341         311           -8.8%     2.26         2.49          10.2%
1993           293,885     297,581     1.3%      285         303            6.3%     2.90         2.90           0.0%
1994           300,150     300,711     0.2%      307         286           -6.8%     2.30         1.90         -17.4%
1995           303,891     323,803     6.6%      315         301           -4.4%     2.00         1.70         -15.0%
1996           334,225     339,704     1.6%      311         312            0.3%     1.90         2.10          10.5%
1997           366,206     368,069     0.5%      306         299           -2.3%     2.20         2.30           4.5%
1998           388,163     401,743     3.5%      274         264           -3.6%     1.85         2.29          23.8%
1999           414,400     428,386     3.4%      294         278           -5.4%     2.37         2.52           6.3%
2000           432,690     439,590     1.6%      288         274           -4.9%     2.50         2.54           1.8%
2001           440,720     385,660   -12.5%      273         299            9.7%     2.33         2.72          16.8%
             6,207,532   6,140,597    -1.1%      328         324           -1.0%     3.50         3.56           1.6%
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      SILVER CONTENT                    GOLD CONTENT
                  CONTAINED OZ        VARIANCE    CONTAINED OZ         VARIANCE
YEAR         Predicted     Actual        %       Predicted   Actual        %
-------------------------------------------------------------------------------
1978          2,006,237    2,073,424       3.3%    35,109    36,439     3.8%
1979          2,006,237    2,050,094       2.2%    35,109    33,736    -3.9%
1980          2,031,315    1,987,991      -2.1%    33,334    33,394     0.2%
1981          2,031,315    2,344,845      15.4%    33,334    39,081    17.2%
1982          2,031,315    2,456,121      20.9%    33,334    39,156    17.5%
1983          2,401,215    2,396,661      -0.2%    40,752    39,187    -3.8%
1984          2,750,088    2,729,915      -0.7%    43,751    42,494    -2.9%
1985          2,751,555    2,754,561       0.1%    34,557    40,078    16.0%
1986          3,008,546    3,023,206       0.5%    43,837    44,884     2.4%
1987          2,506,869    1,996,596     -20.4%    28,094    23,186   -17.5%
1988          2,475,386    2,325,665      -6.0%    26,256    25,808    -1.7%
1989          2,251,751    1,888,088     -16.2%    24,033    15,206   -36.7%
1990          2,118,677    1,706,530     -19.5%    18,455    13,074   -29.2%
1991          1,613,015    1,398,032     -13.3%    13,963     9,862   -29.4%
1992          2,572,986    2,375,571      -7.7%    17,053    19,020    11.5%
1993          2,692,899    2,898,982       7.7%    27,401    27,746     1.3%
1994          2,962,610    2,765,114      -6.7%    22,195    18,370   -17.2%
1995          3,077,699    3,133,611       1.8%    19,541    17,698    -9.4%
1996          3,341,928    3,407,634       2.0%    20,417    22,936    12.3%
1997          3,602,837    3,538,328      -1.8%    25,903    27,218     5.1%
1998          3,419,499    3,409,965      -0.3%    23,088    29,579    28.1%
1999          3,917,101    3,828,933      -2.3%    31,577    34,708     9.9%
2000          4,003,443    3,868,390      -3.4%    34,710    35,898     3.4%
2001          3,861,269    3,706,692      -4.0%    32,972    33,689     2.2%
             65,435,791   64,064,951      -2.1%   698,777   702,446     0.5%
-------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

                                     TABLE 8
  RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION - SAN ANTONIO
                                   (1987-2001)

----------------------------------------------------------------------------------------------------------
                                                      SILVER GRADE                 GOLD GRADE
               TONNES               VARIANCE  g Ag/t    g Ag/t  VARIANCE   g Au/t    g Au/t    VARIANCE
YEAR          Predicted   Actual       %     Predicted  Actual     %      Predicted  Actual       %
----------------------------------------------------------------------------------------------------------
1987            50,416     35,136   -30.3%     305       287      -5.9%     5.60       5.80       3.6%
1988            93,000     88,795    -4.5%     309       286      -7.4%     7.80       6.54     -16.2%
1989            90,000     92,855     3.2%     315       260     -17.5%     6.80       8.40      23.5%
1990            90,000     94,568     5.1%     287       221     -23.0%     6.70       7.37      10.0%
1991            90,000     91,827     2.0%     324       338       4.3%     5.80       5.72      -1.4%
1992            97,000     94,386    -2.7%     360       364       1.1%     5.80       6.00       3.4%
1993            93,564     63,025   -32.6%     351       358       2.0%     5.60       5.30      -5.4%
1994            93,185     90,235    -3.2%     340       359       5.6%     5.10       5.90      15.7%
1995            98,286    114,201    16.2%     373       359      -3.8%     6.30       6.20      -1.6%
1996           115,913    131,747    13.7%     381       366      -3.9%     6.10       6.04      -1.0%
1997           138,688    148,302     6.9%     385       333     -13.5%     5.80       5.17     -10.9%
1998           144,000    141,176    -2.0%     386       259     -32.9%     5.70       4.03     -29.3%
1999           132,188    136,025     2.9%     261       251      -3.8%     3.40       3.43       0.9%
2000           134,990    144,840     7.3%     267       263      -1.5%     3.60       3.75       4.2%
2001           152,720    146,470    -4.1%     315       334      6.0%      3.65       5.07      38.9%

             1,613,950  1,613,588     0.0%     332       308      -7.1%     5.42       5.46       0.7%
----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                      SILVER CONTENT                   GOLD CONTENT
                CONTAINED OZ         VARIANCE    CONTAINED OZ       VARIANCE
YEAR         Predicted     Actual       %       Predicted   Actual       %
-----------------------------------------------------------------------------
1987            494,386      324,214    -34.4%     9,077     6,552  -27.8%
1988            923,930      816,493    -11.6%    23,323    18,671  -19.9%
1989            911,488      776,205    -14.8%    19,677    25,077   27.4%
1990            830,467      671,946    -19.1%    19,387    22,408   15.6%
1991            937,530      997,895      6.4%    16,783    16,887    0.6%
1992          1,122,721    1,104,604     -1.6%    18,088    18,208    0.7%
1993          1,055,878      725,427    -31.3%    16,846    10,740  -36.2%
1994          1,018,645    1,041,519      2.2%    15,280    17,117   12.0%
1995          1,178,686    1,318,142     11.8%    19,908    22,765   14.3%
1996          1,419,890    1,550,314      9.2%    22,733    25,584   12.5%
1997          1,716,712    1,587,775     -7.5%    25,862    24,651   -4.7%
1998          1,787,094    1,175,597    -34.2%    26,390    18,292  -30.7%
1999          1,109,252    1,097,716     -1.0%    14,450    15,001    3.8%
2000          1,158,806    1,224,735      5.7%    15,624    17,463   11.8%
2001          1,546,693    1,572,870      1.7%    17,922    23,876   33.2%

             17,212,177   15,985,450     -7.1%   281,350   283,292    0.7%
----------------------------------------------------------------------------

                                     TABLE 9
                      LUISMIN, S.A. DE C.V. OPERATING MINES
     INFERRED MINERAL RESOURCES TRANSFORMED INTO MINERAL RESERVES 1979-1998

                                           Grade                                 Grade             Actual              Grade
                  Inferred Mineral   -----------------    Production/2/  ---------------------  Reserves/3/    ---------------------
      Mine          Resources/1/     (g Ag/t) (g Au/t)       (t)          (g Ag/t)   (g Au/t)       (t)         (g Ag/t)   (g Au/t)
------------------------------------------------------------------------------------------------------------------------------------
Tayoltita            4,300,000          406      3.8      3,201,919        419         4.22       633,000         307        2.69
Santa Rita             900,000          336      3.4        479,646        440         2.84       340,000         381        2.73
San Antonio          2,100,000          336      4.8      1,162,752        334         5.67       349,000         223        2.52
San Martin           1,200,000           45      3.7        899,583         43         3.34     1,065,000          45        3.46
La Guitarra            800,000          350      3.0        466,952        246         3.27       363,000         292        2.96
                     ---------          ---      ---      ---------        ---         ----     ---------         ---        ----
Total                9,300,000          330      3.9      6,210,900        337         4.18     2,750,000         202        3.00
------------------------------------------------------------------------------------------------------------------------------------


                       Production &      Transfer/4/
      Mine           Actual Reserves         (%)
----------------------------------------------------
Tayoltita               3,835,000            89
Santa Rita                819,000            91
San Antonio             1,511,000            72
San Martin              1,965,000           164
La Guitarra               830,000           104
                        ---------           ---
Total                   8,961,000            96
----------------------------------------------------

1 Inferred Mineral Resources at the beginning of the project of veins selected for study
2  Not the total production from the mines for the period
3 Reserves of the veins analyzed for Tayoltita, Santa Rita and San Antonio, does not include total reserves for those mines
4  Percentage of resources transformed into reserves
5  Figures rounded

                                                       Watts, Griffis and McOuat

percentage of the resources that Luismin has successfully transferred into reserves from selected veins, at each of the mines, over the 20 year period (1979 to 1998).

During WGM's review of Luismin's resource/reserve estimation procedures, a detailed step-by-step estimation of a block by WGM produced a similar tonnage and grade estimate to that produced by Luismin.

WGM's review of Luismin's mineral resource/mineral reserve estimates at the three operating mines at the San Dimas District did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to determine mineral resource/mineral reserve estimates are reasonable and, as presented in Tables 10 and 11, fairly represent the mineral reserve/mineral resource potential. WGM has rounded Luismin's reported tonnage figures to conform to CIM Standards.

                             C.14. MINING OPERATIONS

C.14.1        GENERAL

The current mines of Luismin in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, San Antonio and San Rita. Milling operations are carried out at Tayoltita and San Antonio. The operations employ cut-and-fill mining with load, haul, and dump ("LHD") equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to dore.

                                                       Watts, Griffis and McOuat

                                    TABLE 10
       MINERAL RESERVES OF SAN DIMAS DISTRICT - LUISMIN GEOLOGY DEPARTMENT
                             as of December 31, 2001

                                                                                        Total Contained
                                                 Metric                    -----------------------------------------
                                             Tonnes x 10/6/ g Ag/t g Au/t   (kg Ag)   (kg Au)    (oz Ag)     (oz Au)
--------------------------------------------------------------------------------------------------------------------
PROVEN RESERVES

Tayoltita                                         0.402      379    4.00    152,300     1,600    4,898,500    51,700
Santa Rita                                        0.273      387    2.79    105,900       800    3,396,800    24,500
San Antonio                                       0.312      302    4.23     94,000     1,300    3,029,400    42,400
                                                  -----      ---    ----    -------     -----   ----------   -------
Total Proven Reserves                             0.987      357    3.74    352,200     3,700   11,324,700   118,600


PROBABLE RESERVES

Tayoltita                                         0.541      359    3.77    194,200     2,000    6,244,000    65,600
Santa Rita                                        0.104      348    2.45     36,100       300    1,163,600     8,200
San Antonio                                       0.209      282    4.03     58,900       800    1,894,900    27,100
                                                  -----      ---    ----    -------     -----   ----------   -------
Total Probable Reserves                           0.854      339    3.67    289,200     3,100    9,302,500   100,900

PROVEN AND PROBABLE RESERVES

Tayoltita                                         0.943      367    3.87    346,500     3,600   11,139,200   117,300
Santa Rita                                        0.377      376    2.70    142,000     1,000    4,564,300    32,800
San Antonio                                       0.521      294    4.15    153,000     2,200    4,917,000    69,500
                                                  -----      ---    ----    -------     -----   ----------   -------
Total Proven And Probable Reserves                1.841      348    3.71    641,500     6,800   20,620,500   219,600

PROBABLE RESERVES BY DIAMOND DRILLING

Tayoltita                                         0.264      389    3.00    102,600       800    3,306,400    25,400
Santa Rita                                        0.071      425    3.10     30,000       200      976,200     7,000
San Antonio                                       0.069      392    5.10     27,100       400      869,600    11,300
Total Probable Reserves by Diamond Drilling       0.404      396    3.38    159,700     1,400    5,152,200    43,700
                                                  -----      ---    ----    -------     -----   ----------   -------
Grand Total Proven And Probable Reserves          2.245      357    3.65    801,100     8,200   25,755,400   263,300
--------------------------------------------------------------------------------------------------------------------

Notes to Reserve Statement
1. Reserves were estimated by Luismin and checked by WGM as of December 31, 2001.
2. Cutoff grades based on total operating cost were for Tayoltita (US$45.18/t) for Santa Rita (US$43.51/t) and for San Antonio (US$47.64/t).
3. All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.   The tonnage factor is 2.7 tonnes per cubic metre.
5. Cutoff values are calculated at a silver price of US$4.37 per troy ounce and US$270.99 per troy ounce for gold.

                                    TABLE 11
       INFERRED MINERAL RESOURCES OF SAN DIMAS DISTRICT GEOLOGY DEPARTMENT
                             as of December 31, 2001

                                                       Average Grade         Content (kg)          Content (Troy oz)
                          %            Metric      --------------------------------------------------------------------
Area          SG     Probability   Tonnes x 10/6/  (g Ag/t)  (g Au/t)     (Ag)        (Au)        (Ag)         (Au)
-----------------------------------------------------------------------------------------------------------------------
Tayoltita     2.70       30         4.58              314      2.7      1,438,000    12,000     46,237,000     398,000
Santa Rita    2.70       30         3.10              319      2.2        989,000     6,800     31,794,000     219,000
San Antonio   2.70       30         4.00              299      3.9      1,196,000    15,600     38,453,000     502,000
                                    -----             ---      ---      ---------    ------    -----------   ---------
Total                               11.70             310      2.9      3,623,000    34,000    116,484,000   1,119,000
-----------------------------------------------------------------------------------------------------------------------

Average Prices for year 2001: Ag US$4.37 per troy ounce, Au US$270.99 per troy ounce. All mineral resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

                                                       Watts, Griffis and McOuat

San Dimas, the largest centre of Luismin operations, is located on the border of Durango and Sinaloa States. The district is characterized by the very rugged terrain of the Sierra Madre Occidental mountains with steep walled canyons and high mountain peaks which has presented challenges to the establishment of mining operations and haulage routes, mill sites and tailings management areas. Table 12 summarizes the San Dimas operations in 2001.

                                    TABLE 12
                  LUISMIN SAN DIMAS MINING OPERATIONS FOR 2001

----------------------------------------------------------------------------------------------------------
                                                      Mill Head Grade           Production
                        Ore Production   -----------------------------------------------------------------
Operation                   Tonnes          Gold (g/t)      Silver (g/t)     oz Gold       oz Silver
----------------------------------------------------------------------------------------------------------
Tayoltita                  241,450             2.96              278          21,850       1,988,000
Santa Rita                 144,210             2.31              334          10,180       1,428,000
San Antonio                146,470             5.07              334          23,026       1,391,000
                           -------             ----              ---          ------       ---------
Total                      532,130             3.36              309          55,056       4,807,000
----------------------------------------------------------------------------------------------------------

C.14.2        DESCRIPTION OF MINING OPERATIONS

C.14.2.1      TAYOLTITA MINE

The Tayoltita Mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 km tunnel from a portal approximately 400 m northeast of the Tayoltita Mill. About 570,000 cfm of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 m in width and generally dip at 75 DEG. to 80 DEG.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cutoff grade in the San Dimas area.

                                                       Watts, Griffis and McOuat

The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75DEG., with variable widths, and is currently being developed as an important mining area for Tayoltita.

C.14.2.2   SANTA RITA MINE

The Santa Rita Mine main access is by adit approximately 3 km to the northeast of the Tayoltita Mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35DEG. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cfm.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

C.14.2.3   SAN ANTONIO

The San Antonio Mine is located northwest of Tayoltita and is connected by 20 km of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

                                                       Watts, Griffis and McOuat

Mining operations at San Antonio work veins that vary in thickness from 1 to 6 m and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cfm of air to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin plans to end milling operations at San Antonio in the near future and haul all mine production to the Tayoltita mill using the San Luis Tunnel. Development of a haulage route that includes a short tunnel on the north side of the Piaxtla River is currently in progress. This will allow ore haulage to the Tayoltita mill without going through the townsite. The decision to terminate the San Antonio milling operations was made because a new tailings area is required and efficiencies will be realized by a central milling facility for the San Dimas area.

C.14.2.4   GROUND SUPPORT FOR MINING

The ground conditions throughout most of the San Dimas operations are good. Routine operations do not employ ground support with any regular pattern. In wider stopes where the veins are flat lying, some split sets are used and low grade pillars are left for support. Apart from some problem areas, no bolting is used in the main haulage ramps and drifts. In areas that require ground support, steel arches and lagging has been used as well as shotcrete and screening.

Luismin currently relies on quarterly inspections by a consulting rock mechanics expert to guide the ground control requirements. Although the ground conditions are generally good, scaling in active mining areas would benefit from more attention. Luismin is presently planning to hire a geotechnical engineer. This will improve the safety of this aspect of its operations.

                                                       Watts, Griffis and McOuat

C.14.2.5   GRADE CONTROL

Grade control in the San Dimas operations is difficult to manage because of the inherent dilution of narrow vein mining. Additionally, the veins at San Dimas pinch and swell, and have significant variation in grade over relatively short distances. Dilution is also added by uncemented waste rock that is used to backfill the stopes. Fill lines are marked by paint for reference while mucking on top of fill to reduce dilution. Chip sampling is completed at regular intervals across the back as headings are advanced. Mine geologists also mark grades directly on the stope walls to guide the mining advance. The visibility of the vein contacts and to a lesser extent the higher grade ore zones also help to guide the geologists in stope grade control.

There is limited capacity to stockpile and blend ore from the various mining areas to provide a more uniform mill head grade. Operating records for the San Dimas area show that mill head grades can vary by a factor of two or more during day to day operations. WGM believes that operations would benefit from better grade control and blending capability to smooth out the grade being supplied to the mills.

C.14.2.6   OPERATIONS WORKFORCE

Luismin employs a combination of union and contracted workforce at its operations. Currently the Santa Rita and San Antonio mines are operated with contractors under Luismin supervision. The Tayoltita mine is operated by Luismin employees engaged under a union contract.

C.14.2.7   DISCUSSION

WGM regards the diligence and work ethic of the Luismin management team as major contributors to the success of the Luismin operations. Their efforts are evident in the general order and cleanliness of the mines and mills and a testament to well run operations. Over the
                                     - 102 -

                                                       Watts, Griffis and McOuat

past 10 years there have been significant improvements in productivity. Over the past five years the accident frequency per 1,000,000 man hours has been reduced from 316 to 29 in 2001.


                            C.15. MILLING OPERATIONS

C.15.1     GENERAL

The San Dimas district has milling facilities at Tayoltita and San Antonio. The Tayoltita mill processes ore from both the Tayoltita and Santa Rita mining operations and has a production capacity of 1,200 tpd. The San Antonio mill produces a precipitate which is refined at the Tayoltita Mill and has a capacity of 400 tpd. Both mill facilities are conventional operations that employ cyanidation and zinc precipitation for recovery of the gold and silver. Table 13 summarizes the performance of the San Dimas milling operations during 2001.

                                    TABLE 13
                         SAN DIMAS MILL PERFORMANCE 2001
-------------------------------------------------------------------------------
Location                      Recovery                   Average Throughput
               -----------------------------------
                  Silver (%)           Gold (%)                 TPD
-------------------------------------------------------------------------------
Tayoltita            92.3                 95.1                 1,057
San Antonio          92.3                 95.1                   358

-------------------------------------------------------------------------------

C.15.2            TAYOLTITA MILL

The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit and the gold and silver is recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient

                                                       Watts, Griffis and McOuat

by a series of ten pumping stations to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and San Antonio mills. Refining uses an induction furnace to produce 1,000 oz silver and gold dore bars.

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under consideration to replace the San Antonio mill capacity. This will add another ball mill operating in parallel and will increase the number of leach tanks. The flowsheet of the main milling operation at Tayoltita mill is shown in Figure 30.

C.15.3     SAN ANTONIO MILL

The San Antonio mill has a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing are used instead of two to achieve a finer product size prior to grinding (Figure 31). The gold and silver precipitate from the filter press is transported to Tayoltita for processing. The mill layout is complicated by the steep walled canyon setting and equipment is located on both sides of the river.

San Antonio tailings are deposited downstream of the mill in a tight river bend that has been isolated from the river flow with dams. The river has been diverted through three channels tunnelled in the canyon wall, that carry the river downstream of the tailings deposition area. The tailings area has steep dams of dry tailings buttressed with concrete walls on the upstream side and waste rock on the downstream side. The remaining capacity in the dam is limited and the San Antonio Mill is scheduled to end operations within one year.

The San Antonio tailings containment structure is regarded to be at risk due to erosion and/or dam failure and consideration is being given to relocating the tailings to another site

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 30.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 31.

                                                       Watts, Griffis and McOuat

or placing them underground in old mine workings after the San Antonio mill operations are shut down. Another tailings storage site for the San Antonio tailings has been approved at Limoncito.

        C.16. ENVIRONMENTAL ISSUES AT SAN DIMAS WITH TAILINGS MANAGEMENT

C.16.1     GENERAL

Luismin's practice, in the design and operation of tailings containment sites in the San Dimas district, complies with the requirements of Mexico and with the permits issued for the dams. Improvements will be necessary to bring all of the tailings dams design and operation up to World Bank standards.

SRK Consulting was engaged by Wheaton in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and to construct additional tailings storage capacity to sustain the ongoing operations. The report entitled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C.V." has been reviewed by WGM as part of the technical review of the Luismin operations.

Luismin's practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

                                                       Watts, Griffis and McOuat

The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico.

C.16.2     TAYOLTITA TAILINGS

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on 10 pumping stations to elevate the tailings to the containment site. Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but we expect that it is impacted with higher suspended solids in periods of heavy rainfall.

                                                       Watts, Griffis and McOuat

On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Under the current San Dimas plan, the Tayoltita Mill operation will be expanded to process all ore mined in the district. This will require expansion of the tailings storage capacity. The planned expansion of the current containment site includes construction of a dam downstream of the existing tailings dam.

The new dam construction will be supported by geotechnical and hydrological investigations of the site and a containment structure designed to meet the required safety factors. Luismin is giving consideration to replacing the 10 tailings pumping stations and the associated environmental risk with one positive displacement pump, which will reduce the possibility of spills. Cyanide recovery from the tailings stream as well as cyanide destruction technology is being investigated. This would reduce the cyanide concentrations in the tailings containment dams.

C.16.3     SAN ANTONIO TAILINGS

The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated. The third tunnel will serve as an additional channel for the river in high flow periods. The tailings containment dam has been established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 60 m above the floor of the canyon.

The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. Because the long term stability of the tailings and dam integrity is

                                                       Watts, Griffis and McOuat

questionable, Luismin is assessing various alternatives to stabilize the site. These alternatives include moving the tailings to another storage site, possible placement of some of the tailings underground in mined out workings, and covering the tails with rock buttresses.

In 1993 prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane and caused the tailings dam to fail. Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal. Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential. WGM regards the San Antonio tailing dam integrity as an issue that requires immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

SRK has estimated the costs of various options to stabilize or relocate the San Antonio tailings. The options include:

i)   transporting the tailings to the Tayoltita tailings site;
ii)  placing the tailings in underground workings;
iii) relocation to a new site; and,
iv)  stabilizing them at the existing site.

Estimated costs for the various options range from US$3.6 to US$10.5 million. WGM has provided for $6.5 million over the 2002 to 2007 period to address the San Antonio tailings issue in the economic analysis of the operations.

                                                       Watts, Griffis and McOuat

                                   SECTION D:

                                   LA GUITARRA

                                                       Watts, Griffis and McOuat

                     D.1. PROPERTY DESCRIPTION AND LOCATION

D.1.1      LOCATION

La Guitarra mining concessions are located in the town of San Francisco La Albarrada, Municipality of Temascaltepec in the State of Mexico, some 120 km southwest of Mexico City (Figure 32), approximately centered on latitude 19DEG.13'N and longitude 100DEG.07'W.

D.1.2      PROPERTY DESCRIPTION

The concessions cover three main NW-SE striking vein systems. La Guitarra mine is located on the central vein. La Guitarra is owned and operated by Minas Aruaco S.A. de C.V. and covers some 12,373 ha (Figure 33). Presently a royalty of 2% NSR is payable to Compania Minera Las Torres S.A. de C.V. ("CMLT") on production. In 1997, Luismin signed an eight-year lease with CMLT with an extension option that Luismin intends to exercise. The royalty continues to apply upon exercise of the extension. The CMLT concessions will revert to CMLT upon expiry of the extension.

          D.2. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
                                AND PHYSIOGRAPHY

D.2.1      ACCESS

Access to the La Guitarra mine is by road 50 km west from Mexico City to Toluca then 70 km south to Temascaltepec. The trip by vehicle from Mexico City is over paved highways, except for the last 2 km, which is over a well graded gravel road. The trip requires approximately 1.5 hours.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 32.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 33.

                                                       Watts, Griffis and McOuat

D.2.2      CLIMATE

The climate is moderate, but humid with an average annual precipitation of 123.1 cm that occurs mainly in the summer months (June to September). The average annual temperature is 18.2DEG.C with monthly averages varying from 7.7DEG. to 25.9DEG.C.

D.2.3      LOCAL RESOURCES

Numerous small villages and ponds are found throughout the heavily pine forested countryside that, together with the cooler climate and beautiful scenery, make the area a popular Mexican tourist area. Timbering, trout farms and the raising of livestock are the other main activities of the area. This is a rural area. Labour, banks, hospitals and universities are available in Toluca (50 km) or Mexico City (120 km).

D.2.4      INFRASTRUCTURE

Infrastructure at the mine site is typical of small scale mines with offices, warehouses, repair shops and an analytical assaying laboratory. Most of the mine personnel are contract labourers and live in the nearby villages.

Water is provided by mine drainage and electrical power (approximately 1.1 megawatts) is obtained from the Federal Power Commission (Figure 34).

D.2.5      PHYSIOGRAPHY

The mine is located in hilly, forested terrain with differences in elevation between the hill tops and valleys of 400 to 500 m.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 34.

                                                       Watts, Griffis and McOuat

                                  D.3. HISTORY

La Guitarra deposit was discovered in 1555 and experienced considerable mining activity during the Colonial period. Mining continued until the Mexican War of Independence (1810). The mine then lay dormant until 1910 when the American Rincon Mining Company acquired the property and re-established mining operations which continued until 1940 when the mine again became dormant.

During 1972, the vein was explored by the Canadian mining company Cia. Tormex S.A., and in 1980, the Mexican mining company Fresnillo carried out extensive diamond drilling and drifting on the deposit. In 1990, Cia. Minera Arauco (a wholly owned subsidiary of Luismin) acquired the property from Penoles and carried out extensive exploration. Luismin commenced mining in 1993 gradually increasing production through to 1999 as illustrated in Table 14.

                                    TABLE 14
                                LA GUITARRA MINE
                   TOTAL MINERAL RESERVES AND MINE PRODUCTION
                        (during the period 1993 to 1999)
------------------------------------------------------------------------------
                             RESERVES                    PRODUCTION
              ----------------------------------------------------------------
Year           Tonnes           Grade          Tonnes             Grade
                          -----------------                -------------------
               (000s)     (g Au/t) (g Ag/t)                (g Au/t) (g Ag/t)
------------------------------------------------------------------------------
1993                            -        -       8,206        5.20      320
1994           98,000        3.24      476      25,055        3.58      256
1995          208,000        3.75      361      65,096        3.20      323
1996          356,000        3.24      286      94,375        3.60      287
1997          377,000        3.24      312     107,305        4.30      294
1998          360,000        3.06      308     106,262        3.80      319
1999          258,000        3.12      433     105,136        3.98      312
------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

                             D.4. GEOLOGICAL SETTING

La Guitarra is located within the Temascaltepec Mining District along a north-northwest trending silver-gold belt, which contains the mining camps of Zacatecas, Aguascalientes, Guanajuato, El Oro and Tasco. The geological setting and age relationships of La Guitarra rocks are shown on the geological map (Figure 35) and litho-stratigraphic section (Figure 36).

Three main NW-SE striking vein systems, or zones cut across the different rock types. The host rocks range from the oldest which include metasedimentary-metavolcanic sequences of phyllites, slates and schists of upper Jurassic age that have been intruded by Tertiary (Oligocene) rhyolites and granites and by Miocene ignimbrites. Post mineralization Quatenary basalts (Trans-Mexican Volcanic Belt), overlie all the older rocks. The three main vein systems are predominantly composed of quartz and are named from the southeast to the northwest: 1) Temascaltepec; 2) La Guitarra; and, 3) El Coloso. Although the three vein systems cut across different rock types, Luismin believes that the veins are part of a single major hydrothermal system.

La Guitarra deposit consists of six main veins. The Doncellas and La Guitarra veins are the largest of the deposit and where the main orebodies are found. In the most easterly part, the veins strike 120DEG. to 135DEG. changing to 95DEG. westward, dipping 70DEG. to 90DEG. SW and S respectively.

The vein system outcrops along a strike length of more than 3.5 km and has been explored to a depth of 500 m. The quartz veins are up to about 15 m wide (averaging 5 m) narrowing with depth and contain mineralized banded ore shoots that are 1 to 4 m wide. All veins converge into a single vein that is relatively continuous at depth.

                                     - 118 -

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 35.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 36.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 37.

                                                       Watts, Griffis and McOuat

                               D.5. DEPOSIT TYPES

La Guitarra is a polymetallic, low-sulphidation, epithermal deposit. Typical of epithermal deposits, La Guitarra has the following characteristics:

..    It was formed near surface;

..    It has developed over considerable strike length but is restricted in vertical extent;

..    It is vein hosted, and formed in extensional tectonic setting;

..    The main economic minerals are gold and silver;

..    Gangue minerals are mainly quartz, lesser amounts of sulphosalts, pyrite and other sulphides; and

..    Mineralization is dominantly open space, banded crustiform, vuggy and drusy.

                               D.6. MINERALIZATION

The mineralized zones at La Guitarra are very complex. Brecciated and rebrecciated, the 1 to 4 m thick mineralized zones within a large quartz vein (up to 20 m) in width pinch, swell and bifurcate over short distances. The veins consist of massive to crypto-crystalline quartz, commonly banded, containing silver sulphides, sulphosalts and electrum with minor amounts of pyrite and other sulphide minerals.

Three main stages of mineralization exist. Stage I contains most of the base-metal mineralization of the deposit. Stage II consists of four substages (A, B, C and D) and is characterized by repetitive silica banding and brecciation and in terms of volume contains most of the precious metal mineralization. Stage III has the highest Ag-Au grades but is volumetrically minor.

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                                                       Watts, Griffis and McOuat

Hydrothermal alteration around the veins at La Guitarra deposit and neighbouring areas is weakly developed with propylitic alteration forming the outermost zone. Kaolinite-illite-smectite alteration dominates the upper part of the deposit becoming quartz-sericitic in the vicinity of quartz-filled veins and veinlets. Quartz-sericite halos develop around the veins but the intensity of the alteration is strong only in contact with the vein.

The veins were mineralized during hydrothermal activity associated with the volcanism of the Mexican Ignimbrite Belt (Sierra Madre Occidental).

                                D.7. EXPLORATION

Exploration at La Guitarra mine has been concentrated in developing resources/reserves in the immediate area of the mine both along strike and at depth on the vein system and as funds are available exploration is also carried out by diamond drilling in the vein systems at Coloso and Temascaltepec. Exploration is done in-house both by underground diamond drilling and by drifting. As with the other producing properties of Luismin, Inferred Mineral Resources have been identified by extending known ore shoots beyond the area of mineral reserves.

                                  D.8. DRILLING

Two diamond drills are employed at the mine on a constant basis drilling exploration/development diamond drillholes. Holes are logged in detail by mine geologists with the sampled intervals diamond sawn in half. The half-core sampled intervals are sent to the mine assay laboratory for sample preparation and fire analysis.

                                     - 123 -

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                                                       Watts, Griffis and McOuat

Wheaton did not carry out any independent diamond drilling but WGM reviewed and examined the drill core and logging. Core recovery generally is excellent at +95% recovery. Core logging and sampling of intervals is done professionally.

                        D.9. SAMPLING METHOD AND APPROACH

WGM reviewed the two sampling methods carried out at La Guitarra, diamond drill core sampling and underground chip channel sampling. Sampled intervals are cut on the basis of geology at and average length of 40 cm with a maximum sample interval at 1.5 m for both drill core and channel samples. Underground channel samples are taken across the mineralization at right angles to the vein/structure at 1.5 m intervals. Samples are chipped continuously along the channel at closely spaced intervals with chips of approximately equal size. Samples are collected on a sampling canvas, rolled, coned and quartered to produce an approximate 2 kg sample that is sent to the mine assay laboratory for preparation and analysis.

               D.10.  SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation, crushing, grinding homogenizing and splitting procedures are the same as those at Luismin's San Dimas District mines. The assayers are trained at the San Dimas mines and follow the same procedures at La Guitarra.

Approximately 120 samples are processed (fire assaying) daily at La Guitarra.

The assaying methods carried out at La Guitarra are adequate. Duplicate assay samples return similar assay results and standard samples are also routinely fire assayed to check and control procedures. However, at La Guitarra laboratory, as at the other Luismin

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                                                       Watts, Griffis and McOuat

laboratories, more attention should be paid to maintain a cleaner working environment and provide for an air conditioner in the precious metal weighing room.

Nonetheless samples from La Guitarra are sent on a routine basis to other Luismin laboratories and give similar results. As at other Luismin laboratories, fire assay results are entered into the computer and the analytical results of the samples transmitted electronically to other offices at the mine.

                             D.11. DATA VERIFICATION

WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

Approximately two years ago, 40 samples from la Guitarra were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita, San Antonio and San Martin laboratories. The results showed excellent correlation between La Guitarra laboratory and the other laboratories. The results of this check assay study are shown in Figure 38.

                            D.12. ADJACENT PROPERTIES

Luismin holds a land position in the Temascaltepec Mining District that totals 8,011 ha and covers the vein system continuously for more than 15 km. La Guitarra mine area is approximately centered on the vein system. Exploration along this belt has been deferred until precious metal prices improve and funding is available for exploration. Given the 15 km land position, there are no adjacent properties.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 38.

                                     - 126 -

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                                                       Watts, Griffis and McOuat

              D.13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The total Proven and Probable Mineral Reserves as of December 31, 2001 estimated by Luismin and audited by WGM for La Guitarra Mine are 210,700 tonnes at a grade of 2.78 g Au/t and 396 g Ag/t. PAH has also audited the Mineral Resources and Mineral Reserves of La Guitarra on three occasions

The sampling, assaying and methods for estimation of mineral resource and mineral reserves at La Guitarra mine are similar to those described for Luismin's producing mines at San Dimas District except for the differences described as follows:

..    A grade correction of -10% for gold and -16% for silver is used;
..    A 10% dilution factor at a grade of 90 g Ag/t, and 0.6 g Au/t (the average grade of the wallrocks) is applied to all blocks; and,
..    High grade assay values are cut by calculating the average grade of the block. All samples above that average are cut to that grade and a new average grade is calculated for the block.

For resources defined by drilling the average grade of the mineralized interval is reduced 15% to 45% depending upon the following range of silver and gold values in the intervals.

                          RANGE OF ASSAY VALUES
-----------------------------------------------------------------------
          g Ag/t                    g Au/t               % cut
-----------------------------------------------------------------------
           200                        >2                   15
        200 to 400                  2 to 4                 20
        400 to 600                  4 to 6                 25
        600 to 800                  6 to 8                 30
       800 to 1,000                 8 to 10                35
          1,000+                      10                   45
-----------------------------------------------------------------------

The same SG of 2.7 is used to determine the amount of tonnes. The present dollar cutoff grade at La Guitarra is US$57/t.

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                                                       Watts, Griffis and McOuat

Table 15 illustrates the mineral reserves estimate at La Guitarra and the Inferred Mineral Resources estimate as of December 31, 2001. WGM reviewed the methods used by Luismin to estimate the tonnage and grade of the mineral reserves and mineral resources at La Guitarra and believe that, the figures reported by Luismin fairly represent the mineral reserve and mineral resource potential at the mine. Luismin figures have been rounded by WGM to conform to CIM standards.

                                    TABLE 15
                      MINERAL RESERVES OF LA GUITARRA MINE,
                           MINERA ARAUCO, S.A. DE C.V.
                             (at December 31, 2001)
-------------------------------------------------------------------------------
Reserve Classification                 Tonnes               Grades
                                                 ------------------------------
                                                    (g Au/t)      (g Ag/t)
-------------------------------------------------------------------------------
Proven Reserve                         58,200           2.68           267
Probable Reserve                       96,100           2.12           512
                                      -------       --------      --------
AREA NW                               154,300           2.33           419

Proven Reserve                          7,300           3.38           403
Probable Reserve                       16,800           3.66           324
                                      -------       --------      --------
AREA CENTRAL                           24,100           3.57           348

Proven Reserve                         17,900           4.34           306
Probable Reserve                       14,400           4.16           351
                                      -------       --------      --------
AREA SE                                32,300           4.26           326

Total Proven Mineral Reserves          83,400           3.10           287
Total Probable Mineral Reserves       127,300           2.57           467
-------------------------------------------------------------------------------
Notes to Reserve Statement
1. Reserves were estimated by Luismin and checked by WGM as of December 31, 2001.
2.   Cutoff grades based on total operating cost were $57/t mined
3.   A grade correction of -10% for gold and -16% for silver is used;
4. All reserves are diluted, A 10% dilution factor at a grade of 90 g Ag/t, and 0.6 g Au/t (the average grade of the wallrocks) is applied to all blocks;
5.   The tonnage factor is 2.7 tonnes per cubic metre.
6. Cutoff values are calculated at a silver price of US$4.25 per troy ounce and US$280.00 per troy ounce for gold.

Luismin has also estimated an Inferred Mineral Resource of approximately 2.05 million tonnes grading about 448 g Ag/t and 1.3 g Au/t.

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                                                       Watts, Griffis and McOuat

Mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

The same general parameters for extrapolation of Inferred Mineral Resources are used at La Guitarra as in the San Dimas District with reserves only designated where developed along the mineralized shoot. Extrapolation for inferred resources are 300 m along strike x 300 m down-dip, although the vein outcrops on surface and is exposed underground for more than 1,500 m. Veins, other than La Guitarra Vein, are extrapolated less than 500 m with the distance based on knowledge of the vein, drillhole data and most importantly the vein outcrops on surface.

The longitudinal section illustrates the location of Proven and Probable Mineral Reserves and Inferred Mineral Resources on La Guitarra Mine. Within the mine, the known mineralization is presently being mined over more than a 400 vertical metres thickness. The following are examples of the criteria used to estimate the Inferred Mineral Resources along La Guitarra vein.

AREA 1

The vein is exposed in the San Rafael Level in stope 1,560 (above Area 1) where it is narrow at some 2 to 4 m in width. Low precious metal values are present however, characteristically, the economic zones occur where the vein is much wider and the mineralization occurs as narrow high grade stringers within the vein. It is believed that Inferred Mineral Resources will be found below the San Rafael Level. An Inferred Mineral Resource of 30,000 t at 314 g Ag/t and 2.8 g Au/t has been estimated based on a block 150 m in length, 125 m in height at a vein thickness of 2.0 m x SG of 2.7 x a 30% probability factor.

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                                                       Watts, Griffis and McOuat

AREA 2

Three diamond drillholes cut the vein as follows:

         BDG-76-02   0.8 m at 545 g Ag/t and 0.13 g Au/t
         BDG-74-02   0.77 m at 529 g Ag/t and 0.40 g Au/t
         BDG-7       7.5 m at 151 g Ag/t and 0.70 g Au/t

The vein is also exposed in the San Rafael Level. The estimated Inferred Mineral Resources are 19,000 t at 314 g Ag/t and 2.8 g Au/t based on a block 130 m length, 100 m in height, a vein thickness of 1.8 m x SG of 2.7 x a 30% probability factor.

AREA 4

Diamond drillhole BDG-34 cut the vein at a thickness of 0.5 m at 387 g Ag/t and
1.0 g Au/t. The vein is known in the San Rafael and Amelia Levels with a thickness of between 2 and 3 m but with values of 60 g Au/t and 0.2 g Au/t. An Inferred Mineral Resource of 19,000 t has been postulated at a grade of 314 g Ag/t and 2.8 g Au/t (based on a block 100 m in length, 130 m in height and a thickness of 1.8 m x SG of 2.7 x 30% probability factor).

The Concepcion Vein which forms part of the Inferred Mineral Resources of La Guitarra Area is the vein paralleling La Guitarra Vein, some 700 m south, near the eastern end of La Guitarra vein.

EL COLOSO AREA

Located approximately 5 km to the northwest of La Guitarra Mine, several parallel veins have been mapped and sampled on surface. Three diamond drillholes have been drilled on the Jessica Vein, two holes on the Joya Larga Vein and one hole on the Nazareno Vein. Currently underground development is underway on the Nazareno Vein to develop mineral reserves.

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                                                       Watts, Griffis and McOuat

The Temascaltepec Area 4 to 5 km SE from La Guitarra Area is an area where several old shallow mines existed. Five shafts are present over some 5 km length of the vein system, some with underground development. These mines were previously developed, prior to the 1940s. Luismin has carried out a program of surface and underground mapping and diamond drilling (13 ddh). Drillhole intercepts of 206 to 386 g Ag/t (average 3.13 g Ag/t) and 0.1 to 0.6 g Au/t (average 0.4 g Au/t) over widths of 1.06 to 1.82 m (average 1.3 m) have been intersected.

It is important to note that Inferred Mineral Resources are not known to the same degree of certainty as the mineral reserves and may not be developed into mineral reserves and do not have demonstrated economic viability.

Table 16 lists the Inferred Mineral Resources of individual veins in the three areas of La Guitarra mine, the Guitarra Area, Coloso Area and Temascaltepec Area.

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                                                       Watts, Griffis and McOuat

                                    TABLE 16
                                LA GUITARRA UNIT
                           INFERRED MINERAL RESOURCES
                            (as of December 31, 2001)

Vein                              Tonnes x 10/3/             Grade                   Contained Metal
                                                  -----------------------------------------------------
                                                     g Ag/t          g Au/t        kg Ag          kg Au
-------------------------------------------------------------------------------------------------------
GUITARRA AREA
   Area NW (Area 1)                       30            314            2.80          9,420           84
   Area Central (Area 2)                  19            314            2.80          5,966           53
   Area SE (Area 4)                       19            314            2.80          5,966           53
   Concepcion Vein                       212            350            3.00         74,200          636
                                  --------------     ------          ------        -------        -----
   Subtotal                              280            341            2.95         95,552          826

EL COLOSO AREA
   Nazareno Vein                         607            575            1.04        399,025          631
   Soledad Vein                          199            575            1.04        114,425          207
   Soledad 01 Vein                       142            575            1.04         81,650          148
   Jessica Vein                          142            387            2.43         54,954          345
   Joya Larga Vein                       182            350            1.00         63,700          182
                                  --------------     ------          ------        -------        -----
   Subtotal                            1,272            522            1.19        663,754        1,513

TEMASCALTEPEC AREA
   San Bernabe System                    395            313            0.42        123,635          166
   Marmajas system                       100            350            1.50        350,004          150
                                  --------------     ------          ------        -------        -----
   Subtotal                              495            320            0.64        158,635          316

Total                                      2.05         448            1.30        917,941        2,655
-------------------------------------------------------------------------------------------------------

Inferred Mineral Resources are diluted 10% at a grade of 90 g Ag/t and 0.6 g Au/t (average grade of wallrock). Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

Reconciliation between the reserves of La Guitarra mine and production from the same areas for the period 1994 to 2001 is shown on Table_17. The overall reconciliation is excellent and supports Luismin's ongoing program of reserve estimation and grade control.

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                                                       Watts, Griffis and McOuat

                                    TABLE 17
  RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION - LA GUITARRA
                                   (1994-2001)

----------------------------------------------------------------------
YEAR                  TONNES                     SILVER GRADE
          ------------------------------------------------------------
                               Variance   g Ag/t    g Ag/t   Variance
          Predicted  Actual       %      Predicted  Actual       %
----------------------------------------------------------------------
1994        29,750    25,055    -15.8%      371       256      -31.0%
1995        73,413    65,096    -11.3%      302       323        7.0%
1996       102,187    94,375     -7.6%      300       287       -4.3%
1997       101,822   107,306      5.4%      290       299        3.1%
1998       101,555   106,262      4.6%      309       332        7.4%
1999       101,874   105,136      3.2%      300       299       -0.3%
2000       104,130   113,790      9.3%      300       259      -13.7%
2001       118,510   101,550    -14.3%      273       230      -15.8%

           733,241   718,570     -2.0%      299       287       -3.9%
----------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
YEAR                GOLD GRADE                    SILVER CONTENT                    GOLD CONTENT
         ------------------------------------------------------------------------------------------------
            g Au/t    g Au/t   Variance      Contained oz       Variance      Contained oz     Variance
           Predicted  Actual       %      Predicted  Actual         %      Predicted  Actual       %
---------------------------------------------------------------------------------------------------------
1994           3.3       3.6       9.1%     354,861     206,221   -41.9%      3,156     2,900     -8.1%
1995           3.2       3.2       0.0%     712,816     676,012    -5.2%      7,553     6,697    -11.3%
1996           3.2       3.6      12.5%     985,632     870,836   -11.6%     10,513    10,923      3.9%
1997           3.6       4.4      22.2%     949,374   1,031,556     8.7%     11,785    15,180     28.8%
1998           4.5       3.9     -13.3%   1,008,922   1,134,263    12.4%     14,693    13,324     -9.3%
1999           3.5       3.8       8.6%     982,613   1,010,696     2.9%     11,464    12,845     12.0%
2000           3.5       3.3      -5.1%   1,004,373     947,549    -5.7%     11,718    12,146      3.7%
2001           3.1       4.0      27.7%   1,040,196     750,940   -27.8%     11,812    12,929      9.5%

               3.5       3.8       7.3%   7,038,787   6,628,073    -5.8%     82,694    86,945      5.1%
---------------------------------------------------------------------------------------------------------

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                                                       Watts, Griffis and McOuat

                             D.14. MINING OPERATIONS

La Guitarra mining and milling facility is the smallest of the Luismin operations with a rated capacity of 300 tpd. It is located in Mexico State and is accessible from Mexico City by paved road. The site consists of a mill and tailings operation at the base of a hillside containing the gold and silver deposit. The mine access is by tunnels into the hillside above the mill and tailings sites. La Guitarra mill processed 101,550 tonnes in 2001 at a grade of
3.96 g Au/t and 230 g Ag/t.

The mineralization at La Guitarra Mine occurs in a 10 to 12 m wide vein with the higher grade, mineable portion occurring as 1.5 to 3 m shoots within the wider vein. The vein is sub vertical with a dip of 85DEG.. Unlike the San Dimas operations, La Guitarra Mine dilution is comprised of lower grade mineralization that occurs in the vein surrounding the higher grade zone providing for better estimation and control of the mined grades than the San Dimas operations.

The mining at La Guitarra uses mechanized cut-and-fill methods. Backfill is supplied from underground development headings in waste as well as from surface excavations. Contractors are engaged to operate the mine as well as to complete the mine development work.

                            D.15. MILLING OPERATIONS

In 2001, La Guitarra mill averaged 278 tpd with recoveries of 81.9% silver and 79.1% gold. The Guitarra mill flowsheet consists of fine crushing and ball milling followed by three stages of flotation. The gold and silver is recovered to a flotation concentrate that is filtered and dried for shipment to the San Martin mill for leaching. La Guitarra flowsheet is shown in (Figure 39).

                                     - 134 -

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                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 39.

                                                       Watts, Griffis and McOuat

                    D.16. ENVIRONMENTAL ISSUES AT LA GUITARRA

The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill. The construction method included some compaction under the dams but seepage to the surrounding lands has occurred. Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks.

No cyanide is used at La Guitarra and the quality of the tailings water is not monitored. However, tailings decant water and seepage is known to have a reduced pH. Seepage areas outside the tailings containment have red iron staining evident.

The mine water at La Guitarra has a pH of 2.5 with elevated concentrations of arsenic, lead, and zinc. All water in excess of the mill requirements is currently being released to the environment without treatment. Installation of a water treatment facility for La Guitarra is included in the capital expenditures planned for reducing the environmental impact of the operations.

In the WGM economic analysis of the project, a total of $1.64 million has been included in the capital cost for La Guitarra during 2002 and 2003 to address the environmental issues. The operating costs were increased by $75,000/year to provide for operation of the water treatment plant. These costs have been derived from the SRK Report.

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                                                       Watts, Griffis and McOuat

                                   SECTION E:

                                   SAN MARTIN

                                     - 137 -

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                                                       Watts, Griffis and McOuat

                     E.1. PROPERTY DESCRIPTION AND LOCATION

E.1.1      LOCATION

The project is located northwest of Mexico City, some 50 km east of the City of Queretaro, in the State of Queretaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin, which has a population of approximately 2,000 (Figure 40).

E.1.2      PROPERTY DESCRIPTION

Minas Comermin S.A. de C.V., a wholly owned Luismin subsidiary, holds the mining concessions covering 6,236 ha at the San Martin Project in the State of Queretaro (Figure 41).

The San Martin Project presently consists of two underground mines, San Jose and San Martin. The San Martin deposit/mine is approximately 700 m NNE of the San Jose deposit/mine. Luismin commenced mining early in 1994 on the San Jose deposit with an open pit operation that was later abandoned and mining continued underground.

          E.2. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
                                AND PHYSIOGRAPHY

E.2.1      ACCESS

Access to the San Martin project, from the city of Queretaro is some 40 km SE, on the Queretaro to Mexico main highway to the city of San Juan del Rio, then 35 km NE to the town of Ezequiel Montes then some 3 to 5 km from Ezequiel Montes to the town of San Martin.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 40.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 41.

                                                       Watts, Griffis and McOuat

E.2.2      CLIMATE

The climate in the project area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 mm with about 95% occurring during the summer months. The average annual temperature is 12DEG.C.

E.2.3      LOCAL RESOURCES

The mine area is located along a prominent hill that rises above the generally flat countryside. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

Most of the mine personnel are contract labour who live in the nearby villages and towns. The city of Queretaro is a major urban center.

E.2.4      INFRASTRUCTURE

The infrastructure at San Martin is typical of a small mining operation and the site includes mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel (Figure 42).

Water is supplied to the mine site by a 4 inch pipe with a 120 HP electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 km from the mine. Electrical power is supplied by the Federal Power Commission however the mine has two emergency generators, 500 kW and 200 kW, to supply power to the mill during a power failure.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 42.

                                                       Watts, Griffis and McOuat

E.2.5      PHYSIOGRAPHY

The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 m amsl some 400 m above the generally flat landscape that predominates to the south.

                                  E.3. HISTORY

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250 thousand tonnes at a grade of 15 g Au/t and 100 g Ag/t during 1900 to 1924.

In 1982, Mexico declared a 6,300 ha National Reserve over the area but by 1986 Luismin had reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tpd, and in early 1994, production began from open pit operations on the San Jose deposit. Table 18 illustrates the reserves and production for the period 1993 to 1999. Production has increased, on yearly basis, since 1993. Current production is 820 tpd.

                                                       Watts, Griffis and McOuat

                                    TABLE 18
                                 SAN MARTIN MINE
                        HISTORIC RESERVES AND PRODUCTION
                                 (1993 to 1999)

-------------------------------------------------------------------------------------------------------------
                                    RESERVES                                    PRODUCTION
                  -------------------------------------------------------------------------------------------
Year                  Tonnes                 Grade                 Tonnes                 Grade
                                 ------------------------------               -------------------------------
                                    (g Au/t)       (g Ag/t)                      (g Au/t)       (g Ag/t)
-------------------------------------------------------------------------------------------------------------
1993                   46,000           3.34           42               -              -            -
1994                  572,000           3.58           37         134,118           3.19           35
1995                  651,000           3.41           41         146,774           3.54           39
1996                  867,000           3.72           48         187,691           3.40           44
1997                1,070,000           3.46           44         219,827           3.27           43
1998                1,214,000           3.41           47         224,279           3.45           50
1999                1,300,000           3.44           48         242,295           3.46           46
-------------------------------------------------------------------------------------------------------------

                             E.4. GEOLOGICAL SETTING

The mineralization at San Martin occurs in a tabular breccia zone striking northeast and dipping 70DEG. to 90DEG.E (Figure 43). It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 m but averages about 3 m (Figure 44). The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 m. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone. These are named from the southwest to the northeast, San Jose I, San Jose II, San Martin, Cuerpo 28, Cuerpo 29 and Cuerpo 30. These orebodies are believed to be all related to one mineralization event that has been broken into six separate bodies by post mineral faulting. The faulting has resulted in vertical offsets up to 100 m and horizontal offsets to 500 m.

The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization (Cuerpo 29) in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone that at the mine is termed a manto while the vertical portion is called the trunco.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 43.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 44.

                                                       Watts, Griffis and McOuat

                      E.5. DEPOSIT TYPE AND MINERALIZATION

The deposit is an epithermal precious metal (Ag-Au) type related to Tertiary rhyolitic intrusives.

Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

                                E.6. EXPLORATION

Exploration at San Martin is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested. The most recent discovery at San Martin is Cuerpo 30.

Exploration is also carried out some 50 km west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. An Inferred Mineral Resource of approximately 2.6 million t at about 306 g Ag/t and 1.5 g Au/t has been estimated on the Paulina vein from 27 drillholes totalling 8,137 m. A decline is presently being driven to the Inferred Resource to confirm the resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

                                                       Watts, Griffis and McOuat

                                  E.7. DRILLING

Drilling at San Martin is done by mine staff (drilling crews), and exploration/development drilling is carried out continuously by two Luismin owned diamond drilling rigs.

No confirmatory drilling was done by Wheaton, however, the drill core logging and sampling was reviewed by WGM. As at other Luismin mining operation, the work was carried out in a professional manner. Core recovery, for the most part, is excellent at +95% except for areas in the manto where recovery is slightly less.

                        E.8. SAMPLING METHOD AND APPROACH

Sampling of diamond drill core and underground channel chip sampling are carried out in the same manner as at Luismin's San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

                 E.9. SAMPLE PREPARATION, ANALYSIS AND SECURITY

The mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.

Sample preparation, crushing, grinding, homogenization and splitting procedures are similar to those conducted at the other Luismin assay laboratories.

                                                       Watts, Griffis and McOuat

                             E.10. DATA VERIFICATION

Re-assaying of every 10th sample and assaying of standard samples, and also the practice of sending sample to other Luismin laboratories is routine.

WGM reviewed the procedures at the San Martin Assay Laboratory and is of the opinion that the work is being carried out in a professional manner. WGM did not collect verification samples. Given the multiple routine assaying with more than 100 samples being processed daily and check samples analyzed at other Luismin Laboratories, WGM did not believe that collecting of independent samples was necessary.

Approximately two years ago, 40 samples from San Martin were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita and San Antonio laboratories. The results showed reasonable correlation between La Guitarra laboratory and the other laboratories, with the exception of a couple of samples, which appear to have been mislabelled. The results of this check assay study are shown in Figure 45.

                            E.11. ADJACENT PROPERTIES

Luismin has extensive concession holdings around the San Martin mine.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 45.

                                                       Watts, Griffis and McOuat

              E.12. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Total Proven and Probable Mineral Reserves at the San Martin mine as of December 31, 2001 estimated by Luismin and reviewed by WGM are 1,050,000 tonnes at a grade of 3.7 g Au/t and 58 g Ag/t (Table 19).

                                    TABLE 19
                       MINERAL RESERVES OF SAN MARTIN MINE
                           SUMMARY OF RESERVE ESTIMATE
                             as of December 31, 2001

                                                                                    Total Contained
                                           Metric                                -----------------------
                                        Tonnes x 10/6/   g Au/t       g Ag/t       (kg Au)     (kg Ag)
--------------------------------------------------------------------------------------------------------
SAN JOSE BODY
Proven Reserves                                0.114         3.41           22        388.9       2546.0
Probable Reserves                              0.016         2.31            6         35.8         93.0
                                        ------------   ----------   ----------   ----------   ----------
Total                                          0.130         3.28           20        424.7      2,639.0

SAN JOSE II BODY
Proven Reserves                                0.016         2.01           27         32.4        435.0
Probable Reserves                              0.010         2.55           41         26.8        430.9
Probable Reserves - By Diamond Drilling        0.040         2.69           53        107.7      2,114.8
                                        ------------   ----------   ----------   ----------   ----------
Total                                          0.067         2.50           45        166.9      2,980.7

SAN MARTIN BODY
Proven Reserves                                0.200         2.70           24        541.1      4,715.4
Probable Reserves                              0.164         2.43           16        398.4      2,636.0
                                        ------------   ----------   ----------   ----------   ----------
Total                                          0.364         2.58           20        939.5      7,351.4

28 BODY
Proven Reserves                                0.202         4.71           99        951.2     19,879.2
Probable Reserves                              0.007         1.91           10         13.4         70.1
                                        ------------   ----------   ----------   ----------   ----------
Total                                          0.209         4.62           96        964.6     19,949.3

29 BODY
Proven Reserves                                0.227         4.98          104       1129.7     23,620.8
Probable Reserves                              0.035         5.67           91        190.2      3,068.7
Probable Reserves - By Diamond Drilling        0.020         2.64           55         51.9      1,082.2
                                        ------------   ----------   ----------   ----------   ----------
Total                                          0.280         4.90           99       1371.8     27,771.7

TOTAL UNIDAD
Proven Reserves                                0.759         4.01           67      3,043.3     51,196.5
Probable Reserves                              0.230         2.89           27        664.6      6,298.7
Probable Reserves - By Diamond Drilling        0.060         2.67           54        159.7      3,197.0
                                        ------------   ----------   ----------   ----------   ----------
Total                                           1.05          3.7           58       3867.6     60,692.3
--------------------------------------------------------------------------------------------------------

  Notes to Reserve Statement
  1. Reserves were estimated by Luismin and checked by WGM as of December 31, 2001.
  2.   Cutoff grades based on total operating cost were $22/t mined.
  3. All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
  4.   The tonnage factor is 2.7 tonnes per cubic metre.
  5. Cutoff values are calculated at a silver price of US$4.37 per troy ounce and US$270.99 per troy ounce for gold.

                                                       Watts, Griffis and McOuat

Total Inferred Mineral Resources at the San Martin mine, estimated and separately reported by Luismin are about 2.7 million tonnes at an approximate grade of 3.5 g Au/t and 68 g Ag/t. These resources are additional to and not included in the Total Mineral Reserves. Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

Longitudinal sections showing the Proven and Probable Reserves and the Inferred Mineral Resources are shown on Figures 46 and 47. On Figure 47 there is a plan view of the San Martin mine which demonstrates the ability of Luismin to follow the mineralization across fault boundaries.

PAH has also audited the Mineral Resources and Mineral Reserves of San Martin on three occasions.

The methods of estimation of mineral resources and mineral reserves at San Martin are similar to those at Luismin's producing mines at San Dimas except for the following differences.

At the San Martin mine, where horizontal mineralized bodies "mantos" and vertical mineralized bodies "truncos" are present, estimation of mineral resource/mineral reserves is carried out in a similar manner as at the San Dimas District with the following exceptions:

..    Present minimum cutoff grade is based on US$22/t mined;

..    Proven Mineral Reserves are those with data points at close intervals with a well defined geological character resulting in a confidence level of 85% or more;

..    Probable Mineral Reserves are those with less confidence in geological continuity but with a confidence level of 70 to 85%;

..    Percentage confidence levels quoted are based on past experience in the mine, i.e. thickness of the vein, geological setting and nearby mined areas; and,

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 46.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 47.

                                                       Watts, Griffis and McOuat

..    Probable Minerals Reserves indicated by diamond drilling are those for which the tonnage and mineral grades are estimated in part by grades of samples of diamond drillholes and reasonable geological projections, having a confidence level of 70 to 85%.

For determination of the average grade of a block in the vertical mineralized bodies, all erratic samples, those with values of 12 g Au/t and over are cut to the average grade of the block and the average grade is recalculated.

For the manto blocks where high values occur but are more homogenous, the high values (those above the average value) are cut to the average value and a new average value is calculated. A 10% decrease at zero grade is applied to all blocks to account for mine dilution. If an underground chip sample returns a low silver value, a new 20 g split of the sample is analyzed and silver is added to collect the gold, which is then compared to the results of the 10 g fire assayed sample. The added silver is used to determine if indeed the sample is low in silver; these samples may be difficult to assay because of absorption in the crucible Manto projections are based on the average width and the average grade of the block. WGM was informed that approximately 20% of the manto reserves are left as pillars ("rezagas") only about half of which are recoverable i.e. only about 90% of the calculated manto reserve is recovered.

At year's end, the tonnage left in pillars is removed from the Mineral Reserve Estimate totals.

Reconciliation between the reserves of San Martin mine and production from the same areas for the period 1994 to 2001 is shown on Table 20. The overall reconciliation is excellent and supports Luismin's ongoing program of reserve estimation and grade control.

                                                       Watts, Griffis and McOuat

                                    TABLE 20
  RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION - SAN MARTIN
                                   (1994-2001)

              TONNES                                  SILVER GRADE                            GOLD GRADE
  YEAR                                  VARIANCE      G Ag/T        G Ag/T      VARIANCE      G Au/T       G Au/T       VARIANCE
             Predicted      Actual             %     Predicted      Actual             %     Predicted     Actual              %
---------------------------------------------------------------------------------------------------------------------------------
1994            106,700      134,118         25.7%           62           35        -43.5%         4.51         3.19        -29.3%
1995            138,800      146,774          5.7%           45           39        -13.3%         3.84         3.54         -7.8%
1996            168,345      187,691         11.5%           38           44         15.8%         3.66         3.40         -7.1%
1997            189,326      219,827         16.1%           46           43         -6.5%         3.57         3.27         -8.4%
1998            213,670      224,279          5.0%           44           50         13.6%         3.47         3.45         -0.6%
1999            232,323      242,295          4.3%           39           46         17.9%         3.57         3.46         -3.1%
2000            272,300      284,490          4.5%           45           55         22.2%         3.57         3.60          0.8%
2001            300,150      287,520         -4.2%           47           66         40.4%         3.56         3.74          5.1%

              1,621,614    1,726,994          6.5%           45           49          9.8%         3.65         3.48         -4.5%
---------------------------------------------------------------------------------------------------------------------------------

             SILVER CONTENT                          GOLD CONTENT
  YEAR        CONTAINED OZ               VARIANCE    CONTAINED OZ              VARIANCE
             Predicted       Actual            %      Predicted      Actual             %
-----------------------------------------------------------------------------------------
1994            212,693      150,922        -29.0%       15,472       13,755        -11.1%
1995            200,817      184,040         -8.4%       17,136       16,705         -2.5%
1996            205,675      265,518         29.1%       19,810       20,517          3.6%
1997            280,005      303,912          8.5%       21,731       23,111          6.4%
1998            302,269      360,542         19.3%       23,838       24,877          4.4%
1999            291,309      358,344         23.0%       26,666       26,954          1.1%
2000            393,965      503,069         27.7%       31,255       32,928          5.4%
2001            453,559      610,112         34.5%       34,355       34,573          0.6%

              2,340,293    2,736,459         16.9%      190,262      193,422          1.7%
-----------------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

Luismin has had similar success at San Martin as at their other operating mines in transforming the estimated Inferred Mineral Resources into proven and probable reserves. During the ten year period (1979 to 1998), the percentage of the estimated Inferred Resource transformed into Mineral Reserves was 164% (i.e. the Inferred Mineral Resource was under estimated as the estimate transformed into Mineral Reserves was exceeded by 64%).

At San Martin where the vein structure is very consistent, the extrapolation to estimate Inferred Mineral Resources from known mineralization on the vein/structure being mined is up to 500 m along strike and up to 500 m down-dip. In the mantos, where the ore shoots are often offset, extrapolation has to be carefully done. However, in the "trunco" mineralization where the structure is very wide and continuous, extrapolation can be confidently done as the mineralized structure continues for several hundreds of metres. Because former Inferred Mineral Resource estimations at 30% to 40% were considerably underestimating resources, the mine presently uses confidence percentages that have been increased to 90% or 100% (dependant upon the vein/structure).

Table 21 lists the Inferred Mineral Resources at the San Martin Mine as of December 31, 2001, totalling about 2.7 million tonnes at an approximate grade of 68 g Au/t and 3.5 g Au/t.

                                    TABLE 21
                                 SAN MARTIN UNIT
                           INFERRED MINERAL RESOURCES
                            (as of December 31, 2001)

Area            Tonnes      g Ag/t      g Au/t      Kg Ag       Kg Au
-----------------------------------------------------------------------
San Jose I      270,000           5        2.10       1,350         567
San Jose II      50,000          41        2.41       2,050         121
San Martin       62,000          18        2.56       1,116         159
Cuerpo 28       322,000          10        1.90       3,220         612
Cuerpo 30       368,000          71        3.59      26,128       1,321
Regional      1,598,000          92        4.09     147,016       6,356
              ---------     -------     -------     -------     -------
Total         2,670,000          68        3.49     180,880       9,316
-----------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

Mineral Resources are additional to Mineral reserves. Inferred Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The estimation of Inferred Mineral Resources is supported by the information obtained in the underground workings and nearby production stopes considering the thickness of the structure and the gold and silver grades in these workings.

In some cases, when there are various blocks below or above the block of the projected Inferred Mineral Resources, the average of their grade and thickness is used in the estimate. However, in some cases, statistics for gold and silver that have been produced through diamond drillholes and through development are applied.

San Jose I For this block, the grades of the blocks located to the extreme SW of the block, i.e. 2.3 g Au/t and 6 g Ag/t at a width of 4.1 m were used. Luismin considers that the mineralized area will extend from Level 6 to the surface. Also included are inferred resources that could be found at the intersection of the Santa Elena breccia with San Jose 1, which is also supported by a geophysical anomaly.

San Jose II Inferred Mineral Resources are clearly indicated by the results of the diamond drillholes and nearby blocks.

San Martin Inferred Mineral Resources are limited to resources at depth and the estimates were derived from the grade and thickness of the lower blocks.

Cuerpo 28 As with San Martin, Inferred Mineral Resources are limited to exploration at depth and the grade and thickness of the "trunco" is projected at depth from the grade and thickness of the most northerly "trunco" figures.

                                                       Watts, Griffis and McOuat

Cuerpo 29 Projections of Inferred Mineral Resources are presently limited to between Level 4 and the mantos (as indicated on Figure 46) as no information below Level 4 is presently available. The grades and thickness for the estimate were taken from the initial blocks outlined in the "trunco" of Block 29.

Cuerpo 30 and Regional The correlation between known mineralization at the mine with the coincident geophysical anomaly gives an almost perfect agreement. The two geophysical anomalies to the north of Cuerpo 30 suggest the presence of structures between 100 to 500 m below the surface. A drillhole on Cuerpo 30 has confirmed both the presence of the structure and mineralization.

Figure 47 shows a plan view of the San Martin mine and the western extent of the mineralized structure. This illustrates how Luismin has been able to follow the structure and develop new reserves from its initial start of the open pit operation between San Jose I and San Jose II orebodies.

Estimation of Inferred Mineral Resources from anomalies outlined by geophysical methods however add an additional degree of risk. There is no assurance that these will be developed into mineral reserves.

WGM reviewed in detail the methods used by Luismin to estimate the mineral reserves at the San Martin mine, and is of the opinion that the estimated mineral reserves, stated by Luismin, fairly represent the tonnage and grade of the mine. Similarly the methods used by Luismin to estimate the Inferred Mineral Resources are, in WGM's opinion, reasonable and fairly represent the Inferred Mineral Resource potential.

                                                       Watts, Griffis and McOuat

                             E.13. MINING OPERATIONS

The San Martin operation consists of underground mining and milling facilities with a rated capacity of 850 tpd. Unlike the other four operations of Luismin, the San Martin Mine is primarily a gold mine with some silver production. In 2001, the mill processed 287,520 tonnes at a grade of 3.74 g Au/t and 66 g Ag/t. The San Martin operation has the lowest cost per tonne of the Luismin operations at $25.92/tonne due primarily to the geometry of the orebody.

The main mine access is by tunnels with portals located less than 300 m from the mill site. Ventilation is provided by natural means as well as surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

The San Martin mineralization at higher elevations is a manto type, and is up to 6 m. Mineralization at depth narrows to veins with dips of 80 to 85(degree). As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

                            E.14. MILLING OPERATIONS

The San Martin Mill is a conventional cyanidation mill with a rated capacity of 820 tpd. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from La Guitarra operation is also leached in the San Martin mill. Gold and silver is recovered with zinc precipitation and is refined to dore. In 2001, the San Martin mill operated on a two shift per day basis at an average rate of 788 tpd and achieved recoveries of 54.7% silver and 94.7% gold. The San Martin flowsheet is shown in Figure 48.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 48.

                                                       Watts, Griffis and McOuat

               E.15. ENVIRONMENTAL ISSUES WITH SAN MARTIN TAILINGS
                                   MANAGEMENT

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 ha. The cells are located in valley fill style construction and the containment structures are built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The greatest height of the cell containment is currently 27 m.

The San Martin tailings dams have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. There is insufficient data available to determine whether the dam freeboard maintained by the operation and design of the containment structure can accommodate extreme precipitation events. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure. The current tailings capacity is limited and construction of a third cell has been started.

Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is showing up in groundwater down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater.

WGM has included $4.56 million from 2002 to 2006 to address the tailings management issues at San Martin in the economic analysis.

                                                       Watts, Griffis and McOuat

                        SECTION F: EXPLORATION PROPERTIES

                                                       Watts, Griffis and McOuat

                           F.1. EXPLORATION PROPERTIES

F.1.1      INTRODUCTION

In addition to the five operating mines, Luismin owns or has an interest in 44 exploration properties throughout Mexico. The properties range from the more advanced exploration stage to preliminary grassroots stage. WGM has not visited any of these properties, but has completed a review of available data and held discussions with Luismin exploration staff. Table 22 summarizes the geology and work completed on the properties.

Numerous mineral resource and several "mineral reserve" estimates have been reported for a number of the exploration projects. Changing economic conditions and commodity prices, require that resource estimates done in the past be re-examined. WGM has not reviewed the previous estimate methods and procedures, and therefore cannot comment on the classification of the resources/reserves quoted by Luismin for these properties.

Five of the properties are considered more advanced, nine of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

Figure 49 shows the location of these exploration properties, and lists the particular details of each property (see Table 22). A total of 58,320 ha is held in the 44 projects, with annual holding costs of approximately US$530,500.

Of the 44 exploration properties, only one, the San Pedrito, is currently being explored.

                                                       Watts, Griffis and McOuat

                                    TABLE 22
         MINAS LUISMIN, S.A. DE C.V. - EXPLORATION PROJECT STATUS, 2002

                          Claim
                           Area
         Project Name      (ha)               Location                      State              Deposit Type            Commodity
------------------------------------------------------------------------------------------------------------------------------------
1.        San Pedrito     2,235       2 km N of Queretaro City            Queretaro           Epitermal veins           Ag, Au

2.        El Porvenir       960    44 km NE of Aguascalientes City      Aquascalientes      Mesothermal veins-      Zn, Pb, Cu, Au,
                                                                                                  Skarns                  Ag

3.         San Anton      7,480     15 km SE of Dolores townsite          Guanajuato      Porphyry Cu-Au-hornfels       Au, Ag

4.         Ventanas       3,570       120 km W of Durango City             Durango           Epithermal veins           Ag, Au

5.          Metates       2,420      160 km WNW of Durango City            Durango              Porphyry Au             Au, Ag

6.          El Oro        6,621        45 km NW of Toluca City           Mexico State        Epithermal veins           Au, Ag

7.         El Coloso      3,431     5 km NW of Temascaltepec town        Mexico State        epithermal veins           Ag, Au

8.       Temascaltepec    3,873     1 km N of Temascaltepec Town         Mexico State        Epithermal veins           Ag, Au

9.     Cerro de Dolores     756       190 km SE of Mexico City              Puebla                  VMS               Zn, Pb, Ag

10.      Santo Domingo      418    44 km NW of Tayoltita, 53 km NE         Sinaloa           Porphyru Cu-(Au)             Au
                                             San Ignacio

11.        Salaverna         62         7 km N of Guanajuato              Guanajuato          Epitermal veins           Ag, Au

12.       La Fortuna        265     28 km SW Nuevo Casas Grandes          Chihuahua          Epithermal veins           Ag, Au


13.        Los Reyes      4,117       67 km SE of Culiacan City       Sinaloa & Durango      Epithermal veins           Au, Ag

14.      Mezquital del      100     3.7 km N of Mezquital del Oro         Zacatecas           Epitermal veins           Ag, Au
              Oro                             townsite

15.        Gavilanes        735         23 km NE of Tayoltita              Durango           Eoithermal veins           Ag, Au

16.      Lluvia de Oro      392           50 km NE of Choix               Chihuahua       Skarn-Mesothermal veins       Au, Ag

17.       La Preciosa       241       47 km NE of Durango City             Durango           Epithermal veins           Ag, Au

18.         La Papa           9     7 km N of Guadalupe Victoria           Durango                 Skarn              Ag, Pb, Zn
                                              townsite

19.         Yecora          679     190 km SE Hermosillo, Yecora            Sonora        Breccias and stockworks    Cu, Pb, W, Mo
                                            Municipality                                                                (Ag-Au)

20.         Tetipac         127    between the Taxco and Zacualpan         Guerrero          Mesothermal veins          Ag, Au
                                          mining districts

21.       La Nortena        120          55 km E of Culiacan               Sinaloa         Epithermal veins and         Au, Ag
                                                                                                stockworks

22.        Copenario         56      10 km NW of Guanajuato City          Guanajuato         Epithermal veins           Ag, Au

23.         Caopas           48    9 km N of Caopas Town, Mazapil         Zacatecas          Mesothermal veins          Au, Ag
                                            municipality

24.       Tres Marias       389    14 km SE of Tayoltita, close to         Durango           Epithermal veins           Ag, Au
                                           Cebollas ranch

25.        Tahonitas      1,950   12 km NW of Tayoltita, within the        Durango           Epithermal veins           Ag, Au
                                         San Dimas district

26.       El Salitre      4,317    33 NE of Santa Teresa, Santiago         Durango           Epithermal veins           Au, Ag
                                                 Mun

27.         Ixtlan        1,694    9 km SW of Ixtlan del Rio, mule         Nayarit           Mesothermal veins      Au, Ag, Pb, Zn,
                                                track                                                                     Cu

28.         Comanja         520        35 km NNE of Leon City              Jalisco           Epithermal veins           Au, Ag


29.        La Blanca        191   12 km SE of Vicente Guerrero town        Durango           Mesothermal veins          Au, Ag

30.      El Candelero     2,052         21 km W of Tayoltita               Sinaloa           Epithermal veins           Ag, Au

31.        Mercurio          40      56 km NW of Zacatecas City           Zacatecas          Epithermal veins         Ag, Pb, Zn

32.        Cebollas         386      120 km WNW of Durango City            Durango           Epithermal veins           Ag, Au

33.       El Cardonal     2,500                                            Hidalgo           Epithermal veins           Ag, Au

34.         Bamuri          113         30 km S of Pitiquito                Sonora           Epithermal veins           Au, Ag

35.         Altares         655       40 km S of Pitiquito town             Sonora           Epithermal veins           Au, Ag

36.         Tesota            9                                             Sonora        Breccias and stockworks    Cu, Pb, W, Mo
                                                                                                                        (Ag-Au)

37.     Villa de Ramos      350                                               ?

38.       Chinicuila        453                                           Michoacan

39.     Rincon del Oro    1,930                                           Michoacan

40.        Yautepec         494                                             Oaxaca

41.       Corralitos        416   40 km N40E of Casas Grandes Town        Chihuahua        Epi and Mesothermal,     Zn, Cu, Pb, Au,
                                                                                                   skarn                  Ag

42.       Jusudupachi       195       15 km North of Divisaders             Sonora               Stockwork           Cu, Mo, (Au)

43.        Baluarte          50                                            Sinaloa           Epithermal veins             Au

44.         Canelas          10                                            Durango           Epithermal veins             Au

                                                                                                                        Geochem
         Project Name          Host Rock Lithology            Ore Mineralogy            Alteration           Geophys        #
                                                                                                              Type      Samples
------------------------------------------------------------------------------------------------------------------------------------
1.        San Pedrito               Andesites                ac, sph, ga, Au        prop, sil, ad, ser       IP, AR         150

2.        El Porvenir         Limestones, dolomites       sph, ga, cpy, te, arg,    ser, sid, chl, act,      IP, AR       1,500
                                                                    Au                     hed,

3.         San Anton             QtzMon-Hornfels          Au, arg (sph, ga, cpy)     k-spar, ser, dio,       IP, AR         400
                                                                                           bio,

4.         Ventanas       Andesites and rhyolites (LVG)        ac, Au, po,            prop, ser, arg          None          300

5.          Metates         Qtz-monzonite, arkoses and     py, sph, asp, ga, Au        phyllic, sil        IP, AR, EM     1,500
                                      shales

6.          El Oro             phyllites, andesites          arg, sph, ga, Au         prop, sil, ser,         RSIP-       1,282
                                                                                          k-spar              CSAMT

7.         El Coloso         phyllites and rhyolites       arg, prg, po, Au, el     prop, ser, sil, arg        no           500

8.       Temascaltepec              phyllites             arg, ag-sufosalts, Au         prop, sil,             no           220

9.     Cerro de Dolores    volcanosediments, limestones        sph, ga, Ag             sil, chl, ser         IP, AR          50

10.      Santo Domingo            qtz-monzonite                   cpy-Au           ad, ser, prop, arg, ox      no            50

11.        Salaverna         phyllites, rhyilites and          arg, el, Au            sil, arg, ser,         IP, AR         500
                                    andesites

12.       La Fortuna        rhyolitic tuffs and flows          ga, sph, py,                                  IP, AR         120

13.        Los Reyes         andesites and rhyolites       arg, ac, po, el, Au        sil, prop, ser         IP, AR         150

14.      Mezquital del      rhyolitic tuffs and flows               na                   sil, arg              no           100
              Oro

15.        Gavilanes          andesites and dacites         arg, sph, ga, cpy            prop, arg             no           120

16.      Lluvia de Oro        Arkoses and Greywackes      Au, ac, ga, sph, cpy,                                AR            no
                                                                    py

17.       La Preciosa        andesites and rhyolites           arg, Au,sph               prop, arg             IP            50

18.         La Papa                 Limestones               sph, ga, arg, Au          sil, ser, py            no            50

19.         Yecora           Monzonites and Qtz-monz       ga, sph, py, Au, Arg                              IP, AR         350

20.         Tetipac          andesites and phyllites         sph, ga, arg, Au         sil, prop, ser         IP, AR          60

21.       La Nortena                    ?                     Au, Ac, Ga, Py                                 IP, AR         300

22.        Copenario          carbonaceous phyllites           arg, st, Au               prop, ser           IP, AR          50

23.         Caopas                   schists                     free Au                 porp, ser           IP, AR          20

24.       Tres Marias            Andesites (LVG)               arg, po, Au          prop, arg, ser, ad,        no            40

25.        Tahonitas              Andesite (LVG)              ac, arg, po, Au       prop, arg, ser, ad,        no            50

26.       El Salitre          andesites and dacites       arg, ga, sph, cpy, Au     arg, sil, py, prop         no            50

27.         Ixtlan                  andesites             arg, sph, ga, cpy, Au          prop, arg             no            50

28.         Comanja         andesites, metasediments,        arg, sph, ga, Au         sil, arg, ser,           no            50
                                    limestones

29.        La Blanca      Limestones, shales, sandstone             ?                        ?                 no            31

30.      El Candelero         andesites and granite       ac, Au, st, ruby silver     prop, ser, ad,           no            30

31.        Mercurio                                                                                            no            30

32.        Cebollas                 andesites                ac, sph, ga, Au          prop, sil, ser,          no            20
                                                                                          k-spar

33.       El Cardonal                   na                          na                       n                 no            no

34.         Bamuri            Sedimentary clastic JR             free Au                                       no            no

35.         Altares           Sedimentary clastic JR             free Au                 porp, ser             no            no

36.         Tesota                                                                                                           no

37.     Villa de Ramos

38.       Chinicuila

39.     Rincon del Oro

40.        Yautepec

41.       Corralitos        Limestones, Quartz-diorite                  py, cpy, bo, pr, ga, sph, Au

42.       Jusudupachi       Granite and Qtz-monzonite        mo, cpy, py, Au

43.        Baluarte

44.         Canelas

                          Drillholes Qty,      Mine Develop.          Historic Production         Historic Resource Estimates
         Project Name           (m)                 (m)            Tonnes      Grade (g/t,%)   Tonnes x 10/6/    Grade (g/t or%)
------------------------------------------------------------------------------------------------------------------------------------
1.        San Pedrito       27, (8,137)     active decline dev.      None          None              2.6          306Ag, 1.5 Au

2.        El Porvenir       27, (4,700)              500           2,000,000   150Ag, 4.5Zn,         9.5           1.0Au, 23Ag
                                                                                    2Cu

3.         San Anton        14, (3,550)             None             None          None             70.0          1.2 Au Equiv.

4.         Ventanas           2,200                  300            400,000    490Ag, 2.5 Au         2.5          308Ag, 2.5 Au

5.          Metates        173, (56,252)            None             None          None             2.24          0.9Au, 22Ag,
                                                                                                                     0.18Zn

6.          El Oro           9, (1,543)        old stopes and     20,000,000    15Au, 200Ag          5.0           5Au, 200Ag
                                                  drifts

7.         El Coloso                           old stopes and       600,000     10Au, 500Ag          1.6          350Ag, 2.9Au
                                                   drifts

8.       Temascaltepec       8, (3650)         old stopes and        None          None              1.1          240Ag, 3.0Au
                                                   drifts

9.     Cerro de Dolores       5(800)                 600             None          None             0.48         160Ag, 7.7Pb-Zn

10.      Santo Domingo       3, (520)               None             None          None             30.0          0.5Cu, 1.5Au

11.        Salaverna         2, (490)               None            10,000      500Ag, 5Au           2.0           250Ag, 3Au

12.       La Fortuna            no            2800 dr/390 shaft     40,000           ?              0.93            276 Ag

13.        Los Reyes                                                 None          None               ?                 ?

14.      Mezquital del          no                  None            840,000        15Au              1.0              3.5Au
              Oro

15.        Gavilanes            no               Old Workings       800,000    600 Ag, 1 Au          1.0         400 Ag, 0.5 Au

16.      Lluvia de Oro          no               Old Workings       400,000    150Ag, 15 Au          3.0          40 Ag, 3.4 Au

17.       La Preciosa         5, (850)           Old Workings        None          None              2.3         231 Ag, 1.4 Au

18.         La Papa          4, (1,800)             None             None          None               ?                 ?

19.         Yecora               ?                  None             None          None              8.7                ?

20.         Tetipac             no                  None            40,000        700Ag,              ?                 ?

21.       La Nortena            no                  None             None          None              3.0             3.5 Au

22.        Copenario            no                  None             None          None              4.0          300Ag, 4.0Au

23.         Caopas              no                  None             None          None             10.0             2.0 Au

24.       Tres Marias           no            pits and small ug      1,500     3000Ag, 40Au         0.50          300Ag, 3.5Au
                                                   stopes

25.        Tahonitas            no               small pits           26        1000Ag, 8Au          1.0          500Ag, 3.5Au

26.       El Salitre            no                  None             None          None              7.0         120 Ag, 5.0 Au

27.         Ixtlan              no                  None             None          None              2.0        300 Ag, 3 Au (8%
                                                                                                                   comb Zn-Cu)

28.         Comanja             no              Old Workings         None          None               ?                 ?

29.        La Blanca             ?                  None             None          None               ?                 ?

30.      El Candelero           no                  None             None          None              0.6          350Ag, 5.0 Au

31.        Mercurio              ?                  None             None          None               ?                 ?

32.        Cebollas             no               small pits          None          None              1.0          400Ag, 3.0 Au

33.       El Cardonal           no                  None             None          None               N                 N

34.         Bamuri                                                                                    ?                 ?

35.         Altares             no                  None               ?             ?                ?                 ?

36.         Tesota                                                                                    ?                 ?

37.     Villa de Ramos                                                                                ?                 ?

38.       Chinicuila                                                                                  ?                 ?

39.     Rincon del Oro                                                                                ?                 ?

40.        Yautepec                                                                                   ?                 ?

41.       Corralitos                                                                                10.0                ?

42.       Jusudupachi                                                                                 ?                 ?

43.        Baluarte                                                                                   ?                 ?

44.         Canelas                                                                                   ?                 ?

         Project Name       Project                         Remarks
                            Status
------------------------------------------------------------------------------------------
1.        San Pedrito       Advanced     In development with ramp, possible feed to San
                                         Martin

2.        El Porvenir       Advanced     9 m tons are oxides and 5 m tons sulfides

3.         San Anton        Advanced     part of the claims are in negotiation process

4.         Ventanas         Advanced     the district includes Ventanas and Mala Noche,
                                         >125K Au equiv ounces historic production

5.          Metates         Advanced     JV with Glamis. Metallurgic problem. Resource
                                         not economic, but higher grade pods

6.          El Oro        Intermediate   Very significant production history, >10 million
                                         Au equiv ounces

7.         El Coloso      Intermediate   15 km of vein system to explore, significant
                                         production history, >350K Au equiv ounces

8.       Temascaltepec    Intermediate   within the Temas district, close to La Guitarra
                                         mine

9.     Cerro de Dolores   Intermediate   Lack of economic resources, No further
                                         exploration planned

10.      Santo Domingo    Intermediate   DDH's cut significant anomalies in Cu-Au

11.        Salaverna      Intermediate   northern extent of the La Luz vein system

12.       La Fortuna      Intermediate   project that needs resource definition through
                                         drilling, u/g development

13.        Los Reyes      Intermediate   JV with Northern Crown, No planned activity

14.      Mezquital del     Grassroots    More hotsprings type deposit?, Significant
              Oro                        production history, >400K Au equiv ounces

15.        Gavilanes       Grassroots    a breccia pipe has not been evaluated yet, >250K
                                         Au equiv ounces in historical production

16.      Lluvia de Oro     Grassroots    Drilling required, >200K Au equiv ounces in
                                         historical production

17.       La Preciosa      Grassroots    JV with Minera Thesalia

18.         La Papa        Grassroots    Claim staking. More geologic work

19.         Yecora         Grassroots    Drilled by IMMSA, no date

20.         Tetipac        Grassroots    reserve definition coul be +200,000 oz Au equiv

21.       La Nortena       Grassroots    More geological work

22.        Copenario       Grassroots    NW extent of the veta Madre system

23.         Caopas         Grassroots    Mineralization in metamorphic qtz veining

24.       Tres Marias      Grassroots    Los Laureles vein outcrops 1500 m, 2-14 m width

25.        Tahonitas       Grassroots    narrow veins with high grades

26.       El Salitre       Grassroots    will be visited en April, 2002

27.         Ixtlan         Grassroots    veis could be related to an intrusive center

28.         Comanja        Grassroots    Part of the claims to be negotiated A. Nieto

29.        La Blanca       Grassroots    potential resources in veins

30.      El Candelero      Grassroots    narrow veins from 0.5 to 0.8 m

31.        Mercurio        Grassroots    resource identification. More geol work

32.        Cebollas        Grassroots    close to tres marias project

33.       El Cardonal      Grassroots    needs lots of geological work

34.         Bamuri         Grassroots    located within the NW Sonoran Au belt

35.         Altares        Grassroots    located within the NW Sonoran Au belt

36.         Tesota         Grassroots

37.     Villa de Ramos     Grassroots

38.       Chinicuila       Grassroots

39.     Rincon del Oro     Grassroots

40.        Yautepec        Grassroots

41.       Corralitos       Grassroots

42.       Jusudupachi      Grassroots    Not visited yet

43.        Baluarte        Grassroots

44.         Canelas        Grassroots    claim staking

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 49.

                                                       Watts, Griffis and McOuat

F.1.2      SAN PEDRITO PROJECT

The only active exploration project in the entire package is the San Pedrito project, located 2 km north of Queretaro City, and 45 km west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins hosted in andesite. Drilling to date has focused on the Paulina vein, and totals 8,137 m in 27 holes. Luismin reports that it outlined an inferred resource of about 2.6 million tonnes grading approximately 306 g Ag/t and 1.5 g Au/t using a US$45 cutoff grade based on US$5/oz Ag and US$280/oz Au.

Luismin operates the San Martin Mine about 40 km east of the San Pedrito project. The San Martin suffers from low silver recoveries (54.7%), and preliminary test work has indicated that blending San Pedrito material with higher Ag:Au ratios with San Martin ore may improve silver recoveries up to 75%.

With the objective of supplying some higher Ag:Au ratio ore to the San Martin mill, in late 2001, Luismin began development of a decline towards the Inferred Resources. As of March 1, 2002, 365 m of decline had been developed, with another 300 m required to reach the target zone. Ore grade mineralization has been encountered over minimal widths during the development.

If the development is successful in identifying mineral reserves, mining will commence and the ore will be hauled over paved public highways approximately 65 road km east to the San Martin mill. The target zone should be reached within three months.

F.1.3      DISCUSSION

Over the last few years, the financial restrictions within Luismin have limited expenditures on exploration projects. WGM believes that the properties warrant further exploration and

                                                       Watts, Griffis and McOuat

some, particularly those at a more advanced stage, appear to have very promising potential to develop mineral resources/mineral reserves. The 44 project portfolio contains some promising exploration potential.

No exploration programs have been developed nor accompanying proposed budgets been prepared for any of the exploration holdings.

WGM recommends a detailed review of each of the projects, starting with the more advanced ones.

The reader is again reminded that the resource figures quoted in Table 22 should only be used for target conceptualization, as an independent review of the resource estimation methods and procedures has not been carried out on any of the projects.

                                                       Watts, Griffis and McOuat

                                   SECTION G:

                                                       Watts, Griffis and McOuat

                        G.1. CAPITAL AND OPERATING COSTS

G.1.1      CAPITAL COSTS

G.1.1.1    GENERAL

Capital costs for Luismin operations have been developed for a 10-year operating life that includes mining and processing the Inferred Resources. These costs have been adjusted to develop a 7-year operating scenario that foresees mining of only the Proven and Probable Reserves. The capital costs for both scenarios are summarized on Table 23 and Table 24.

In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address the environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin Mill.

From WGM's review of the operations and past capital expenditures at the Luismin operations, it is evident that capital improvements have been limited and projects that have been funded have been justified on relatively short-term payback. The limited access to capital may have restricted the operations from realizing some benefits that would accrue from longer term planning of capital expenditures.

                                                       Watts, Griffis and McOuat

                                    TABLE 23
                      CAPITAL COST SUMMARY - ALL OPERATIONS
                          PROVEN AND PROBABLE RESERVES
                                 (US$ THOUSANDS)

                                2002       2003     2004-2011     TOTAL
------------------------------------------------------------------------
MAINTENANCE
Drilling                           850      1,175       4,630      6,655
Drifting                           992      1,371       5,362      7,725
Infrastructure                     433        467       2,343      3,243
Mining Equipment Leasing           962        962       3,438      5,362
Plant Equipment replacement        405        437         765      1,608
Construction                       200                               200
                              --------   --------   ---------   --------
Sub-Total                        3,842      4,413      16,537     24,793

EXPANSION
Drilling                         1,026         --          --      1,026
Drifting                         1,197         --          --      1,197
Infrastructure                     655         --          --        655
Mining Equipment Leasing           849         --          --        849
Plant Equipment replacement      2,684         --          --      2,684
                              --------   --------   ---------   --------
Sub-Total                        6,411         --          --      6,411

OTHER
Environmental                    4,535      5,675       3,513     13,723
Miscellaneous                      557        630       6,806      7,993
                              --------   --------   ---------   --------
Sub-Total                        5,092      6,305      10,319     21,716
TOTAL                           15,345     10,717      26,857     52,919
------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

                                    TABLE 24
 CAPITAL COSTS MINERAL RESERVES AND INFERRED RESOURCES CASE - LUISMIN OPERATIONS
                                 (US$ THOUSANDS)

                                2002       2003     2004-2011     TOTAL
------------------------------------------------------------------------
MAINTENANCE
Drilling                           850      1,175       9,367     11,392
Drifting                           992      1,371      10,656     13,019
Infrastructure                     433        467       4,802      5,702
Mining Equipment Leasing           962        962       7,962      9,886
Plant Equipment replacement        405        437       4,496      5,339
Construction                       400                               400
                              --------   --------   ---------   --------
Sub-Total                        4,042      4,413      37,283     45,738

EXPANSION
Drilling                         1,253      1,089       4,933      7,275
Drifting                         1,461      1,271       5,755      8,487
Infrastructure                     655        665         -        1,320
Mining Equipment Leasing         1,331      1,115         -        2,446
Plant Equipment replacement      2,684      3,424         -        6,107
                              --------   --------   ---------   --------
Sub-Total                        7,384      7,563      10,688     25,635

OTHER
Environmental                    4,535      6,215       4,808     15,558
Miscellaneous                      557        630      12,705     13,892
                              --------   --------   ---------   --------
Sub-Total                        5,092      6,845      17,513     29,450
TOTAL                           16,518     18,820      65,484    100,823
------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

G.1.1.2    CAPITAL EXPENDITURES FOR ENVIRONMENTAL MITIGATION AND EXPANSION

The environmental capital expenditures planned for the next five years are primarily for remediation work on existing tailings operations at the five mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton River in February 2002. The cost estimates completed by SRK for the environmental work were developed with limited geotechnical or environmental data. For this reason a range of costs were estimated to complete the remediation work as well as develop tailings management facilities for future operations. For the purposes of the economic analysis of the Luismin operations completed in this report, WGM has assumed that the average of the cost estimates by SRK will be required for the environmental work that is identified. The capital expenditure of US$15.6 million for the environmental work is planned for the 2002-2006 period and is included in the capital expenditure schedule of the economic analysis in Appendix 1.

Some of the environmental work that was identified by SRK at San Martin for control of seepage to the groundwater has already been undertaken by Luismin.

G.1.1.3    CAPITAL EXPENDITURES FOR EXPANSION OF PRODUCTION

The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group. The capital is required to replace the San Antonio milling operations with a central milling facility at Tayoltita. The Tayoltita Mill capacity will be increased in two increments in 2003 and in 2004 to a total installed capacity of 2,100 tpd. This represents an increase of 62% from the current capacity of 1,200 tpd. The estimated cost for the mill expansion is US$4.6 million and is primarily for additions to the existing mill flowsheet.

                                                       Watts, Griffis and McOuat

In early 2002, Luismin entered into a lease purchase arrangement for four drill jumbos for the San Dimas operations which will represent a 100% increase in the drilling capacity, for the three mining operations that supply the Tayoltita Milling operation. An additional expenditure of US$18.7 million is planned in the 2002-2006 period for expansion of mineral reserves and the mining capacity at San Antonio, Santa Rita, and Tayoltita.

An increase in mining and milling capacity at San Martin is also planned and related to the capital investment in the Tayoltita mill because it requires transfer of some process equipment to the San Martin mill. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 km. The increase in production is scheduled to start in 2004. Capital expenditures of US$7.6 million are budgeted for San Martin over the next 5 years to expand the capacity from 820 tpd to 1,200 tpd and bring the San Pedrito satellite mine into production.

WGM's capital expenditure schedule for the Luismin operations is shown in the cash flows in the Appendix and largely reflects the average capital requirements projected by SRK for environmental mitigation and the production expansion capital estimated by Luismin. For the purposes of the economic analysis it has been assumed that production will end at the end of 2011. Costs for mine reclamation have been included and sustaining capital has been reduced in the latter years of the analysis.

G.1.2      OPERATING COSTS

Luismin maintains separate cost centres for each of the five mine operating units and forms the basis for the cutoff grade used to control the mine operations. An additional annual head office cost of approximately $6 million for general and administrative expenses is not distributed by Luismin to the individual operating units.

                                                       Watts, Griffis and McOuat

The San Martin operation has the lowest cost per tonne mined due primarily to the geometry of the ore body. In the San Dimas district, the higher gold grade at the San Antonio mine makes it the lowest cost production on a per ounce basis. However the Tayoltita operation has the lowest cost per tonne in the San Dimas district due to lower ore haulage costs and the economies of scale of the larger mill operation. Table 25 shows the costs for each of the operating mines for 2001.

                                    TABLE 25
                        LUISMIN OPERATING COSTS FOR 2001

US$/t                              Tayoltita    Santa Rita   San Antonio  La Guitarra   San Martin
--------------------------------------------------------------------------------------------------
US$/t Mined                            41.90         43.93         52.28        41.10        23.41
US$/oz Au Equivalent*                 187.33        190.79        169.69       207.51       176.83
US$/oz Ag Equivalent*                   3.02          3.48          2.73         3.36         2.84
--------------------------------------------------------------------------------------------------

* Based on average price received in 2001 of US$4.39/oz for Ag and US$270.70/oz for Au. This does not include G&A Durango Office costs nor does it include transportation costs.

In previous years, Luismin management has achieved significant reductions in operating costs through improvements in productivity, increasing the scale of operations, and improvements in the efficiencies of operating methods. Future operating changes are also projected to achieve further reductions in operating costs.

The consolidation of the San Antonio mill operation into the Tayoltita mill expansion along with integration of the Santa Rita ore haulage with Tayoltita will provide for further reduction of the San Dimas district operating costs. The San Martin operation is projected to realize some reduction in costs due to the increased milling capacity but this will be offset somewhat by the additional San Pedrito ore haulage costs.

All operations are expected to incur some increase in tailings management costs as operating practices are implemented to monitor and reduce the environmental impact. The La Guitarra operation will require operation of a water treatment plant to control acid mine drainage from the mine.

                                                       Watts, Griffis and McOuat

WGM's projected operating costs that are used in the economic analysis of Luismin operations from 2002 to 2011 are shown in Table 26.

                                    TABLE 26
                                  LUISMIN MINES
                      PROJECTED OPERATING COSTS* US$/TONNE

                   2002       2003       2004       2005       2006       2007       2008       2009       2010       2011
---------------------------------------------------------------------------------------------------------------------------
Tayoltita          49.68      46.65      44.24      40.72      40.06      40.06      40.06      40.02      40.02      40.02
Santa Rita         49.78      48.65      44.24      42.72      41.06      41.06      41.06      41.02      41.02      41.02
San Antonio        55.78      54.65      51.72      51.06      51.06      51.06      51.06      51.02      51.02      51.02
San Martin         30.78      29.65      28.24      25.72      25.06      25.06      25.06      25.02      25.02      25.02
La Guitarra        45.88      45.57      47.96      47.49      46.93      47.04      47.15      47.22      47.34      47.47
---------------------------------------------------------------------------------------------------------------------------

* Includes head office G+A costs

                           G.2. MARKETS AND CONTRACTS

Gold and silver dore in the form of bullion that is produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14/troy oz of dore and refining charges of US$1.00/troy oz of gold. Payment is due after 20 days following receipt of the bullion at the refinery. The current contract expires on December 31, 2002.

The Luismin dore is a clean product with few impurities. There are numerous refineries around the world available to take the dore.

Luismin has used hedging in the past to considerable advantage in sales prices realized but terminated virtually all hedge positions in September 2001.

                                                       Watts, Griffis and McOuat

                       G.3. ECONOMIC ANALYSIS AND TAXATION

G.3.1      TAXATION

Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.

There are two federal taxes in Mexico that apply to the Luismin operations; the profit sharing tax and corporate income tax.

Profit Sharing Tax

The profit sharing tax is a 10% tax based on taxable income calculated for corporate taxes. The profit sharing tax is not deductible when calculating corporate tax.

Historically, Luismin has not had to pay the profit sharing tax. It has accomplished this through two mechanisms.

..    In many of its operations the work is carried out by contractors. Since these workers are not employed directly by Luismin, Luismin is not responsible for paying a share of profits to them;

..    In those Luismin companies that employ workers directly, Luismin has been able to shelter income by applying "losses carried forward" to the tax returns from these companies. This has resulted in these companies reporting no profits from these companies and hence no profit sharing tax; and

..    Luisimin believes that through on-going tax planning there will not be any profit-sharing taxes.

                                                       Watts, Griffis and McOuat

Corporate Tax

Mexican corporate taxes have been calculated based on the following gross revenue deductions:

..    All refining and smelting charges, direct operating costs, and all head office general and administrative costs;

..    Depreciation deductions as follows:

     . All drilling/drifting capital costs are deducted immediately as Mexican Tax Rules treat these costs as operating costs;

     .    All capital leasing costs are deducted immediately;

     . Infrastructure is deducted using the "lump sum" method at a single rate of 57%;

     . All equipment (mining/plant/milling) is deducted using the "lump sum" method at a single rate of 77%;

     . All environmental costs and mine closure are deducted using the "lump sum": method at a single rate of 100%;

     .    Administrative capital at 30% lump sum;

     .    Air transport capital costs at 25% lump sum;

     .    Non - operating capital at 30% lump sum;

     . Note: The lump sum method allows a one time immediate deduction at the prescribed rate.

..    Total "new capital" depreciation amounts to $47.2 million out of a total
     "new" capital cost of $52.9 million;

..    In addition Luismin has available $12 million in depreciation pools created by capital expenditures incurred prior to 2002. These depreciation pools cover the period 2002 to 2006. WGM has extrapolated another $3.5 million depreciation pool to cover the years 2007 through 2008; and,

..    Finally, Luismin has $41 million for losses carried forward. These LCFs may be carried forward up to 10 years from the year that they are incurred.

                                                       Watts, Griffis and McOuat

..    The current corporate tax rate in Mexico is 35% (2002) decreasing to 32% in
     2005. This is based on E&Y's Corporate Tax Guide-Jan. 2002.

The WGM base case calculates a pre-tax net cash flow. However, in the Appendix we have presented cases that include tax deductions.

G.3.2      ECONOMIC MODEL

WGM prepared an economic model of the Luismin mining operations for the period 2002 to 2008, with spreadsheets for each of the five operating units and a consolidation spreadsheet to summarize the analysis. The analysis is based on the Proven and Probable Reserves only in accordance with National Instrument 43-101 and is designed to demonstrate that these reserves can be mined and processed with a positive net cash flow. This should not be construed as a valuation of the project nor should it be perceived as a feasibility study. Historically, Luismin sustained the operations with the conversion of a high percentage of Inferred Mineral Resources to reserves and, on that basis, Luismin currently has a capital investment plan to reduce operating costs and increase production. If future operations were to be limited only to the current proven and probable reserve base the current capital expenditure plan would be considerably reduced.

To allow this economic analysis to more accurately reflect the economics of the operation, WGM has adjusted some capital costs to reflect the end of operations when the current proven and probable reserve base is depleted. Appropriate capital costs identified by the SRK review of the environmental deficiencies have been retained as well as sustaining costs for the operations. The parameters used in the model are:

..    The capital costs are based on the mine expansion costs estimated by
     Luismin and on the average of the range of the costs estimated by SRK for the environmental work. Some capital costs that are directly related to mining inferred resources have not been included;

                                                       Watts, Griffis and McOuat

..    The operating costs are derived from Luismin's 2001 operating costs with adjustments by WGM to reflect future anticipated changes;

..    The production schedule including tonnages, grades and recoveries are based on data supplied by Wheaton and Luismin, modified by WGM as appropriate;

..    All units of measurement are metric unless otherwise stated;

..    All currency units are US dollars;

..    All dollars are constant dollars (i.e. no inflation). Additionally WGM has assumed in the model that changes in the Mexican peso exchange rate would be offset by changes in precious metal prices;

..    The base gold price is US$300/oz (US$9.65/g) and the base silver price is
     US$4.70/oz (US$151.11/kg);

..    The exchange rate of US$ to Mexican pesos is US$1.00 equivalent to 9.10
     Mexican pesos;

..    Smelting and refining costs are based on Luismin's contract with Johnson
     Matthey plus WGM's estimate of shipping costs;

..    General & Administrative costs are comprised of Luismin's head office expenses in Durango that include central engineering, safety, and environmental costs. WGM has allocated these costs (based on tonnage mined) back to each project in order to determine the profitability of each project;

..    Income taxes are not included in the base case; and,

..    The profit sharing tax has been set to zero as discussed above.

The consolidated summary spreadsheet of the economic analysis is shown in Table
27. The individual spreadsheets are included in the Appendix.

The Luismin operations provide an undiscounted net cash flow of $34.5 million after tax based on mining of only the Proven and Probable Mineral Reserves. The discounted net cash flow is $32.5 million at a discount rate of 2.5%, $30.7 million at 5%, $29.1 million at 7.5% and $27.6 million at 10%. All discounted cash flows have been calculated at mid-year point.

                                                       Watts, Griffis and McOuat

                                    TABLE 27
             MINAS LUISMIN PROJECT - CONSOLIDATED PRE-TAX CASH FLOW
                      BASED ON PROVEN AND PROBABLE RESERVES
                                 (US$ THOUSANDS)

                                        Unit Value        Total/
                              Units      (US$/t)         Average          2002           2003           2004
----------------------------------------------------------------------------------------------------------------
Production
Ore Milled                      t                         3,499,000        885,490        879,350        814,690
Silver Produced                koz                           27,455          6,636          6,567          5,909
Silver Value                  kUS$             36.88        129,038         31,187         30,866         27,770
Gold Produced                  oz                           387,584         96,281         95,253         90,477
Gold Value                    kUS$             33.23        116,275         28,884         28,576         27,143
Gross Value                   kUS$             70.11        245,314         60,071         59,442         54,913
Less: Refining                kUS$              1.71          5,975          1,447          1,433          1,295
CMLT Royalty                  kUS$              0.08            277            113            113             50
Net Revenue                   kUS$             68.32        239,061         58,510         57,896         53,568

Operating Costs
Mine Operating Costs          kUS$             35.36        123,723         33,499         32,018         28,221
Plus: G&A                     kUS$              7.98         27,936          6,001          5,978          5,957
Total Operating Costs         kUS$             43.34        151,659         39,500         37,996         34,178

Cash Operating Profit         kUS$             24.98         87,402         19,010         19,901         19,390

Less: Depreciation            kUS$             17.90         62,634         16,167         12,639          9,098
Federal Taxes                 kUS$                 -              -              -              -              -
Profit Sharing                kUS$                 -              -              -              -              -
Net Profit after Taxes        kUS$              7.08         24,768          2,843          7,262         10,292

Cash Flow to Project
Net Profit after Taxes        kUS$              7.08         24,768          2,843          7,262         10,292
Plus: Depreciation            kUS$             17.90         62,634         16,167         12,639          9,098
Less: Capital Investment      kUS$             15.12         52,919         15,345         10,717          7,622
Change in Working Capital     kUS$                 -              -
Net Cash Flow to Project      kUS$              9.85         34,482          3,665          9,183         11,768
Accum NCF to Project          kUS$              9.85         34,482          3,665         12,848         24,616

Present Value of NCF
Discounted at 2.5%            kUS$              9.29         32,500          3,620         12,470         23,533
Discounted at 5.0%            kUS$              8.77         30,697          3,577         12,112         22,529
Discounted at 7.5%            kUS$              8.30         29,053          3,535         11,774         21,596
Discounted at 10.0%           kUS$              7.87         27,550          3,495         11,454         20,728
----------------------------------------------------------------------------------------------------------------


                                2005           2006           2007           2008          2009            2010           2011
----------------------------------------------------------------------------------------------------------------------------------
Production
Ore Milled                       420,241        180,000        180,000        139,229              -              -              -
Silver Produced                    2,767          2,011          2,011          1,555              -              -              -
Silver Value                      13,004          9,450          9,450          7,310              -              -              -
Gold Produced                     48,869         20,445         20,445         15,814              -              -              -
Gold Value                        14,661          6,133          6,133          4,744              -              -              -
Gross Value                       27,665         15,584         15,584         12,054              -              -              -
Less: Refining                       614            428            428            331              -              -              -
CMLT Royalty                           -              -              -              -              -              -              -
Net Revenue                       27,050         15,156         15,156         11,723              -              -              -

Operating Costs
Mine Operating Costs              12,512          6,300          6,300          4,873              -              -              -
Plus: G&A                          3,000          3,000          2,000          2,000              -              -              -
Total Operating Costs             15,512          9,300          8,300          6,873              -              -              -

Cash Operating Profit             11,538          5,856          6,856          4,850              -              -              -

Less: Depreciation                 6,558          5,551          5,058          7,562              -              -              -
Federal Taxes                        -              -              -              -                -              -              -
Profit Sharing                       -              -              -              -                -              -              -
Net Profit after Taxes             4,980            305          1,798         -2,712              -              -              -

Cash Flow to Project
Net Profit after Taxes             4,980            305          1,798         -2,712              -              -              -
Plus: Depreciation                 6,558          5,551          5,058          7,562              -              -              -
Less: Capital Investment           5,035          4,293          3,552          6,356              -              -              -
Change in Working Capital                                                                                         -              -
Net Cash Flow to Project           6,503          1,564          3,304         -1,506              -              -              -
Accum NCF to Project              31,120         32,684         35,988         34,482         34,482         34,482         34,482

Present Value of NCF
Discounted at 2.5%                29,498         30,897         33,782         32,500         32,500         32,500         32,500
Discounted at 5.0%                28,011         29,267         31,793         30,697         30,697         30,697         30,697
Discounted at 7.5%                26,645         27,774         29,994         29,053         29,053         29,053         29,053
Discounted at 10.0%               25,386         26,405         28,361         27,550         27,550         27,550         27,550
----------------------------------------------------------------------------------------------------------------------------------

Gold Price $300.00 / oz              Silver Price $4.70 / oz

                                                       Watts, Griffis and McOuat

The results demonstrate that the Proven and Probable Reserves of the Luismin operations can be mined and processed to generate a positive net cash flow.

G.3.3      PRODUCTION SCHEDULE

The production schedule used in the model is based on mining all of the current proven and probable reserves over a seven year period. There is no provision in the model for any future reserves delineated by Luismin's ongoing exploration.

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production. WGM has modified Luismin's plan by removing the Inferred Mineral Resources from the mining schedule as well as some of the expansion capital required. WGM has included the necessary capital for environmental mitigation. It has been assumed that the remaining mine closure costs would be offset by the equipment salvage value in this analysis.

G.3.4      SENSITIVITY ANALYSIS

In addition to the analysis of the base case of the Luismin operations, WGM tested the sensitivity of the Net Cash Flow from the combined operations calculated by the model to the following components:

..    Gold Price (Au) at US$300/oz;

..    Silver Price (Ag) at US$4.70/oz;

..    Combined Gold and Silver Prices (Au+Ag);

..    Operating Costs; and,

..    Capital Costs.

                                                       Watts, Griffis and McOuat

Each component was adjusted by +/-7 1/2% and +/-15% of its base case value and the Net Cash Flow was then calculated. The results of this sensitivity analysis are shown in Tables 28 and 29.

                                    TABLE 28
         SENSITIVITY OF PRE-TAX NET CASH FLOW TO CHANGES IN METAL PRICES
                AND COSTS (BASED ON PROVEN AND PROBABLE RESERVES)
                                 (US$ millions)

      Change          Silver Price       Gold Price       Ag+Au Prices    Operating Costs    Capital Costs
-----------------------------------------------------------------------------------------------------------
            -15.0%         15.2             17.1              -2.3              57.2               42.3
             -7.5%         24.8             25.8              16.1              45.9               38.4
             Base          34.5             34.5              34.5              34.5               34.5
             +7.5%         44.1             43.2              52.9              23.1               30.6
            +15.0%         53.8             51.9              71.2              11.7               26.6
-----------------------------------------------------------------------------------------------------------

                                    TABLE 29
         SENSITIVITY OF PRE-TAX NET CASH FLOW TO CHANGES IN METAL PRICES
                AND COSTS (BASED ON PROVEN AND PROBABLE RESERVES)
             Percentage Change i Net Cash Flow Compared to Base Case
                                       (%)

      Change          Silver Price       Gold Price       Ag+Au Prices    Operating Costs    Capital Costs
-----------------------------------------------------------------------------------------------------------
            -15.0%            -56.0%            -50.5%           -106.6%            +66.0%           +22.8%
             -7.5%            -28.0%            -25.3%            -53.3%            +33.0%           +11.4%
             Base                 0%                0%                0%                0%               0%
             +7.5%            +28.0%            +25.3%            +53.3%            -33.0%           -11.4%
            +15.0%            +56.0%            +50.5%           +106.6%            -66.0%           -22.8%
-----------------------------------------------------------------------------------------------------------

Tables 28 and 29 and Figure 50 illustrate that the project is very sensitive to metal prices and with a change of +15% in metal prices the NCF increases by 107%. In addition, the change in the price of silver has a greater effect than the change in the price of gold.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 50.

                                                       Watts, Griffis and McOuat

For example, a 15% increase in the price of silver raises the NCF by 56% while a 15% increase in the gold price increases the NCF by 51%.

Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 15% decrease in silver price reduces the NCF by 56%, while a 15% increase in operating costs reduces the NCF by 66%.

By comparison, changes in capital costs have a much smaller effect on NCF, i.e. a 15% increase in Capital Costs reduces the NCF by 23%.

                                                       Watts, Griffis and McOuat

                    G.4. OTHER RELEVANT DATA AND INFORMATION

G.4.1      PRELIMINARY ECONOMIC ASSESSMENTS

WGM believes that a more representative analysis of the economics of future Luismin operations can be made by projecting the operating plan over a ten year period. Table 30 includes all capital expenditure currently planned by Luismin for expansion and by Wheaton for environmental mitigation. Part of the Wheaton River plan for the acquisition of the Luismin mining operations is to immediately initiate a capital expenditure program to mitigate the recognized environmental issues which will burden the operations in the initial period with higher than normal capital costs.

To more accurately reflect the return that can be expected for the capital expenditure currently planned, the ten year economic analysis requires the inclusion of Inferred Mineral Resources in the latter part of the period.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves, as a result of continued exploration, the ten year economic analysis is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

                                                       Watts, Griffis and McOuat

                                    TABLE 30
                       CONSOLIDATED PRE-TAX NET CASH FLOW
          BASED ON PROVEN AND PROBABLE RESERVES AND INFERRED RESOURCES
                                 (US$ THOUSANDS)

                                      Unit Value         Total/
                             Units      (US$/t)         Average            2002            2003            2004            2005
---------------------------------------------------------------------------------------------------------------------------------
PRODUCTION
Ore Milled                    t                        10,825,316         885,490         899,176         955,150       1,039,100
Silver Produced              koz                           84,834           6,642           6,598           7,960           8,494
Silver Value                 kUS$           36.83         398,721          31,218          31,010          37,413          39,922
Gold Produced                 oz                          966,900          96,488          97,748          90,072          93,176
Gold Value                   kUS$           26.80         290,070          28,947          29,324          27,022          27,953
GROSS VALUE                  kUS$           63.63         688,791          60,164          60,335          64,434          67,874
Less: Refining               kUS$            1.68          18,175           1,449           1,442           1,705           1,815
CMLT Royalty                 kUS$            0.10           1,071             114             114             110             105
NET REVENUE                  kUS$           61.85         669,545          58,601          58,779          62,620          65,954

OPERATING COSTS
Mine Operating Costs         kUS$           33.33         360,794          33,499          32,474          33,207          34,127
Plus: G&A                    kUS$            5.49          59,422           6,001           5,978           5,957           5,948
Total Operating Costs        kUS$           38.82         420,216          39,500          38,452          39,164          40,075

CASH OPERATING PROFIT        kUS$           23.03         249,329          19,101          20,327          23,457          25,880

Less: Depreciation           kUS$            9.63         104,286          16,916          19,123          12,361          11,050
Federal Taxes                kUS$               -               -               -               -               -               -
Profit Sharing               kUS$               -               -               -               -               -               -
Net Profit after Taxes       kUS$           13.40         145,042           2,185           1,204          11,096          14,830

CASH FLOW TO PROJECT
Net Profit after Taxes       kUS$           13.40         145,042           2,185           1,204          11,096          14,830
Plus: Depreciation           kUS$            9.63         104,286          16,916          19,123          12,361          11,050
Less: Capital Investment     kUS$            9.31         100,823          16,518          18,820          11,413          10,887
Change in Working Capital    kUS$               -               -
NET CASH FLOW TO PROJECT     kUS$           13.72         148,506           2,583           1,507          12,044          14,992
ACCUM NCF TO PROJECT         kUS$           13.72         148,506           2,583           4,090          16,133          31,126

PRESENT VALUE OF NCF
Discounted at 2.5%           kUS$           11.85         128,327           2,551           4,003          15,326          29,077
Discounted at 5.0%           kUS$           10.30         111,466           2,521           3,921          14,582          27,221
Discounted at 7.5%           kUS$            9.01          97,493           2,491           3,843          13,895          25,534
Discounted at 10.0%          kUS$            7.92          85,774           2,463           3,769          13,259          23,999
---------------------------------------------------------------------------------------------------------------------------------

                                        2006            2007            2008            2009            2010            2011
-------------------------------------------------------------------------------------------------------------------------------
PRODUCTION
Ore Milled                            1,174,400       1,174,400       1,174,400       1,174,400       1,174,400       1,174,400
Silver Produced                           9,559           9,313           9,067           9,067           9,067           9,067
Silver Value                             44,928          43,771          42,615          42,615          42,615          42,615
Gold Produced                           104,703         100,430          96,071          96,071          96,071          96,071
Gold Value                               31,411          30,129          28,821          28,821          28,821          28,821
GROSS VALUE                              76,338          73,900          71,436          71,436          71,436          71,436
Less: Refining                            2,043           1,988           1,933           1,933           1,933           1,933
CMLT Royalty                                105             105             105             105             105             105
NET REVENUE                              74,191          71,807          69,398          69,398          69,398          69,398

OPERATING COSTS
Mine Operating Costs                     37,891          37,900          37,909          37,919          37,929          37,940
Plus: G&A                                 5,947           5,947           5,947           5,898           5,899           5,900
Total Operating Costs                    43,838          43,847          43,856          43,817          43,828          43,840

CASH OPERATING PROFIT                    30,353          27,960          25,542          25,581          25,570          25,558

Less: Depreciation                       10,643           6,308           6,141           5,949           5,838           9,957
Federal Taxes                                 -               -               -               -               -               -
Profit Sharing                                -               -               -               -               -               -
Net Profit after Taxes                   19,710          21,652          19,401          19,632          19,731          15,601

CASH FLOW TO PROJECT
Net Profit after Taxes                   19,710          21,652          19,401          19,632          19,731          15,601
Plus: Depreciation                       10,643           6,308           6,141           5,949           5,838           9,957
Less: Capital Investment                 10,456           5,415           5,545           5,578           5,937          10,253
Change in Working Capital
NET CASH FLOW TO PROJECT                 19,896          22,546          19,997          20,003          19,633          15,305
ACCUM NCF TO PROJECT                     51,022          73,568          93,565         113,568         133,201         148,506

PRESENT VALUE OF NCF
Discounted at 2.5%                       46,881          66,563          83,595         100,217         116,133         128,237
Discounted at 5.0%                       43,195          60,434          74,997          88,870         101,838         111,466
Discounted at 7.5%                       39,904          55,050          67,547          79,176          89,794          97,493
Discounted at 10.0%                      36,956          50,303          61,066          70,853          79,586          85,774
-------------------------------------------------------------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

WGM's conclusion that a 10 year preliminary economic assessment for the Luismin operations that includes Inferred Mineral Resource is appropriate is based on the following:

..    Production has been sustained from the San Dimas deposits for more than 200 years;

..    Luismin has been successfully conducting the mine operations at San Dimas for 18 years;

..    Capital investment of approximately US$25 million is currently planned by
     Luismin for a 30% production increase over the next 5 years (2002-2006);

..    WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

..    In the main production area at San Dimas, Luismin has been able to achieve a conversion of about 90% of the identified mineral resources into mineral reserves;

..    In the secondary production areas at San Martin and La Guitarra, Luismin has been able to achieve more than 100% conversion of mineral resources into mineral reserves;

..    Luismin operating practice has been to convert mineral resources into mineral reserves after drifting in the mineralization and completion of sampling and mining of the headings; and,

..    Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported mine development and mineral reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionately low level of mineral reserve definition prior to mining.

Furthermore, the Luismin mines are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines, and achieve a lower cost structure in future operations. These capital expenditures have been included in this economic model and sensitivity analysis. WGM believes, it is not completely representative of the financial state of the operations to complete an economic analysis of Luismin for any period less than 10 years.

                                                       Watts, Griffis and McOuat

The production consolidation at San Dimas involves the termination of the smaller milling operation at San Antonio into a central milling facility at Tayoltita which is necessary due to exhaustion of tailings storage capacity at San Antonio. Capital expenditure to achieve this consolidation has already been committed and is included in the 10 year analysis.

The ten year preliminary economic assessment of Luismin's operations that includes Inferred Resources shows an undiscounted net cash flow of $148.5 million compared to $34.5 million that is indicated by the 7 year model based only on Proven and Probable Reserves.

                G.5. SENSITIVITY ANALYSIS WITH INFERRED RESOURCES

In addition to the economic analysis of the base case of the Luismin operations over a ten year period with inferred resources included, WGM tested the sensitivity of the Net Cash Flow from the combined operations calculated by the model with the following components:

..    Gold Price (Au) at US$300/oz;

..    Silver Price (Ag) at US$4.70/oz;

..    Combined Gold and Silver Prices (Au+Ag);

..    Operating Costs; and,

..    Capital Costs.

Each component was adjusted by +/-10% and +/-20% of its base case value and the Net Cash Flow was then calculated. The results of this sensitivity analysis are shown in Table 31.

                                                       Watts, Griffis and McOuat

                                    TABLE 31
    SENSITIVITY OF PRE-TAX NET CASH FLOW TO CHANGES IN METAL PRICES AND COSTS
     (BASED ON PROVEN AND PROBABLE RESERVES AND INFERRED MINERAL RESOURCES)
                                 (US$ millions)

------------------------------------------------------------------------------------------------------
Change             Silver Price      Gold Price     Ag+Au Prices    Operating Costs   Capital Costs
------------------------------------------------------------------------------------------------------
-20.0%                 68.9              90.5            11.0           232.5             168.7
-10.0%                108.7             119.5            79.7           190.5             158.6
Base                  148.5             148.5           148.5           148.5             148.5
+10.0%                188.3             177.5           217.3           106.5             138.4
+20.0%                228.1             206.5           286.0            64.5             128.3
------------------------------------------------------------------------------------------------------

Table 32 and Figure 51 illustrates that the project is very sensitive to metal prices and with a change of +20% in metal prices the NCF increases by 93%. In addition, the change in the price of silver has a greater effect than the change in the price of gold. For example, a 20% increase in the price of silver raises the NCF by 54% while a 20% increase in the gold price increases the NCF by 39%.

                                    TABLE 32
    SENSITIVITY OF PRE-TAX NET CASH FLOW TO CHANGES IN METAL PRICES AND COSTS
     (BASED ON PROVEN AND PROBABLE RESERVES & INFERRED MINERAL RESOURCES)
                                       (%)

------------------------------------------------------------------------------------------------------
Change             Silver Price      Gold Price     Ag+Au Prices    Operating Costs   Capital Costs
------------------------------------------------------------------------------------------------------
-20.0%                -53.6%            -39.0%          -92.6%          +56.6%            +13.6%
-10.0%                -26.8%            -19.5%          -46.3%          +28.3%             +6.8%
Base                      0%                0%              0%              0%                0%
+10.0%                +26.8%            +19.5%          +46.3%          -28.3%             -6.8%
+20.0%                +53.6%            +39.0%          +92.6%          -56.6%            -13.6%
------------------------------------------------------------------------------------------------------

Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 20% increase in silver price adds 54% to the NCF, while a 20% increase in operating costs reduces the NCF by 57%.

By comparison, changes in capital costs have a much smaller effect on NCF, i.e. a 20% increase in Capital Costs reduces the NCF by 14%.

                                                       Watts, Griffis and McOuat

[GRAPHIC APPEARS HERE]

Figure 51.

                                                       Watts, Griffis and McOuat

                       G.6. INTERPRETATION AND CONCLUSIONS

WGM's review of Luismin's five operating mines, previous operating records as well as the currently identified mineral reserves and mineral resources has concluded that profitable operations will be sustainable for at least the next 10 years. Based on the operating history of Luismin, the potential for additional reserves being found on current land holdings, and their high success rate in turning resources into reserves, it is probable that profitable operations will be extended beyond the 10 year period that has been considered by WGM.

In addition to the general conclusion on the future viability of the Luismin operations, WGM has also reached the following conclusions:

..    Total Proven and Probable Mineral Reserves estimated as of December 31,
     2001, for Luismin's five operating mines are 3.5 million tonnes at a grade of 269 g Ag/t and 3.61 g Au/t as follows:

                                  TONNES          GRADE
                                             g Ag/t     g Au/t
     PROVEN        Tayoltita      402,000       379       4.00
                   Santa Rita     273,000       387       2.79
                   San Antonio    312,000       302       4.23
                   La Guitarra     83,000       287       3.10
                   San Martin     759,000        67       4.01

     PROBABLE      Tayoltita      805,000       369       3.52
                   Santa Rita     175,000       379       2.71
                   San Antonio    278,000       309       4.30
                   La Guitarra    127,000       467       2.57
                   San Martin     290,000        33       2.84

                                                       Watts, Griffis and McOuat

..    The total Inferred Mineral Resources, estimated as of December 31, 2001, for the same five operating mines are about 16.4 million tonnes at an approximate grade of 288 g Ag/t and 2.8 g Au/t. These are additional to the Proven and Probable Reserves;

..    The procedures used by Luismin to estimate mineral resources and mineral reserve are reasonable and the mineral and reserve/resource estimates represent the reserve potential;

..    The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

..    The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

..    Future operations will incur higher capital and operating costs for management of tailings sites as well as remediation of existing sites;

..    Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices; and,

..    It is evident that the Luismin operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of mobile equipment sizes and types that contributes to inefficiencies in operations and maintenance.

                                                       Watts, Griffis and McOuat

                              G.7. RECOMMENDATIONS

WGM's review of the Luismin operations has identified a number of areas where changes to the operations may be warranted and we recommend that:

..    Computer block modelling be applied to tonnage and grade estimates using minimum mining widths and incorporating corrections for dilution and losses;

..    New procedures at each of the mine be designed by an outside consultant for sampling, handling assaying, including quality assurance and quality control procedures;

..    Wheaton investigate the possible advantages of installing a blending operation between the mining and milling operation at San Dimas operations to reduce the wide swings in the mill head grade;

..    Larger carriers and multiple boom jumbos be considered for mine development and wider stoping areas to increase productivity and reduce overbreak;

..    The amount of underground diamond drilling prior to mine development be increased to better define stoping areas and grade prior to mining;

..    A higher proportion of head office costs (currently G and A) for engineering, safety, and environmental services be distributed to the individual mine operations to make operating costs and cutoff grades more representative of each operating unit;

..    With future expansion plans in areas such as tailings, ore haulage systems, and milling capacity, Wheaton considers longer term options where return on capital invested may be considerably increased by long term reductions in operating costs; and,

..    Consideration be given to replacement of the crushing and grinding circuits at Tayoltita with a SAG mill and ball milling circuit.

                                                       Watts, Griffis and McOuat

                                   CERTIFICATE

                         To Accompany the Report Titled
   "A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra
            and San Martin Operating Silver and Gold Mines in Mexico
                        for Wheaton River Minerals Ltd."
                   Dated April 25, 2002, Revised June 5, 2002,
                             Amended August 12, 2002

I, Velasquez Spring, do hereby certify that:

1.   I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J
     4J9.

2. I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3. I am a member of the Association of Geoscientists of Ontario (Membership Number 204) and a registered and Professional Engineer with Association of Professional Engineers Ontario (Membership Number 43927011).

4. I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by the Professional Engineers Ontario since 1969.

5. I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and knowledge and experience of Mineral Resource and Mineral Reserve estimation parameters and procedures.

6. I visited the five mining operations of Luismin at San Dimas, San Martin and La Guitarra during a trip to Mexico from January 16 to 26, 2002. I also visited the three operations at San Dimas during a second trip to Mexico from March 7 to 11, 2002.

7. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8. Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Wheaton River Minerals Ltd., or any associated or affiliated entities.

                                                       Watts, Griffis and McOuat

9. Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Wheaton River Minerals Ltd., or any associated or affiliated companies.

10. Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Wheaton River Minerals Ltd., or any associated or affiliated companies.

11. I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.


                                         "Velasquez Spring"


                                         Velasquez Spring, P.Eng., B.A.Sc.
                                         August 12, 2002

                                                       Watts, Griffis and McOuat

                                   CERTIFICATE

                         To Accompany the Report Titled
   "A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra
            and San Martin Operating Silver and Gold Mines in Mexico
                        for Wheaton River Minerals Ltd."
                   Dated April 25, 2002, Revised June 5, 2002,
                             Amended August 12, 2002

I, G. Ross MacFarlane, do hereby certify that:

1.   I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2. I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3. I am a Professional Engineer registered with the Association of Professional Engineers Ontario (Registration Number 28062503).

4. I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by the Professional Engineers Ontario since 1969.

5. I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.   I am a Qualified Person for the purposes of NI 43-101.

7. I visited the three operations at San Dimas on a trip to Mexico from March 7 to 11, 2002.

8. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9. Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Wheaton River Minerals Ltd., or any associated or affiliated entities.

10. Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Wheaton River Minerals Ltd., or any associated or affiliated companies.

                                                       Watts, Griffis and McOuat

11. Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Wheaton River Minerals Ltd., or any associated or affiliated companies.

12. I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.


                                         "Ross MacFarlane"


                                         Ross MacFarlane, B.Eng., P.Eng.
                                         August 12, 2002

                                                       Watts, Griffis and McOuat

                                   REFERENCES

Minas Luismin S.A. de C.V.

         Jan. 2002  Data Room Index (selected items were reviewed by WGM from the following sections:

                    Section 5 Reserves and Resources, p. 18.

                    Sections 6.0 to 6.5 Operative Mines: Tayoltita, Santa Rita, San Antonio, San Martin and La Guitarra, pp. 19 to 50.

                    Section 7 Exploration Projects, pp. 35 to 50.

Society of Economic Geologists

         2001 Geology of the Santa Rita Ag-Au Deposit, San Dimas District Durango, Mexico. SP8, pp. 39 to 58.
SRK Consulting

         2002 Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin S.A. de C.V.

Watts, Griffis and McOuat Limited

         2002 Technical review letter report re: Project Armstrong, pp. 1 to 18.

Wheaton River Minerals Ltd.

         2002       Trip Report by R. Gagnon.

         2002       Trip Report by R.D. Bergen.

         2002       Trip Report by Randy Smallwood.

                                                       Watts, Griffis and McOuat

                                   APPENDICES

                                                       Watts, Griffis and McOuat

                                   APPENDIX 1:
                         CASH FLOW MODELS AND SCHEDULES
                        PROVEN AND PROBABLE RESERVES ONLY

                         Minas Luisman Project

                         Proven and Probable Reserves

                         Pretax Net Cash Flow

                         Gold Price $300.00 /oz

                         Silver Price $4.70 /oz


                         Number of Pages - 2

                              MINAS LUISMAN PROJECT
                           CONSOLIDATED NET CASH FLOW
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES                               BEFORE TAXES

------------------------------------------------------------------------------------------------------------------------------
                                          UNIT         TOTAL/
                                UNITS     VALUE        AVERAGE      2002      2003       2004      2005       2006      2007
------------------------------------------------------------------------------------------------------------------------------
Production                                (US$/t)
  Ore Milled                      t                   3,499,000    885,490   879,350    814,690   420,241    180,000   180,000
  Silver Produced                koz                     27,455      6,636     6,567      5,909     2,767      2,011     2,011
  Silber Value                   kUS$      36.88        129,038     31,187    30,866     27,770    13,004      9,450     9,450
  Gold Produced                   oz                    387,584     96,281    95,253     90,477    48,869     20,445    20,445
  Gold Value                     kUS$      33.23        116,275     28,884    28,576     27,143    14,661      6,133     6,133
  Gross Value                    kUS$      70.11        245,314     60,071    59,442     54,913    27,665     15,584    15,584
  Less: Refining                 kUS$       1.71          5,975      1,447     1,433      1,295       614        428       428
        CMLT Royalty             kUS$       0.08            277        113       113         50         -          -         -
  Net Revenue                    kUS$      68.32        239,061     58,510    57,896     53,568    27,050     15,156    15,156

OPERATING COSTS
  Mine Operating Costs           kUS$      35.36        123,723     33,499    32,018     28,221    12,512      6,300     6,300
  Plus: G&A                      kUS$       7.98         27,936      6,001     5,978      5,957     3,000      3,000     2,000
  Total Operating Costs          kUS$      43.34        151,659     39,500    37,996     34,178    15,512      9,300     8,300

Cash Operating Profit            kUS$      24.98         87,402     19,010    19,901     19,390    11,538      5,856     6,856

Less: Depreciation               kUS$      17.90         62,634     16,167    12,639      9,098     6,558      5,551     5,058
      Federal Taxes              kUS$          -              -          -         -          -         -          -         -
      Profit Sharing             kUS$          -              -          -         -          -         -          -         -
Net Profit after Taxes           kUS$       7.08         24,768      2,843     7,262     10,292     4,980        305     1,798

CASH FLOW TO PROJECT
  Net Profit after Taxes         kUS$       7.08         24,768      2,843     7,262     10,292     4,980        305     1,798
  Plus: Depreciation             kUS$      17.90         62,634     16,167    12,639      9,098     6,558      5,551     5,058
  Less: Capital Investment       kUS$      15.12         52,919     15,345    10,717      7,622     5,035      4,293     3,552
        Change in Working
         Capital                 kUS$          -              -
  Net Cash Flow to Project       kUS$       9.85         34,482      3,665     9,183     11,768     6,503      1,564     3,304
  Accum NCF to Project           kUS$       9.85         34,482      3,665    12,848     24,616    31,120     32,684    35,988

PRESENT VALUE OF NCF
  Discounted at 2.5%             kUS$       9.29         32,500      3,620    12,470     23,533    29,498     30,897    33,782
  Discounted at 5.0%             kUS$       8.77         30,697      3,577    12,112     22,529    28,011     29,267    31,793
  Discounted at 7.5%             kUS$       8.30         29,053      3,535    11,774     21,596    26,645     27,774    29,994
  Discounted at 10.0%            kUS$       7.87         27,550      3,495    11,454     20,728    25,386     26,405    28,361
------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                 2008       2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                    139,229         -          -          -
  Silver Produced                 1,555         -          -          -
  Silber Value                    7,310         -          -          -
  Gold Produced                  15,814         -          -          -
  Gold Value                      4,744         -          -          -
  Gross Value                    12,054         -          -          -
  Less: Refining                    331         -          -          -
        CMLT Royalty                  -         -          -          -
  Net Revenue                    11,723         -          -          -

OPERATING COSTS
  Mine Operating Costs            4,873         -          -          -
  Plus: G&A                       2,000         -          -          -
  Total Operating Costs           6,873         -          -          -

Cash Operating Profit             4,850         -          -          -

Less: Depreciation                7,562         -          -          -
      Federal Taxes                   -         -          -          -
      Profit Sharing                  -         -          -          -
Net Profit after Taxes           -2,712         -          -          -

CASH FLOW TO PROJECT
  Net Profit after Taxes         -2,712         -          -          -
  Plus: Depreciation              7,562         -          -          -
  Less: Capital Investment        6,356         -          -          -
        Change in Working
         Capital
  Net Cash Flow to Project       -1,506         -          -          -
  Accum NCF to Project           34,482    34,482     34,482     34,482

PRESENT VALUE OF NCF
  Discounted at 2.5%             32,500    32,500     32,500     32,500
  Discounted at 5.0%             30,697    30,697     30,697     30,697
  Discounted at 7.5%             29,053    29,053     29,053     29,053
  Discounted at 10.0%            27,550    27,550     27,550     27,550
-----------------------------------------------------------------------

Gold Price $300.00 /oz        Silver Price $4.70 /oz

                         Minas Luisman Project

                         Proven and Probable Reserves

                         After Tax Net Cash Flow

                         Gold Price $300.00 /oz

                         Silver Price $4.70 /oz


                         Number of Pages - 12

                              MINAS LUISMAN PROJECT
                           CONSOLIDATED NET CASH FLOW
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES                                AFTER TAXES

---------------------------------------------------------------------------------------------------------------------------------
                                             UNIT         TOTAL/
                                UNITS        VALUE        AVERAGE      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                      3,499,000    885,490   879,350    814,690   420,241    180,000   180,000
  Silver Produced                koz                        27,455      6,636     6,567      5,909     2,767      2,011     2,011
  Silber Value                   kUS$         36.88        129,038     31,187    30,866     27,770    13,004      9,450     9,450
  Gold Produced                   oz                       387,584     96,281    95,253     90,477    48,869     20,445    20,445
  Gold Value                     kUS$         33.23        116,275     28,884    28,576     27,143    14,661      6,133     6,133
  Gross Value                    kUS$         70.11        245,314     60,071    59,442     54,913    27,665     15,584    15,584
  Less: Refining                 kUS$          1.71          5,975      1,447     1,433      1,295       614        428       428
        CMLT Royalty             kUS$          0.08            277        113       113         50         -          -         -
  Net Revenue                    kUS$         68.32        239,061     58,510    57,896     53,568    27,050     15,156    15,156

OPERATING COSTS
  Mine Operating Costs           kUS$         35.36        123,723     33,499    32,018     28,221    12,512      6,300     6,300
  Plus: G&A                      kUS$          7.98         27,936      6,001     5,978      5,957     3,000      3,000     2,000
  Total Operating Costs          kUS$         43.34        151,659     39,500    37,996     34,178    15,512      9,300     8,300

Cash Operating Profit            kUS$         24.98         87,402     19,010    19,901     19,390    11,538      5,856     6,856

Less: Depreciation               kUS$         17.90         62,634     16,167    12,639      9,098     6,558      5,551     5,058
      Federal Taxes              kUS$             -              -          -         -          -         -          -         -
      Profit Sharing             kUS$             -              -          -         -          -         -          -         -
Net Profit after Taxes           kUS$          7.08         24,768      2,843     7,262     10,292     4,980        305     1,798

CASH FLOW TO PROJECT
  Net Profit after Taxes         kUS$          7.08         24,768      2,843     7,262     10,292     4,980        305     1,798
  Plus: Depreciation             kUS$         17.90         62,634     16,167    12,639      9,098     6,558      5,551     5,058
  Less: Capital Investment       kUS$         15.12         52,919     15,345    10,717      7,622     5,035      4,293     3,552
        Change in Working
         Capital                 kUS$             -             -
  Net Cash Flow to Project       kUS$          9.85         34,482      3,665     9,183     11,768     6,503      1,564     3,304
  Accum NCF to Project           kUS$          9.85         34,482      3,665    12,848     24,616    31,120     32,684    35,988

PRESENT VALUE OF NCF
  Discounted at 2.5%             kUS$          9.29         32,500      3,620    12,470     23,533    29,498     30,897    33,782
  Discounted at 5.0%             kUS$          8.77         30,697      3,577    12,112     22,529    28,011     29,267    31,793
  Discounted at 7.5%             kUS$          8.30         29,053      3,535    11,774     21,596    26,645     27,774    29,994
  Discounted at 10.0%            kUS$          7.87         27,550      3,495    11,454     20,728    25,386     26,405    28,361
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                  2008       2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                     139,229         -          -         -
  Silver Produced                  1,555         -          -         -
  Silber Value                     7,310         -          -         -
  Gold Produced                   15,814         -          -         -
  Gold Value                       4,744         -          -         -
  Gross Value                     12,054         -          -         -
  Less: Refining                     331         -          -         -
        CMLT Royalty                   -         -          -         -
  Net Revenue                     11,723         -          -         -

OPERATING COSTS
  Mine Operating Costs             4,873         -          -         -
  Plus: G&A                        2,000         -          -         -
  Total Operating Costs            6,873         -          -         -

Cash Operating Profit              4,850         -          -         -

Less: Depreciation                 7,562         -          -         -
      Federal Taxes                    -         -          -         -
      Profit Sharing                   -         -          -         -
Net Profit after Taxes            -2,712         -          -         -

CASH FLOW TO PROJECT
  Net Profit after Taxes          -2,712         -          -         -
  Plus: Depreciation               7,562         -          -         -
  Less: Capital Investment         6,356         -          -         -
        Change in Working
         Capital
  Net Cash Flow to Project        -1,506         -          -         -
  Accum NCF to Project            34,482    34,482     34,482    34,482

PRESENT VALUE OF NCF
  Discounted at 2.5%              32,500    32,500     32,500    32,500
  Discounted at 5.0%              30,697    30,697     30,697    30,697
  Discounted at 7.5%              29,053    29,053     29,053    29,053
  Discounted at 10.0%             27,550    27,550     27,550    27,550
-----------------------------------------------------------------------

Gold Price $300.00 /oz        Silver Price $4.70 /oz

                                   LA GUITARRA
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                             UNIT
                                UNITS        VALUE         AVERAGE      2002      2003       2004       2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                        205,000     83,950    83,950     37,100         -          -         -
  GOLD
    Grade                        g/t                          2.78       2.78      2.78       2.78         -          -         -
    Recovery                      %                             80%        80%       80%        80%        -          -         -
    Production                    oz                        14,658      6,003     6,003      2,653         -          -         -
    Gross Revenue                kUS$         21.45          4,397      1,801     1,801        796         -          -         -
    Less: Refining etc.          kUS$          0.09             18          8         8          3         -          -         -
    Net Gold Revenue             kUS$         21.36          4,379      1,793     1,793        793         -          -         -
  SILVER
    Grade                        g/t                           394        394       394        394         -          -         -
    Recovery                      %                           81.1%      81.1%     81.1%      81.1%        -          -         -
    Production                   koz                         2,106        862       862        381         -          -         -
    Gross Revenue                kUS$                        9,898      4,053     4,053      1,791         -          -         -
    Less: Refining etc.          kUS$          2.05            421        172       172         76         -          -         -
    Net Silver Revenue           kUS$         46.23          9,477      3,881     3,881      1,715         -          -         -

  Total Revenue                  kUS$         67.59         13,856      5,674     5,674      2,508         -          -         -
  Less CMLT Royalty (2% NSR)     kUS$          1.35            277        113       113         50         -          -         -
  Total Net Metal Revenue        kUS$         66.24         13,579      5,561     5,561      2,457         -          -         -

OPERATING COSTS
  Operating Cost per tonne                                              39.11     40.86      42.85         -          -         -
  Total Operating Cost           kUS$         40.50          8,303      3,283     3,431      1,590         -          -         -
  G&A (allocated)                kUS$          6.88          1,411        569       571        271         -          -         -

Cash Operating Profit            kUS$         18.85          3,865      1,709     1,560        596         -          -         -

Less Capital Investment          kUS$         19.58          4,014      1,739     1,194        630       150        150       150

Net Project Cash Flow
 Before Taxes                    kUS$         -0.73           -149        -30       365        -34      -150       -150      -150
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------
                                 2008      2009       2010      2011
--------------------------------------------------------------------
Production
  Ore Milled                        -         -          -         -
  GOLD
    Grade                           -         -          -         -
    Recovery                        -         -          -         -
    Production                      -         -          -         -
    Gross Revenue                   -         -          -         -
    Less: Refining etc.             -         -          -         -
    Net Gold Revenue                -         -          -         -
  SILVER
    Grade                           -         -          -         -
    Recovery                        -         -          -         -
    Production                      -         -          -         -
    Gross Revenue                   -         -          -         -
    Less: Refining etc.             -         -          -         -
    Net Silver Revenue              -         -          -         -

  Total Revenue                     -         -          -         -
  Less CMLT Royalty (2% NSR)        -         -          -         -
  Total Net Metal Revenue           -         -          -         -

OPERATING COSTS
  Operating Cost per tonne          -         -          -         -
  Total Operating Cost              -         -          -         -
  G&A (allocated)                   -         -          -         -

Cash Operating Profit               -         -          -         -

Less Capital Investment             -         -          -         -

Net Project Cash Flow
 Before Taxes                       -         -          -         -
--------------------------------------------------------------------

                                 SAN DIMAS AREA
                                  (US DOLLARS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                              UNIT        TOTAL/
                                UNITS         VALUE       AVERAGE      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                      2,245,000    518,640   505,400    487,590   234,141    180,000   180,000
  Recovered Gold                  oz                       252,833     57,891    56,050     54,624    27,563     20,445    20,445
  Recovered Silver               koz                        24,053      5,467     5,353      5,149     2,507      2,011     2,011
  Gross Value                    kUS$         84.14        188,897     43,063    41,976     40,587    20,050     15,584    15,584
  Less: Refining                 kUS$          2.28          5,127      1,166     1,141      1,098       536        428       428
  Net Revenue                    kUS$         81.86        183,771     41,897    40,835     39,489    19,514     15,156    15,156

OPERATING COSTS
  Mine Operating Costs           kUS$         40.92         91,859     23,427    21,917     20,251     8,790      6,300     6,300
  Plus: G&A                      kUS$          8.55         19,187      3,515     3,436      3,565     1,671      3,000     2,000
  Total Operating Costs          kUS$         49.46        111,046     26,941    25,353     23,817    10,462      9,300     8,300

Cash Operating Profit            kUS$         32.39         72,725     14,956    15,482     15,672     9,052      5,856     6,856

Less Capital Investment          kUS$         15.00         33,685     10,676     6,665      4,874     3,117      2,923     2,716

Net Project Cash Flow
 Before Taxes                    kUS$         17.39         39,040      4,280     8,817     10,798     5,936      2,934     4,140
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                  2008        2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                     139,229         -          -         -
  Recovered Gold                  15,814         -          -         -
  Recovered Silver                 1,555         -          -         -
  Gross Value                     12,054         -          -         -
  Less: Refining                     331         -          -         -
  Net Revenue                     11,723         -          -         -

OPERATING COSTS
  Mine Operating Costs             4,873         -          -         -
  Plus: G&A                        2,000         -          -         -
  Total Operating Costs            6,873         -          -         -

Cash Operating Profit              4,850         -          -         -

Less Capital Investment            2,716         -          -         -

Net Project Cash Flow
 Before Taxes                      2,134         -          -         -
-----------------------------------------------------------------------

                                    TAYOLTITA
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                              Unit        Total/
                                Units         Value       Average      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                      1,207,000    172,771   175,000    180,000   180,000    180,000   180,000
  GOLD
    Grade                        g/t                          3.68       3.68      3.68       3.68      3.68       3.68      3.68
    Recovery                      %                           96.0%        96%       96%        96%       96%        96%       96%
    Production                    oz                       137,094     19,624    19,877     20,445    20,445     20,445    20,445
    Gross Revenue                kUS$         34.07         41,128      5,887     5,963      6,133     6,133      6,133     6,133
    Less: Refining etc.          kUS$          0.14            171         25        25         26        26         26        26
    Net Gold Revenue             kUS$         33.93         40,957      5,863     5,938      6,108     6,108      6,108     6,108
  SILVER
    Grade                        g/t                           372        372       372        372       372        372       372
    Recovery                      %                             93%      93.4%     93.4%      93.4%     93.4%      93.4%     93.4%
    Production                   koz                        13,483      1,930     1,955      2,011     2,011      2,011     2,011
    Gross Revenue                kUS$         52.50         63,370      9,071     9,188      9,450     9,450      9,450     9,450
    Less: Refining etc.          kUS$          2.23          2,697        386       391        402       402        402       402
    Net Silver Revenue           kUS$         50.27         60,674      8,685     8,797      9,048     9,048      9,048     9,048

  Total Net Metal Revenue        kUS$         84.20        101,630     14,547    14,735     15,156    15,156     15,156    15,156

OPERATING COSTS
  Operating Cost per tonne                                   37.30      42.91     40.00      38.00     35.00      35.00     35.00
  Total Operating Cost           kUS$         37.30         45,026      7,413     7,000      6,840     6,300      6,300     6,300
  G&A (allocated)                kUS$          9.91         11,962      1,171     1,190      1,316     1,285      3,000     2,000

Cash Operating Profit            kUS$         36.99         44,643      5,963     6,545      7,000     7,571      5,856     6,856
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                  2008        2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                     139,229         -          -         -
  GOLD
    Grade                           3.68         -          -         -
    Recovery                          96%        -          -         -
    Production                    15,814         -          -         -
    Gross Revenue                  4,744         -          -         -
    Less: Refining etc.               20         -          -         -
    Net Gold Revenue               4,724         -          -         -
  SILVER
    Grade                            372         -          -         -
    Recovery                        93.4%        -          -         -
    Production                     1,555         -          -         -
    Gross Revenue                  7,310         -          -         -
    Less: Refining etc.              311         -          -         -
    Net Silver Revenue             6,999         -          -         -

  Total Net Metal Revenue         11,723         -          -         -

OPERATING COSTS
  Operating Cost per tonne         35.00         -          -         -
  Total Operating Cost             4,873         -          -         -
  G&A (allocated)                  2,000         -          -         -

Cash Operating Profit              4,850         -          -         -
-----------------------------------------------------------------------

                                   SANTA RITA
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                              UNIT        TOTAL/
                                UNITS         VALUE       AVERAGE      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                        448,000    155,710   157,000    135,290         -          -         -
  GOLD
    Grade                        g/t                          2.76       2.76      2.76       2.76         -          -         -
    Recovery                      %                             96%        96%       96%        96%        -          -         -
    Production                    oz                        38,164     13,264    13,374     11,525         -          -         -
    Gross Revenue                kUS$          25.56        11,449      3,979     4,012      3,457         -          -         -
    Less: Refining etc.          kUS$           0.11            48         17        17         14         -          -         -
    Net Gold Revenue             kUS$          25.45        11,401      3,963     3,996      3,443         -          -         -
  SILVER
    Grade                        g/t                           384        384       384        384         -          -         -
    Recovery                      %                           93.4%      93.4%     93.4%      93.4%        -          -         -
    Production                   koz                         5,166      1,796     1,810      1,560         -          -         -
    Gross Revenue                kUS$          54.20        24,280      8,439     8,509      7,332         -          -         -
    Less: Refining etc.          kUS$           2.31         1,033        359       362        312         -          -         -
    Net Silver Revenue           kUS$          51.89        23,247      8,080     8,147      7,020         -          -         -

  Total Net Metal Revenue        kUS$          77.34        34,648     12,042    12,142     10,463         -          -         -

OPERATING COSTS
  Operating Cost per tonne                                   41.14      43.00     42.00      38.00         -          -         -
  Total Operating Cost           kUS$          41.14        18,431      6,696     6,594      5,141         -          -         -
  G&A (allocated)                kUS$           6.95         3,112      1,055     1,067        989         -          -         -

Cash Operating Profit            kUS$          29.25        13,106      4,292     4,481      4,333         -          -         -
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                   2008      2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                           -         -          -         -
  GOLD
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Gold Revenue                   -         -          -         -
  SILVER
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Silver Revenue                 -         -          -         -

  Total Net Metal Revenue              -         -          -         -

OPERATING COSTS
  Operating Cost per tonne             -         -          -         -
  Total Operating Cost                 -         -          -         -
  G&A (allocated)                      -         -          -         -

Cash Operating Profit                  -         -          -         -
-----------------------------------------------------------------------

                                   SAN ANTONIO
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                              UNIT        TOTAL/
                                UNITS         VALUE       AVERAGE      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                        590,000    190,159   173,400    172,300    54,141          -         -
  GOLD
    Grade                        g/t                          4.26       4.26      4.26       4.26      4.26          -         -
    Recovery                      %                             96%        96%       96%        96%       96%         -         -
    Production                    oz                        77,575     25,003    22,799     22,655     7,119          -         -
    Gross Revenue                kUS$          39.45        23,273      7,501     6,840      6,796     2,136          -         -
    Less: Refining etc.          kUS$           0.16            97         31        28         28         9          -         -
    Net Gold Revenue             kUS$          39.28        23,176      7,470     6,811      6,768     2,127          -         -
  SILVER
    Grade                        g/t                           305        305       305        305       305          -         -
    Recovery                      %                           93.4%      93.4%     93.4%      93.4%     93.4%         -         -
    Production                   koz                         5,404      1,742     1,588      1,578       496          -         -
    Gross Revenue                kUS$          43.05        25,397      8,186     7,464      7,417     2,331          -         -
    Less: Refining etc.          kUS$           1.83         1,081        348       318        316        99          -         -
    Net Silver Revenue           kUS$          41.21        24,317      7,837     7,147      7,101     2,231          -         -

  Total Net Metal Revenue        kUS$          80.50        47,492     15,307    13,958     13,869     4,358          -         -

OPERATING COSTS
  Operating Cost per tonne                                   48.14      49.00     48.00      48.00     46.00          -         -
  Total Operating Cost           kUS$          48.14        28,402      9,318     8,323      8,270     2,490          -         -
  G&A (allocated)                kUS$           6.97         4,114      1,289     1,179      1,260       386          -         -

Cash Operating Profit            kUS$          25.38        14,976      4,700     4,456      4,339     1,481          -         -
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                   2008      2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                           -         -          -         -
  GOLD
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Gold Revenue                   -         -          -         -
  SILVER
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Silver Revenue                 -         -          -         -

  Total Net Metal Revenue              -         -          -         -

OPERATING COSTS
  Operating Cost per tonne             -         -          -         -
  Total Operating Cost                 -         -          -         -
  G&A (allocated)                      -         -          -         -

Cash Operating Profit                  -         -          -         -
-----------------------------------------------------------------------

                                   SAN MARTIN
                                 (US$ THOUSANDS)

BASED ON PROVEN AND PROBABLE RESERVES

---------------------------------------------------------------------------------------------------------------------------------
                                              UNIT        TOTAL/
                                UNITS         VALUE       AVERAGE      2002      2003       2004      2005       2006      2007
---------------------------------------------------------------------------------------------------------------------------------
Production                                   (US$/t)
  Ore Milled                      t                      1,049,000    282,900   290,000    290,000   186,100          -         -
  GOLD
    Grade                        g/t                          3.69       3.69      3.69       3.69      3.69          -         -
    Recovery                      %                           96.5%      96.5%     96.5%      96.5%     96.5%         -         -
    Production                    oz                       120,094     32,388    33,200     33,200    21,305          -         -
    Gross Revenue                kUS$         34.35         36,028      9,716     9,960      9,960     6,392          -         -
    Less: Refining etc.          kUS$          0.14            150         40        42         42        27          -         -
    Net Gold Revenue             kUS$         34.20         35,878      9,676     9,919      9,919     6,365          -         -
  SILVER
    Grade                        g/t                            58         58        58         58        58          -         -
    Recovery                      %                           66.3%        58%       65%        70%       75%         -         -
    Production                   koz                         1,296        306       352        379       260          -         -
    Gross Revenue                kUS$          5.81          6,093      1,438     1,652      1,779     1,223          -         -
    Less: Refining etc.          kUS$          0.25            259         61        70         76        52          -         -
    Net Silver Revenue           kUS$          5.56          5,833      1,377     1,582      1,703     1,171          -         -

  Total Net Metal Revenue        kUS$         39.76         41,711     11,053    11,500     11,622     7,536          -         -

OPERATING COSTS
  Operating Cost per tonne      US$/t                        22.46      24.00     23.00      22.00     20.00          -         -
  Total Operating Cost           kUS$         22.46         23,562      6,790     6,670      6,380     3,722          -         -
  G&A (allocated)                kUS$          6.99          7,338      1,917     1,971      2,120     1,329          -         -

Cash Operating Profit            kUS$         10.31         10,812      2,346     2,859      3,122     2,486          -         -

Less Capital Investment          kUS$          6.89          7,228      2,373     2,229      1,335     1,291          -         -

Net Project Cash Flow
 Before Taxes                    kUS$          3.42          3,584        -28       630      1,787     1,195          -         -
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                   2008      2009       2010      2011
-----------------------------------------------------------------------
Production
  Ore Milled                           -         -          -         -
  GOLD
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Gold Revenue                   -         -          -         -
  SILVER
    Grade                              -         -          -         -
    Recovery                           -         -          -         -
    Production                         -         -          -         -
    Gross Revenue                      -         -          -         -
    Less: Refining etc.                -         -          -         -
    Net Silver Revenue                 -         -          -         -

  Total Net Metal Revenue              -         -          -         -

OPERATING COSTS
  Operating Cost per tonne             -         -          -         -
  Total Operating Cost                 -         -          -         -
  G&A (allocated)                      -         -          -         -

Cash Operating Profit                  -         -          -         -

Less Capital Investment                -         -          -         -

Net Project Cash Flow
 Before Taxes                          -         -          -         -
-----------------------------------------------------------------------

                       MINAS LUISMAN - CAPITAL INVESTMENTS
                                  (US DOLLARS)

BASED ON PROVEN AND PROBABLE RESERVES

----------------------------------------------------------------------------------------------------------------------------------
                                 DEPRECIATION
                                    METHOD        TOTAL        2002        2003        2004         2005        2006        2007
----------------------------------------------------------------------------------------------------------------------------------
LA GUITARRA
  MINERA ARAUCO
  MAINTENANCE:
    Drilling                          100%        439,410     143,430     147,990     147,990            -           -           -
    Drifting                          100%        512,645     167,335     172,655     172,655            -           -           -
    Infrastructure                 57% (Lump)     111,472      34,294      36,978      40,200            -           -           -
    Mining Equipment Leasing          100%        486,000     162,000     162,000     162,000            -           -           -
    Plant Equipment replacement    77% (Lump)     104,386      32,114      34,627      37,645            -           -           -

  Construction                     57% (Lump)     200,000     200,000
  ADD FROM SRK REVIEW
    La Guitarra                       100%      2,160,000   1,000,000     640,000      70,000      150,000     150,000     150,000
Total La Guitarra                               4,013,913   1,739,173   1,194,250     630,490      150,000     150,000     150,000

SAN MARTIN
  MAINTENANCE:
    Drilling                          100%        949,064     226,728     229,668     229,668      263,000           -           -
    Drifting                          100%      1,068,354     264,516     267,946     267,946      267,946           -           -
    Infrastructure                 57% (Lump)     417,137      92,038      99,241     107,888      117,970           -           -
    Mining Equipment Leasing          100%      1,054,000     254,000     254,000     254,000      292,000           -           -
    Plant Equipment replacement    77% (Lump)     179,120      86,187      92,933           -            -           -           -
  EXPANSION:
    Drilling                          100%              -           -           -           -            -           -
    Drifting                          100%              -           -           -           -            -           -
    Mining Equipment               77% (Lump)           -           -           -           -            -           -
    Plant Equipment                77% (Lump)           -           -           -           -            -           -
  Environmental Capex:                            150,000     150,000
    Tailings Dam Expansion            100%        100,000           -     100,000
    San Pedrito Project               100%              -                       -
  ADD FROM SRK REVIEW
    pit wall                          100%        285,000     150,000     135,000           -            -           -           -
    tails dams                        100%      2,325,000     850,000     750,000     375,000      350,000           -           -
    tails dewater                     100%        700,000     300,000     300,000     100,000            -           -           -
Total San Martin                                7,227,675   2,373,469   2,228,788   1,334,502    1,290,916           -           -
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                    2008      2009       2010      2011
-----------------------------------------------------------------------
LA GUITARRA
  MINERA ARAUCO
  MAINTENANCE:
    Drilling                           -         -          -         -
    Drifting                           -         -          -         -
    Infrastructure                     -         -          -         -
    Mining Equipment Leasing           -         -          -         -
    Plant Equipment replacement        -         -          -         -

  Construction
  ADD FROM SRK REVIEW
    La Guitarra
Total La Guitarra                      -         -          -         -

SAN MARTIN
  MAINTENANCE:
    Drilling                           -         -          -         -
    Drifting                           -         -          -         -
    Infrastructure                     -         -          -         -
    Mining Equipment Leasing           -         -          -         -
    Plant Equipment replacement        -         -          -         -
  EXPANSION:
    Drilling
    Drifting
    Mining Equipment
    Plant Equipment
  Environmental Capex:
    Tailings Dam Expansion
    San Pedrito Project
  ADD FROM SRK REVIEW
    pit wall                           -         -          -         -
    tails dams                         -         -          -         -
    tails dewater                      -         -          -         -
Total San Martin                       -         -          -         -
-----------------------------------------------------------------------

                       MINAS LUISMAN - CAPITAL INVESTMENTS
                                  (US DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------
                                 DEPRECIATION
                                    METHOD       TOTAL        2002        2003        2004         2005        2006        2007
----------------------------------------------------------------------------------------------------------------------------------
AREA SAN DIMAS
  MAINTENANCE:
    Drilling                          100%      5,266,632     480,000     797,772     797,772      797,772     797,772     797,772
    Drifting                          100%      6,144,404     560,000     930,734     930,734      930,734     930,734     930,734
    Infrastructure                 57% (Lump)   2,714,000     306,668     330,670     359,482      393,073     441,369     441,369
    Mining Equipment Leasing          100%      3,822,000     546,000     546,000     546,000      546,000     546,000     546,000
    Plant Equipment replacement    77% (Lump)   1,324,158     287,175     309,651     336,631      184,044     206,657           -
  EXPANSION:
    Drilling                          100%      1,025,808   1,025,808           -           -            -           -           -
    Drifting                          100%      1,196,776   1,196,776           -           -            -           -
    Infrastructure                 57% (Lump)     655,350     655,350           -           -            -           -
    Mining Equipment               77% (Lump)     849,000     849,000           -           -            -           -
    Plant Equipment                77% (Lump)   2,683,730   2,683,730           -           -            -           -
    Mining Equipment Rent             100%              -
Environmental Capex:                                    -
  San Antonio Dam Stability           100%      6,503,000   2,000,000   3,000,000   1,503,000            -           -           -
Safety:                                                 -
  Tayoltita Crushing Area          77% (Lump)      85,000      85,000
  Plant Equipment                  77% (Lump)           -
Additional Items from SRK work                          -
  San Antonio                         100%              -
  Closure                             100%        150,000           -     150,000           -            -           -           -
  Tails Dam Tayoltita                 100%      1,265,000           -     600,000     400,000      265,000           -           -

Total San Dimas Area                           33,684,858  10,675,507   6,664,827   4,873,619    3,116,623   2,922,532   2,715,875
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                    2008      2009      2010      2011
-----------------------------------------------------------------------
AREA SAN DIMAS
  MAINTENANCE:
    Drilling                       797,772       -          -         -
    Drifting                       930,734       -          -         -
    Infrastructure                 441,369       -          -         -
    Mining Equipment Leasing       546,000       -          -         -
    Plant Equipment replacement          -       -          -         -
  EXPANSION:
    Drilling                             -
    Drifting
    Infrastructure
    Mining Equipment
    Plant Equipment
    Mining Equipment Rent
Environmental Capex:
  San Antonio Dam Stability
Safety:
  Tayoltita Crushing Area                -       -          -         -
  Plant Equipment                        -       -          -         -
Additional Items from SRK work
  San Antonio
  Closure                                -       -          -         -
  Tails Dam Tayoltita                    -       -          -         -

Total San Dimas Area             2,715,875       -          -         -
-----------------------------------------------------------------------

                         MINAS LUISMAN - TAX CALCULATION
                                  (US DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------
                                                   TOTAL/
                               YEAR   AVAILABLE    AVERAGE       2002        2003         2004          2005      2006       2007
----------------------------------------------------------------------------------------------------------------------------------
Net Profit after Deprec.                                         2,843       7,262       10,292         4,980       305      1,798
Losses used                    2002      1,782       1,782       1,782
                               2003      2,469       2,469       1,062       1,408
                               2004      5,561       5,561           -       5,561            -
                               2005      3,273       3,273           -         293        2,981             -
                               2006      5,321       5,321           -           -        5,321             -         -
                               2007      4,586       4,586           -           -        1,990         2,596         -          -
                               2008      2,464        -248           -           -            -         2,384        80          -
                               2009      9,651       2,023           -           -            -             -       225      1,798
                               2010      5,436           -           -           -            -             -         -          -
                               2011      1,164           -           -           -            -             -         -          -
Total LCF                               41,707      24,768       2,843       7,262       10,292         4,980       305      1,798
Net After LCF                           81,633                       -           -            -             -         -          -

Tax Rate                                                            35%         34%          33%           32%       32%        32%
Federal Taxes                                            -           -           -            -             -         -          -
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
                                    2008      2009       2010     2011
-----------------------------------------------------------------------
Net Profit after Deprec.            -2,712       -          -         -
Losses used                              -       -          -         -





                                    -2,712
                                         -       -
                                         -       -          -
                                         -       -          -         -
Total LCF                           -2,712       -          -         -
Net After LCF                            -       -          -         -

Tax Rate                                32%     32%        32%       32%
Federal Taxes                            -       -          -         -
-----------------------------------------------------------------------

         SENSITIVITY OF NET CASH FLOW TO CHANGES IN METAL PRICES & COSTS
                      (BASED ON PROVEN & PROBABLE RESERVES)

                            NET CASH FLOW TO PROJECT
                                 (US$ MILLIONS)
   -------------------------------------------------------------------------
                       SILVER     GOLD       Ag+Au     OPERATING    CAPITAL
       CHANGE           PRICE     PRICE      PRICES      COSTS       COSTS
   -------------------------------------------------------------------------
       -15.0%            15.2       17.1       -2.3         54.8        42.3
        -7.5%            24.8       25.8       16.1         45.9        38.4
         Base            34.5       34.5       34.5         34.5        34.5
        +7.5%            44.1       43.2       51.8         23.1        30.6
       +15.0%            52.5       51.1       64.6         11.7        26.6
   -------------------------------------------------------------------------

            PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
                                       (%)
  -------------------------------------------------------------------------
                      SILVER     GOLD       Ag+Au     OPERATING    CAPITAL
      CHANGE           PRICE     PRICE      PRICES      COSTS       COSTS
  -------------------------------------------------------------------------
      -15.0%           -56.0%     -50.5%    -106.6%       +59.0%      +22.8%
       -7.5%           -28.0%     -25.3%     -53.3%       +33.0%      +11.4%
        Base               0%         0%         0%           0%          0%
       +7.5%           +28.0%     +25.3%     +50.3%       -33.0%      -11.4%
      +15.0%           +52.3%     +48.2%     +87.2%       -66.0%      -22.8%
  -------------------------------------------------------------------------

                                                       Watts, Griffis and McOuat

                                   APPENDIX 2:
                       OTHER RELEVANT DATA AND INFORMATION
               PROVEN AND PROBABLE RESERVES AND INFERRED RESOURCES

                     Minas Luisman Project

                     Proven & Probable Reserves & Inferred Mineral Resources

                     Pretax Net Cash Flow

                     Gold Price $300.00 /oz

                     Silver Price $4.70 /oz


                     Number of Pages - 2

                              MINAS LUISMAN PROJECT
                           CONSOLIDATED NET CASH FLOW
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES                        BEFORE TAXES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002      2003      2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                   10,825,316    885,490   899,176    955,150   1,039,100   1,174,400  1,174,400
  Silver Produced                koz                      84,834      6,642     6,598      7,960       8,494       9,559      9,313
  Silber Value                   kUS$        36.83       398,721     31,218    31,010     37,413      39,922      44,928     43,771
  Gold Produced                   oz                     966,900     96,488    97,748     90,072      93,176     104,703    100,430
  Gold Value                     kUS$        26.80       290,070     28,947    29,324     27,022      27,953      31,411     30,129
  Gross Value                    kUS$        63.63       688,791     60,164    60,335     64,434      67,874      76,338     73,900
  Less: Refining                 kUS$         1.68        18,175      1,449     1,442      1,705       1,815       2,043      1,988
        CMLT Royalty             kUS$         0.10         1,071        114       114        110         105         105        105
  Net Revenue                    kUS$        61.85       669,545     58,601    58,779     62,620      65,954      74,191     71,807

OPERATING COSTS
  Mine Operating Costs           kUS$        33.33       360,794     33,499    32,474     33,207      34,127      37,891     37,900
  Plus: G&A                      kUS$         5.49        59,422      6,001     5,978      5,957       5,948       5,947      5,947
  Total Operating Costs          kUS$        38.82       420,216     39,500    38,452     39,164      40,075      43,838     43,847

Cash Operating Profit            kUS$        23.03       249,329     19,101    20,327     23,457      25,880      30,353     27,960

Less: Depreciation               kUS$         9.63       104,286     16,916    19,123     12,361      11,050      10,643      6,308
      Federal Taxes              kUS$            -             -          -         -          -           -           -          -
      Profit Sharing             kUS$            -             -          -         -          -           -           -          -
Net Profit after Taxes           kUS$        13.40       145,042      2,185     1,204     11,096      14,830      19,710     21,652

CASH FLOW TO PROJECT
  Net Profit after Taxes         kUS$        13.40       145,042      2,185     1,204     11,096      14,830      19,710     21,652
  Plus: Depreciation             kUS$         9.63       104,286     16,916    19,123     12,361      11,050      10,643      6,308
  Less: Capital Investment       kUS$         9.31       100,823     16,518    18,820     11,413      10,887      10,456      5,415
        Change in Working
         Capital                 kUS$            -             -          -         -          -           -           -          -
  Net Cash Flow to Project       kUS$        13.72       148,506      2,583     1,507     12,044      14,992      19,896     22,546
  Accum NCF to Project           kUS$        13.72       148,506      2,583     4,090     16,133      31,126      51,022     73,568

PRESENT VALUE OF NCF
  Discounted at 2.5%             kUS$        11.85       128,237      2,551     4,003     15,326      29,077      46,881     66,563
  Discounted at 5.0%             kUS$        10.30       111,466      2,521     3,921     14,582      27,221      43,195     60,434
  Discounted at 7.5%             kUS$         9.01        97,493      2,491     3,843     13,895      25,534      39,904     55,050
  Discounted at 10.0%            kUS$         7.92        85,774      2,463     3,769     13,259      23,999      36,956     50,303
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                  2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                    1,174,400   1,174,400    1,174,400   1,174,400
  Silver Produced                   9,067       9,067        9,067       9,067
  Silber Value                     42,615      42,615       42,615      42,615
  Gold Produced                    96,071      96,071       96,071      96,071
  Gold Value                       28,821      28,821       28,821      28,821
  Gross Value                      71,436      71,436       71,436      71,436
  Less: Refining                    1,933       1,933        1,933       1,933
        CMLT Royalty                  105         105          105         105
  Net Revenue                      69,398      69,398       69,398      69,398

OPERATING COSTS
  Mine Operating Costs             37,909      37,919       37,929      37,940
  Plus: G&A                         5,947       5,898        5,899       5,900
  Total Operating Costs            43,856      43,817       43,828      43,840

Cash Operating Profit              25,542      25,581       25,570      25,558

Less: Depreciation                  6,141       5,949        5,838       9,957
      Federal Taxes                     -           -            -           -
      Profit Sharing                    -           -            -           -
Net Profit after Taxes             19,401      19,632       19,731      15,601

CASH FLOW TO PROJECT
  Net Profit after Taxes           19,401      19,632       19,731      15,601
  Plus: Depreciation                6,141       5,949        5,838       9,957
  Less: Capital Investment          5,545       5,578        5,937      10,253
        Change in Working
         Capital                        -           -            -           -
  Net Cash Flow to Project         19,997      20,003       19,633      15,305
  Accum NCF to Project             93,565     113,568      133,201     148,506

PRESENT VALUE OF NCF
  Discounted at 2.5%               83,595     100,217      116,133     128,237
  Discounted at 5.0%               74,997      88,870      101,838     111,466
  Discounted at 7.5%               67,547      79,176       89,794      97,493
  Discounted at 10.0%              61,066      70,853       79,586      85,774
------------------------------------------------------------------------------

Gold Price $300.00 /oz        Silver Price $4.70 /oz

                     Minas Luisman Project

                     Proven & Probable Reserves & Inferred Mineral Resources

                     After Tax Net Cash Flow

                     Gold Price $300.00 /oz

                     Silver Price $4.70 /oz


                     Number of Pages - 12

                              MINAS LUISMAN PROJECT
                           CONSOLIDATED NET CASH FLOW
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES                         AFTER TAXES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002      2003      2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                   10,825,316    885,490   899,176    955,150   1,039,100   1,174,400  1,174,400
  Silver Produced                koz                      84,834      6,642     6,598      7,960       8,494       9,559      9,313
  Silber Value                   kUS$        36.83       398,721     31,218    31,010     37,413      39,922      44,928     43,771
  Gold Produced                   oz                     966,900     96,488    97,748     90,072      93,176     104,703    100,430
  Gold Value                     kUS$        26.80       290,070     28,947    29,324     27,022      27,953      31,411     30,129
  Gross Value                    kUS$        63.63       688,791     60,164    60,335     64,434      67,874      76,338     73,900
  Less: Refining                 kUS$         1.68        18,175      1,449     1,442      1,705       1,815       2,043      1,988
        CMLT Royalty             kUS$         0.10         1,071        114       114        110         105         105        105
  Net Revenue                    kUS$        61.85       669,545     58,601    58,779     62,620      65,954      74,191     71,807

OPERATING COSTS
  Mine Operating Costs           kUS$        33.33       360,794     33,499    32,474     33,207      34,127      37,891     37,900
  Plus: G&A                      kUS$         5.49        59,422      6,001     5,978      5,957       5,948       5,947      5,947
  Total Operating Costs          kUS$        38.82       420,216     39,500    38,452     39,164      40,075      43,838     43,847

Cash Operating Profit            kUS$        23.03       249,329     19,101    20,327     23,457      25,880      30,353     27,960

Less: Depreciation               kUS$         9.63       104,286     16,916    19,123     12,361      11,050      10,643      6,308
      Federal Taxes              kUS$         3.08        33,343          -         -          -           -       2,617      6,929
      Profit Sharing             kUS$            -             -          -         -          -           -           -          -
Net Profit after Taxes           kUS$        10.32       111,699      2,185     1,204     11,096      14,830      17,093     14,723

CASH FLOW TO PROJECT
  Net Profit after Taxes         kUS$        10.32       111,699      2,185     1,204     11,096      14,830      17,093     14,723
  Plus: Depreciation             kUS$         9.63       104,286     16,916    19,123     12,361      11,050      10,643      6,308
  Less: Capital Investment       kUS$         9.31       100,823     16,518    18,820     11,413      10,887      10,456      5,415
        Change in Working
         Capital                 kUS$            -             -          -         -          -           -           -          -
  Net Cash Flow to Project       kUS$        10.64       115,163      2,583     1,507     12,044      14,992      17,279     15,617
  Accum NCF to Project           kUS$        10.64       115,163      2,583     4,090     16,133      31,126      48,405     64,022

PRESENT VALUE OF NCF
  Discounted at 2.5%             kUS$         9.26       100,271      2,551     4,003     15,326      29,077      44,539     58,172
  Discounted at 5.0%             kUS$         8.12        87,877      2,521     3,921     14,582      27,221      41,093     53,035
  Discounted at 7.5%             kUS$         7.16        77,490      2,491     3,843     13,895      25,534      38,013     48,505
  Discounted at 10.0%            kUS$         6.35        68,726      2,463     3,769     13,259      23,999      35,251     44,497
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                  2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                    1,174,400   1,174,400    1,174,400   1,174,400
  Silver Produced                   9,067       9,067        9,067       9,067
  Silber Value                     42,615      42,615       42,615      42,615
  Gold Produced                    96,071      96,071       96,071      96,071
  Gold Value                       28,821      28,821       28,821      28,821
  Gross Value                      71,436      71,436       71,436      71,436
  Less: Refining                    1,933       1,933        1,933       1,933
        CMLT Royalty                  105         105          105         105
  Net Revenue                      69,398      69,398       69,398      69,398

OPERATING COSTS
  Mine Operating Costs             37,909      37,919       37,929      37,940
  Plus: G&A                         5,947       5,898        5,899       5,900
  Total Operating Costs            43,856      43,817       43,828      43,840

Cash Operating Profit              25,542      25,581       25,570      25,558

Less: Depreciation                  6,141       5,949        5,838       9,957
      Federal Taxes                 6,208       6,282        6,314       4,992
      Profit Sharing                    -           -            -           -
Net Profit after Taxes             13,193      13,350       13,417      10,609

CASH FLOW TO PROJECT
  Net Profit after Taxes           13,193      13,350       13,417      10,609
  Plus: Depreciation                6,141       5,949        5,838       9,957
  Less: Capital Investment          5,545       5,578        5,937      10,253
        Change in Working
         Capital                        -           -            -           -
  Net Cash Flow to Project         13,789      13,721       13,319      10,313
  Accum NCF to Project             77,810      91,531      104,850     115,163

PRESENT VALUE OF NCF
  Discounted at 2.5%               69,917      81,318       92,115     100,271
  Discounted at 5.0%               63,076      72,593       81,390      87,877
  Discounted at 7.5%               57,122      65,099       72,302      77,490
  Discounted at 10.0%              51,918      58,631       64,556      68,726
------------------------------------------------------------------------------

Gold Price $300.00 /oz         Silver Price $4.70 /oz

                                   LA GUITARRA
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT
                                UNITS       VALUE       AVERAGE      2002      2003      2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                      839,500     83,950    83,950     83,950      83,950      83,950     83,950
  GOLD
    Grade                        g/t                        1.67       2.77      2.77       2.06        1.30        1.30       1.30
    Recovery                      %                           80%        80%       80%        80%         80%         80%        80%
    Production                    oz                      36,059      5,981     5,981      4,448       2,807       2,807      2,807
    Gross Revenue                kUS$        12.89        10,818      1,794     1,794      1,334         842         842        842
    Less: Refining etc.          kUS$         0.05            45          7         7          6           4           4          4
    Net Gold Revenue             kUS$        12.83        10,773      1,787     1,787      1,329         839         839        839
  SILVER
    Grade                        g/t                         434        397       397        421         447         447        447
    Recovery                      %                         81.1%      81.1%     81.1%      81.1%       81.1%       81.1%      81.1%
    Production                   koz                       9,509        869       869        922         978         978        978
    Gross Revenue                kUS$                     44,691      4,084     4,084      4,331       4,599       4,599      4,599
    Less: Refining etc.          kUS$         2.27         1,902        174       174        184         196         196        196
    Net Silver Revenue           kUS$        50.97        42,789      3,911     3,911      4,147       4,403       4,403      4,403

  Total Revenue                  kUS$        63.80        53,562      5,697     5,697      5,476       5,242       5,242      5,242
  Less CMLT Royalty (2% NSR)     kUS$         1.28         1,071        114       114        110         105         105        105
  Total Net Metal Revenue        kUS$        62.53        52,491      5,583     5,583      5,366       5,137       5,137      5,137

OPERATING COSTS
  Operating Cost per tonne                                            39.11     40.86      41.72       41.77       41.87      41.97
  Total Operating Cost           kUS$        41.63        34,952      3,283     3,431      3,503       3,506       3,515      3,524
  G&A (allocated)                kUS$         5.56         4,672        569       558        524         481         425        425

Cash Operating Profit            kUS$        15.33        12,867      1,732     1,595      1,340       1,150       1,197      1,188

Less Capital Investment          kUS$         8.51         7,146      1,939     1,194        560         568         643        448

Net Project Cash Flow
 Before Taxes                    kUS$         6.81         5,721       -208       401        779         582         554        740
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                  2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                       83,950      83,950       83,950      83,950
  GOLD
    Grade                            1.30        1.30         1.30        1.30
    Recovery                           80%         80%          80%         80%
    Production                      2,807       2,807        2,807       2,807
    Gross Revenue                     842         842          842         842
    Less: Refining etc.                 4           4            4           4
    Net Gold Revenue                  839         839          839         839
  SILVER
    Grade                             447         447          447         447
    Recovery                         81.1%       81.1%        81.1%       81.1%
    Production                        978         978          978         978
    Gross Revenue                   4,599       4,599        4,599       4,599
    Less: Refining etc.               196         196          196         196
    Net Silver Revenue              4,403       4,403        4,403       4,403

  Total Revenue                     5,242       5,242        5,242       5,242
  Less CMLT Royalty (2% NSR)          105         105          105         105
  Total Net Metal Revenue           5,137       5,137        5,137       5,137

OPERATING COSTS
  Operating Cost per tonne          42.08       42.20        42.32       42.44
  Total Operating Cost              3,533       3,542        3,553       3,563
  G&A (allocated)                     425         422          422         422

Cash Operating Profit               1,179       1,173        1,162       1,152

Less Capital Investment               448         448          448         448

Net Project Cash Flow
 Before Taxes                         731         725          714         704
------------------------------------------------------------------------------

                                 SAN DIMAS AREA
                                  (US DOLLARS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002      2003       2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                    6,280,490    518,640   505,400    550,900     603,650     683,650    683,650
  Recovered Gold                  oz                     612,499     57,944    56,104     59,886      62,124      69,207     64,934
  Recovered Silver               koz                      61,749      5,467     5,353      5,792       6,049       6,884      6,638
  Gross Value                    kUS$        75.47       473,969     43,079    41,992     45,186      47,068      53,115     50,677
  Less: Refining                 kUS$         2.09        13,115      1,166     1,141      1,233       1,287       1,463      1,409
  Net Revenue                    kUS$        73.38       460,854     41,913    40,851     43,953      45,781      51,652     49,268

OPERATING COSTS
  Mine Operating Costs           kUS$        39.65       249,034     23,427    21,917     22,657      23,590      26,240     26,240
  Plus: G&A                      kUS$         5.49        34,454      3,515     3,360      3,436       3,455       3,462      3,462
  Total Operating Costs          kUS$        45.14       283,487     26,941    25,277     26,093      27,046      29,702     29,702

Cash Operating Profit            kUS$        28.24       177,366     14,971    15,574     17,860      18,735      21,950     19,566

Less Capital Investment          kUS$         9.09        57,106     10,676    12,085      7,163       5,715       5,821      3,129

Net Project Cash Flow
 Before Taxes                    kUS$        19.15       120,260      4,296     3,489     10,696      13,020      16,129     16,437
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                      683,650     683,650      683,650     683,650
  Recovered Gold                   60,575      60,575       60,575      60,575
  Recovered Silver                  6,392       6,392        6,392       6,392
  Gross Value                      48,213      48,213       48,213      48,213
  Less: Refining                    1,354       1,354        1,354       1,354
  Net Revenue                      46,859      46,859       46,859      46,859

OPERATING COSTS
  Mine Operating Costs             26,240      26,240       26,240      26,240
  Plus: G&A                         3,462       3,433        3,434       3,435
  Total Operating Costs            29,702      29,674       29,674      29,675

Cash Operating Profit              17,157      17,185       17,185      17,184

Less Capital Investment             3,129       3,129        3,129       3,129

Net Project Cash Flow
 Before Taxes                      14,027      14,056       14,055      14,055
------------------------------------------------------------------------------

                                    TAYOLTITA
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002      2003       2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                    2,478,871    172,771   175,000    203,600     232,500     282,500    282,500
  GOLD
    Grade                        g/t                        3.18       3.69      3.69       3.69        3.69        3.69       3.20
    Recovery                      %                         96.0%        96%       96%        96%         96%         96%        96%
    Production                    oz                     243,520     19,677    19,931     23,188      26,480      32,174     27,902
    Gross Revenue                kUS$        29.47        73,056      5,903     5,979      6,956       7,944       9,652      8,371
    Less: Refining etc.          kUS$         0.12           304         25        25         29          33          40         35
    Net Gold Revenue             kUS$        29.35        72,752      5,879     5,954      6,927       7,911       9,612      8,336
  SILVER
    Grade                        g/t                         342        372       372        372         372         372        343
    Recovery                      %                           93%      93.4%     93.4%      93.4%       93.4%       93.4%      93.4%
    Production                   koz                      25,477      1,930     1,955      2,274       2,597       3,156      2,910
    Gross Revenue                kUS$        48.30       119,740      9,071     9,188     10,689      12,207      14,832     13,676
    Less: Refining etc.          kUS$         2.06         5,095        386       391        455         519         631        582
    Net Silver Revenue           kUS$        46.25       114,645      8,685     8,797     10,235      11,687      14,201     13,094

  Total Net Metal Revenue        kUS$        75.60       187,396     14,563    14,751     17,162      19,598      23,813     21,429

OPERATING COSTS
  Operating Cost per tonne                                 36.15      42.91     40.00      38.00       35.00       35.00      35.00
  Total Operating Cost           kUS$        36.15        89,612      7,413     7,000      7,737       8,138       9,888      9,888
  G&A (allocated)                kUS$         5.44        13,484      1,171     1,163      1,270       1,331       1,431      1,431

Cash Operating Profit            kUS$        34.01        84,300      5,979     6,588      8,155      10,130      12,495     10,111
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008         2009         2010       2011
------------------------------------------------------------------------------
Production
  Ore Milled                      282,500     282,500      282,500     282,500
  GOLD
    Grade                            2.70        2.70         2.70        2.70
    Recovery                           96%         96%          96%         96%
    Production                     23,542      23,542       23,542      23,542
    Gross Revenue                   7,063       7,063        7,063       7,063
    Less: Refining etc.                29          29           29          29
    Net Gold Revenue                7,033       7,033        7,033       7,033
  SILVER
    Grade                             314         314          314         314
    Recovery                         93.4%       93.4%        93.4%       93.4%
    Production                      2,664       2,664        2,664       2,664
    Gross Revenue                  12,519      12,519       12,519      12,519
    Less: Refining etc.               533         533          533         533
    Net Silver Revenue             11,987      11,987       11,987      11,987

  Total Net Metal Revenue          19,020      19,020       19,020      19,020

OPERATING COSTS
  Operating Cost per tonne          35.00       35.00        35.00       35.00
  Total Operating Cost              9,888       9,888        9,888       9,888
  G&A (allocated)                   1,431       1,419        1,419       1,419

Cash Operating Profit               7,702       7,714        7,713       7,713
------------------------------------------------------------------------------

                                   SANTA RITA
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002      2003       2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                  (US$/t)
  Ore Milled                      t                    1,927,710    155,710   157,000    175,000     180,000     210,000    210,000
  GOLD
    Grade                        g/t                        2.33       2.76      2.76       2.60        2.20        2.20       2.20
    Recovery                      %                           96%        96%       96%        96%         96%         96%        96%
    Production                    oz                     138,462     13,264    13,374     14,043      12,222      14,259     14,259
    Gross Revenue                kUS$        21.55        41,538      3,979     4,012      4,213       3,667       4,278      4,278
    Less: Refining etc.          kUS$         0.09           173         17        17         18          15          18         18
    Net Gold Revenue             kUS$        21.46        41,365      3,963     3,996      4,195       3,651       4,260      4,260
  SILVER
    Grade                        g/t                         334        384       384        369         319         319        319
    Recovery                      %                         93.4%      93.4%     93.4%      93.4%       93.4%       93.4%      93.4%
    Production                   koz                      19,339      1,796     1,810      1,939       1,724       2,012      2,012
    Gross Revenue                kUS$        47.15        90,893      8,439     8,509      9,114       8,104       9,455      9,455
    Less: Refining etc.          kUS$         2.01         3,868        359       362        388         345         402        402
    Net Silver Revenue           kUS$        45.14        87,026      8,080     8,147      8,726       7,759       9,052      9,052

  Total Net Metal Revenue        kUS$        66.60       128,391     12,042    12,142     12,921      11,411      13,312     13,312

OPERATING COSTS
  Operating Cost per tonne                                 37.33      43.00     42.00      38.00       37.00       36.00      36.00
  Total Operating Cost           kUS$        37.33        71,960      6,696     6,594      6,650       6,660       7,560      7,560
  G&A (allocated)                kUS$         5.49        10,576      1,055     1,044      1,091       1,030       1,063      1,063

Cash Operating Profit            kUS$        23.79        45,856      4,292     4,504      5,180       3,720       4,689      4,689
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                      210,000     210,000      210,000     210,000
  GOLD
    Grade                            2.20        2.20         2.20        2.20
    Recovery                           96%         96%          96%         96%
    Production                     14,259      14,259       14,259      14,259
    Gross Revenue                   4,278       4,278        4,278       4,278
    Less: Refining etc.                18          18           18          18
    Net Gold Revenue                4,260       4,260        4,260       4,260
  SILVER
    Grade                             319         319          319         319
    Recovery                         93.4%       93.4%        93.4%       93.4%
    Production                      2,012       2,012        2,012       2,012
    Gross Revenue                   9,455       9,455        9,455       9,455
    Less: Refining etc.               402         402          402         402
    Net Silver Revenue              9,052       9,052        9,052       9,052

  Total Net Metal Revenue          13,312      13,312       13,312      13,312

OPERATING COSTS
  Operating Cost per tonne          36.00       36.00        36.00       36.00
  Total Operating Cost              7,560       7,560        7,560       7,560
  G&A (allocated)                   1,063       1,055        1,055       1,055

Cash Operating Profit               4,698       4,698        4,698       4,697
------------------------------------------------------------------------------

                                   SAN ANTONIO
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE      2002       2003      2004        2005        2006        2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                    1,873,909    190,159   173,400    172,300     191,150     191,150    191,150
  GOLD
    Grade                        g/t                        3.99       4.26      4.26       4.26        3.97        3.86       3.86
    Recovery                      %                           96%        96%       96%        96%         96%         96%        96%
    Production                    oz                     230,518     25,003    22,799     22,655      23,422      22,773     22,773
    Gross Revenue                kUS$        36.90        69,155      7,501     6,840      6,796       7,027       6,832      6,832
    Less: Refining etc.          kUS$         0.15           288         31        28         28          29          28         28
    Net Gold Revenue             kUS$        36.75        68,867      7,470     6,811      6,768       6,997       6,803      6,803
  SILVER
    Grade                        g/t                         301        305       305        305         301         299        299
    Recovery                      %                         93.4%      93.4%     93.4%      93.4%       93.4%       93.4%      93.4%
    Production                   koz                      16,933      1,742     1,588      1,578       1,728       1,716      1,716
    Gross Revenue                kUS$        42.47        79,586      8,186     7,464      7,417       8,120       8,066      8,066
    Less: Refining etc.          kUS$         1.81         3,387        348       318        316         346         343        343
    Net Silver Revenue           kUS$        40.66        76,199      7,837     7,147      7,101       7,775       7,723      7,723

  Total Net Metal Revenue        kUS$        77.41       145,066     15,307    13,958     13,869      14,772      14,527     14,527

OPERATING COSTS
  Operating Cost per tonne                                 46.67      49.00     48.00      48.00       46.00       46.00      46.00
  Total Operating Cost           kUS$        46.67        87,462      9,318     8,323      8,270       8,793       8,793      8,793
  G&A (allocated)                kUS$         5.55        10,395      1,289     1,153      1,075       1,094         968        968

Cash Operating Profit            kUS$        25.19        47,210      4,700     4,482      4,524       4,885       4,766      4,766
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                      191,150     191,150      191,150     191,150
  GOLD
    Grade                            3.86        3.86         3.86        3.86
    Recovery                           96%         96%          96%         96%
    Production                     22,773      22,773       22,773      22,773
    Gross Revenue                   6,832       6,832        6,832       6,832
    Less: Refining etc.                28          28           28          28
    Net Gold Revenue                6,803       6,803        6,803       6,803
  SILVER
    Grade                             299         299          299         299
    Recovery                         93.4%       93.4%        93.4%       93.4%
    Production                      1,716       1,716        1,716       1,716
    Gross Revenue                   8,066       8,066        8,066       8,066
    Less: Refining etc.               343         343          343         343
    Net Silver Revenue              7,723       7,723        7,723       7,723

  Total Net Metal Revenue          14,527      14,527       14,527      14,527

OPERATING COSTS
  Operating Cost per tonne          46.00       46.00        46.00       46.00
  Total Operating Cost              8,793       8,793        8,793       8,793
  G&A (allocated)                     968         960          960         960

Cash Operating Profit               4,766       4,774        4,774       4,773
------------------------------------------------------------------------------

                                   SAN MARTIN
                                 (US$ THOUSANDS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

-----------------------------------------------------------------------------------------------------------------------------------
                                            UNIT        TOTAL/
                                UNITS       VALUE       AVERAGE       2002      2003      2004        2005        2006       2007
-----------------------------------------------------------------------------------------------------------------------------------
Production                                 (US$/t)
  Ore Milled                      t                    3,705,326    282,900   309,826    320,300     351,500     406,800    406,800
  GOLD
    Grade                        g/t                        2.77       3.71      3.71       2.59        2.59        2.59       2.59
    Recovery                      %                         96.5%      96.5%     96.5%      96.5%       96.5%       96.5%      96.5%
    Production                    oz                     318,341     32,563    35,662     25,738      28,245      32,689     32,689
    Gross Revenue                kUS$        25.77        95,502      9,769    10,699      7,721       8,474       9,807      9,807
    Less: Refining etc.          kUS$         0.11           398         41        45         32          35          41         41
    Net Gold Revenue             kUS$        25.67        95,104      9,728    10,654      7,689       8,438       9,766      9,766
  SILVER
    Grade                        g/t                         155         58        58        173         173         173        173
    Recovery                      %                         72.4%        58%       65%        70%         75%         75%        75%
    Production                   koz                      13,577        306       376      1,247       1,466       1,697      1,697
    Gross Revenue                kUS$        17.22        63,811      1,438     1,765      5,861       6,892       7,976      7,976
    Less: Refining etc.          kUS$         0.73         2,715         61        75        249         293         339        339
    Net Silver Revenue           kUS$        16.49        61,096      1,377     1,690      5,612       6,598       7,636      7,636

  Total Net Metal Revenue        kUS$        42.16       156,200     11,105    12,344     13,301      15,037      17,402     17,402

OPERATING COSTS
  Operating Cost per tonne      US$/t                      20.73      24.00     23.00      22.00       20.00       20.00      20.00
  Total Operating Cost           kUS$        20.73        76,808      6,790     7,126      7,047       7,030       8,136      8,136
  G&A (allocated)                kUS$         5.48        20,297      1,917     2,060      1,998       2,012       2,060      2,060

Cash Operating Profit            kUS$        15.95        59,095      2,398     3,158      4,257       5,995       7,206      7,206

Less Capital Investment          kUS$         6.12        22,679      3,347     4,911      2,906       3,422       2,696      1,079

Net Project Cash Flow
 Before Taxes                    kUS$         9.83        36,416       -948    -1,753      1,351       2,573       4,510      6,127
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
Production
  Ore Milled                      406,800     406,800      406,800     406,800
  GOLD
    Grade                            2.59        2.59         2.59        2.59
    Recovery                         96.5%       96.5%        96.5%       96.5%
    Production                     32,689      32,689       32,689      32,689
    Gross Revenue                   9,807       9,807        9,807       9,807
    Less: Refining etc.                41          41           41          41
    Net Gold Revenue                9,766       9,766        9,766       9,766
  SILVER
    Grade                             173         173          173         173
    Recovery                           75%         75%          75%         75%
    Production                      1,697       1,697        1,697       1,697
    Gross Revenue                   7,976       7,976        7,976       7,976
    Less: Refining etc.               339         339          339         339
    Net Silver Revenue              7,636       7,636        7,636       7,636

  Total Net Metal Revenue          17,402      17,402       17,402      17,402

OPERATING COSTS
  Operating Cost per tonne          20.00       20.00        20.00       20.00
  Total Operating Cost              8,136       8,136        8,136       8,136
  G&A (allocated)                   2,060       2,043        2,043       2,044

Cash Operating Profit               7,206       7,223        7,223       7,223

Less Capital Investment             1,079       1,079        1,079       1,079

Net Project Cash Flow
 Before Taxes                       6,127       6,144        6,143       6,143
------------------------------------------------------------------------------

                       MINAS LUISMAN - CAPITAL INVESTMENTS
                                  (US DOLLARS)

BASED ON P&P RESERVES AND INFERRED RESOURCES

----------------------------------------------------------------------------------------------------------------------------------
                                 DEPRECIATION
                                    METHOD        TOTAL        2002        2003        2004         2005        2006        2007
----------------------------------------------------------------------------------------------------------------------------------
LA GUITARRA
  MINERA ARAUCO
  MAINTENANCE:
    Drilling                         100%       1,205,340     143,430    147,990      147,990      147,990     177,990      87,990
    Drifting                         100%       1,406,230     167,335    172,655      172,655      172,655     207,655     102,655
    Infrastructure                57% (Lump)      451,570      34,294     36,978       40,200       43,956      49,357      49,357
    Mining Equipment Leasing         100%       1,620,000     162,000    162,000      162,000      162,000     162,000     162,000
    Plant Equipment replacement   77% (Lump)      422,868      32,114     34,627       37,645       41,162      46,220      46,220

  Construction                    57% (Lump)      400,000     400,000
  ADD FROM SRK REVIEW
    La Guitarra                      100%       1,640,000   1,000,000    640,000            -            -           -           -
Total La Guitarra                               7,146,008   1,939,173  1,194,250      560,490      567,763     643,222     448,222

SAN MARTIN
  MAINTENANCE:
    Drilling                         100%       2,527,064     226,728    229,668      229,668      263,000     263,000     263,000
    Drifting                         100%       2,676,030     264,516    267,946      267,946      267,946     267,946     267,946
    Infrastructure                57% (Lump)    1,211,921      92,038     99,241      107,888      117,970     132,464     132,464
    Mining Equipment Leasing         100%       2,806,000     254,000    254,000      254,000      292,000     292,000     292,000
    Plant Equipment replacement   77% (Lump)    1,134,885      86,187     92,933      101,030      110,471     124,044     124,044
  EXPANSION:
    Drilling                         100%       2,296,596     226,728    289,668      505,394      770,880     503,926
    Drifting                         100%       2,679,362     264,516    337,946      589,627      899,360     587,913
    Mining Equipment              77% (Lump)      482,000     482,000          -            -            -           -
    Plant Equipment               77% (Lump)    1,514,930           -  1,514,930            -            -           -
  Environmental Capex:                            150,000     150,000
    Tailings Dam Expansion           100%         200,000                200,000
    San Pedrito Project              100%         440,000                440,000
  ADD FROM SRK REVIEW
    pit wall                         100%         285,000     150,000    135,000            -            -           -           -
    tails dams                       100%       3,575,000     850,000    750,000      750,000      700,000     525,000           -
    tails dewater                    100%         700,000     300,000    300,000      100,000            -           -           -
Total San Martin                               22,678,788   3,346,713  4,911,332    2,905,553    3,421,627   2,696,293   1,079,454
----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                  2008        2009         2010        2011
------------------------------------------------------------------------------
LA GUITARRA
  MINERA ARAUCO
  MAINTENANCE:
    Drilling                       87,990      87,990       87,990      87,990
    Drifting                      102,655     102,655      102,655     102,655
    Infrastructure                 49,357      49,357       49,357      49,357
    Mining Equipment Leasing      162,000     162,000      162,000     162,000
    Plant Equipment replacement    46,220      46,220       46,220      46,220

  Construction
  ADD FROM SRK REVIEW
    La Guitarra
Total La Guitarra                 448,222     448,222      448,222     448,222

SAN MARTIN
  MAINTENANCE:
    Drilling                      263,000     263,000      263,000     263,000
    Drifting                      267,946     267,946      267,946     267,946
    Infrastructure                132,464     132,464      132,464     132,464
    Mining Equipment Leasing      292,000     292,000      292,000     292,000
    Plant Equipment replacement   124,044     124,044      124,044     124,044
  EXPANSION:
    Drilling
    Drifting
    Mining Equipment
    Plant Equipment
  Environmental Capex:
    Tailings Dam Expansion
    San Pedrito Project
  ADD FROM SRK REVIEW
    pit wall                            -           -            -           -
    tails dams                          -           -            -           -
    tails dewater                       -           -            -           -
Total San Martin                1,079,454   1,079,454    1,079,454   1,079,454
------------------------------------------------------------------------------

                       MINAS LUISMAN - CAPITAL INVESTMENTS
                                  (US DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------
                                 DEPRECIATION
                                    METHOD       TOTAL        2002        2003        2004         2005        2006        2007
----------------------------------------------------------------------------------------------------------------------------------
AREA SAN DIMAS
  MAINTENANCE:
    Drilling                          100%      7,659,948     480,000     797,772     797,772      797,772     797,772     797,772
    Drifting                          100%      8,936,606     560,000     930,734     930,734      930,734     930,734     930,734
    Infrastructure                 57% (Lump)   4,038,107     306,668     330,670     359,482      393,073     441,369     441,369
    Mining Equipment Leasing          100%      5,460,000     546,000     546,000     546,000      546,000     546,000     546,000
    Plant Equipment replacement    77% (Lump)   3,781,422     287,175     309,651     336,631      368,087     413,313     413,313
  EXPANSION:
    Drilling                          100%      4,977,924   1,025,808     799,440     918,372      992,076   1,242,228           -
    Drifting                          100%      5,807,578   1,196,776     932,680   1,071,434    1,157,422   1,449,266
    Infrastructure                 57% (Lump)   1,320,000     655,350     664,650           -            -           -
    Mining Equipment               77% (Lump)   1,964,000     849,000   1,115,000           -            -           -
    Plant Equipment                77% (Lump)   4,592,380   2,683,730   1,908,650           -            -           -
    Mining Equipment Rent             100%              -
Environmental Capex:                                    -
  San Antonio Dam Stability           100%      6,503,000   2,000,000   3,000,000   1,503,000
Safety:                                                 -
  Tayoltita Crushing Area          77% (Lump)      85,000      85,000
  Plant Equipment                  77% (Lump)           -
Additional Items from SRK work                          -
  San Antonio                         100%              -
  Closure                             100%        150,000           -     150,000           -            -           -           -
  Tails Dam Tayoltita                 100%      1,830,000                 600,000     700,000      530,000           -           -

Total San Dimas Area                           57,105,965  10,675,507  12,085,247   7,163,425    5,715,164   5,820,682   3,129,188
----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
AREA SAN DIMAS
  MAINTENANCE:
    Drilling                      797,772     797,772      797,772     797,772
    Drifting                      930,734     930,734      930,734     930,734
    Infrastructure                441,369     441,369      441,369     441,369
    Mining Equipment Leasing      546,000     546,000      546,000     546,000
    Plant Equipment replacement   413,313     413,313      413,313     413,313
  EXPANSION:
    Drilling                            -
    Drifting
    Infrastructure
    Mining Equipment
    Plant Equipment
    Mining Equipment Rent
Environmental Capex:
  San Antonio Dam Stability
Safety:
  Tayoltita Crushing Area
  Plant Equipment
Additional Items from SRK work
  San Antonio
  Closure                               -           -            -           -
  Tails Dam Tayoltita                   -           -            -           -

Total San Dimas Area            3,129,188   3,129,188    3,129,188   3,129,188
------------------------------------------------------------------------------

                         MINAS LUISMAN - TAX CALCULATION
                                  (US DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------
                                                 TOTAL/
                           YEAR    AVAILABLE     AVERAGE        2002        2003        2004        2005         2006        2007
----------------------------------------------------------------------------------------------------------------------------------
Net Profit after Deprec.                                        2,185       1,204      11,096       14,830      19,710      21,652
Losses used                2002         1,782       1,782       1,782
                           2003         2,469       1,608         403       1,204
                           2004         5,561       5,561           -           -       5,561
                           2005         3,273       3,273           -           -       3,273            -
                           2006         5,321       5,321           -           -       2,261        3,060           -
                           2007         4,586       4,586           -           -           -        4,586           -           -
                           2008         2,464       2,464           -           -           -        2,464           -           -
                           2009         9,651       9,651           -           -           -        4,720       4,931           -
                           2010         5,436       5,436           -           -           -            -       5,436           -
                           2011         1,164       1,164           -           -           -            -       1,164           -
Total LCF                              41,707      40,846       2,185       1,204      11,096       14,830      11,531           -
Net After LCF                          81,633                       -           -           -            -       8,179      21,652

Tax Rate                                                           35%         34%         33%          32%         32%         32%
Federal Taxes                                      33,343           -           -           -            -       2,617       6,929
----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                   2008        2009         2010        2011
------------------------------------------------------------------------------
Net Profit after Deprec.           19,401      19,632       19,731      15,601
Losses used





                                        -
                                        -           -
                                        -           -            -
                                        -           -            -           -
Total LCF                               -           -            -           -
Net After LCF                      19,401      19,632       19,731      15,601

Tax Rate                               32%         32%          32%         32%
Federal Taxes                       6,208       6,282        6,314       4,992
------------------------------------------------------------------------------

         SENSITIVITY OF NET CASH FLOW TO CHANGES IN METAL PRICES & COSTS BASED ON PROVEN & PROBABLE RESERVES & INFERRED MINERAL RESOURCES

                           NET CASH FLOW TO PROJECT
                                (US$ MILLIONS)
-------------------------------------------------------------------------
                    SILVER     GOLD       Ag+Au     OPERATING    CAPITAL
     CHANGE          PRICE     PRICE      PRICES      COSTS       COSTS
-------------------------------------------------------------------------
         -20.0%       56.5       72.0        10.7       172.6       130.0
         -10.0%       86.1       93.6        64.3       144.0       122.7
           Base      115.2      115.2       115.2       115.2       115.2
         +10.0%      142.5      135.1       162.2        84.1       106.9
         +20.0%      169.5      154.9       208.9        52.3        98.7

           PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
                                      (%)
-------------------------------------------------------------------------
                    SILVER     GOLD       Ag+Au     OPERATING    CAPITAL
     CHANGE          PRICE     PRICE      PRICES      COSTS       COSTS
-------------------------------------------------------------------------
         -20.0%      -51.0%     -37.5%      -90.7%      +49.9%      +12.8%
         -10.0%      -25.2%     -18.7%      -44.2%      +25.1%       +6.5%
           Base          0%         0%          0%          0%          0%
         +10.0%      +23.7%     +17.4%      +40.8%      -27.0%       -7.2%
         +20.0%      +47.2%     +34.5%      +81.4%      -54.6%      -14.3%
-------------------------------------------------------------------------